                                                Filed pursuant to Rule 424(b)(1)
                                                Registration File No. 333-53491

PROSPECTUS
----------
                                7,000,000 SHARES
                                    [LOGO]
                         AMERICAN AXLE & MANUFACTURING
                                 HOLDINGS, INC.
                                  COMMON STOCK
                            ------------------------

     All of the 7,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the "Company"), offered hereby are being issued and sold by the Company. Upon the closing of the Offerings (as defined below), Blackstone Capital Partners II Merchant Banking Fund L.P. and its affiliates (collectively, "Blackstone") and the officers and directors of the Company will own 54.3% and 25.2%, respectively, of the outstanding Common Stock on a fully diluted basis (53.2% and 24.6%, respectively, if the over-allotment options are exercised in full).

     Of the 7,000,000 shares of Common Stock offered hereby, 5,600,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,400,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"). The initial public offering price and the underwriting discount per share are identical for the U.S. Offering and the International Offering (collectively, the "Offerings"). See "Underwriting."

     Prior to the Offerings, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

     The Company's Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "AXL."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                      PRICE TO                UNDERWRITING              PROCEEDS TO
                       PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------
Per Share...           $17.00                    $1.19                     $15.81
Total(3)....        $119,000,000               $8,330,000               $110,670,000
------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers (collectively, the "Underwriters") against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,850,000.

(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an additional 840,000 and 210,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $136,850,000, $9,579,500 and $127,270,500, respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about February 3, 1999.
                            ------------------------

MERRILL LYNCH & CO.
              CREDIT SUISSE FIRST BOSTON
                             DONALDSON, LUFKIN & JENRETTE
                                             MORGAN STANLEY DEAN WITTER
                                                        PAINEWEBBER INCORPORATED
                            ------------------------

                The date of this Prospectus is January 28, 1999.

                              [INSIDE FRONT COVER]

                            [GATEFOLD AND PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment options are not exercised, (ii) gives effect to the merger of American Axle & Manufacturing of Michigan, Inc., a Michigan corporation, into American Axle & Manufacturing Holdings, Inc., a newly formed Delaware corporation ("Holdings"), for the purpose of reincorporating in the State of Delaware, and (iii) reflects a 3,945-for-1 stock split. Statements concerning the automotive industry contained in this Prospectus are based on information compiled by the Company or derived from public sources which the Company believes to be reliable, including J.D. Power & Associates, Inc. ("J.D. Power") and Autofacts Automotive Outlook. Unless the context requires otherwise, all references herein to the "Company" shall mean Holdings, its predecessors and their wholly and majority owned subsidiaries, collectively.

                                  THE COMPANY

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and sport-utility vehicles ("SUVs"). The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The Company is the leading independent supplier, with an estimated 33% market share (by sales), of driveline components for light trucks and SUVs manufactured in North America and sold in the United States. The light truck and SUV segment is the fastest growing segment of the light vehicle market. The Company also manufactures axles, propeller shafts and other products for rear-wheel drive ("RWD") passenger cars. Additionally, the Company has the second largest (by sales) automotive forging operation in North America.

     The Company is General Motors Corporation's ("GM") principal supplier of driveline components for light trucks, SUVs and RWD passenger cars manufactured in North America, supplying substantially all of GM's rear axle and front four-wheel drive ("4WD") axle requirements and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales of $2.15 billion were to various divisions and subsidiaries of GM. The Company's second largest customer is the Ford Motor Company ("Ford"), for which the Company produces axle shafts and double cardan joints for light trucks and SUVs manufactured by Ford in North America.

     The Company, through its October 1998 acquisition of Albion Automotive (Holdings) Limited ("Albion"), supplies front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. Albion's sales for its fiscal year ended March 31, 1998 were approximately $130 million.

THE 1994 ACQUISITION

     The Company is the successor to the former Final Drive and Forge Business Unit of the Saginaw Division of GM (the "Business Unit" or "Predecessor") and has produced driveline components and forged products for over 75 years. In March 1994, a private investor group led by Richard E. Dauch formed the Company and purchased the Business Unit from GM (the "1994 Acquisition"). In connection with the 1994 Acquisition, GM and the Company entered into a Component Supply Agreement (the "CSA") under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In September 1997, the Company and GM signed an additional binding agreement, the Amended and Restated Memorandum of Understanding ("MOU"), which became operative after the Company's recapitalization described below. Under the MOU, the Company and GM have agreed to transition the CSA into a number of separate Lifetime Program Contracts ("LPCs"), substantially all of which have been entered into and under which the Company will supply products and components for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. See "Business--Contractual Arrangements with GM."

     The Company's management team, which was formed in connection with the 1994 Acquisition, is led by Mr. Dauch as Chairman of the Board, Chief Executive Officer and President and was carefully selected on the basis of its management expertise in the automotive industry. Mr. Dauch has over 34 years of experience in the industry and was an Executive Vice President for Chrysler Corporation ("Chrysler") from 1980 to 1991, and was instrumental in Chrysler's manufacturing and financial turnaround. As an executive of GM, he also managed the Business Unit's largest manufacturing plant (Detroit Gear & Axle) from 1974 to 1976. The Company's senior management team is comprised of 13 executives with an average of 25 years' experience in the automotive industry, including both automotive original equipment manufacturer ("OEM") and supplier operations.

POST-ACQUISITION IMPROVEMENTS

     Since the 1994 Acquisition, the Company has dramatically improved product quality and manufacturing efficiency through a combination of management leadership, significant investments in new equipment and technology, workforce training, and process improvements resulting in increased capacity utilization. From March 1994 through September 1998, the Company has invested approximately $775 million in capital expenditures and 1.4 million labor hours for training and education of its associates and has received and maintained ISO/QS 9000 certification for each of its facilities. As a result, (i) the average number of axles produced per production day increased from approximately 10,000 in March 1994 to approximately 14,000 in December 1998, (ii) discrepant parts shipped to GM (as measured by GM) decreased from approximately 13,400 parts per million ("PPM") during the six months ended December 31, 1994 to approximately 118 PPM during the six months ended December 31, 1998, and (iii) returned parts decreased from 5,136 PPM during the ten months ended December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. Net sales and operating income increased to $2.15 billion and $116.1 million, respectively, for the year ended December 31, 1997, from $2.02 billion and $93.5 million, respectively, for the year ended December 31, 1996.

     In February 1996, the Company was chosen as the design, development and production supplier for the GMT-800 Program, which represents the new generation of GM's full-size pickup trucks and SUVs, including the GMC and Chevrolet full-size pickup trucks and the Suburban, Tahoe and Yukon SUVs. GM began to phase in production of GMT-800 vehicles in June 1998. In June 1997, the Company was chosen as the supplier for the next generation of GM's mid-size SUVs, including the Blazer, Bravada and Jimmy (the "M-SUV Program"). These new programs replace existing programs supplied by the Company that accounted for approximately 65% of the Company's 1997 sales of $2.15 billion, thereby extending the Company's contract privileges for the life of these new programs (which typically run six to twelve years). These new programs also are expected to generate greater revenues for the Company through higher "Sales-Dollar Content" per vehicle (the Company's revenue per vehicle containing the Company's products) as a result of engineering enhancements and product improvements. This increase in Sales-Dollar Content per vehicle is already being realized with the GMT-800 Program, for which the Company has designed and engineered significant improvements in the quality and reliability of its driveline products that have improved the ride and handling of these light trucks and SUVs.

     In August 1998, the Company was awarded the mid-size pick-up truck replacement program (the "MST Program") for the GMT-325 Program, for which it will supply front and rear axles for future generation mid-sized pick-up trucks to be manufactured by GM in North America and Brazil. These axles are new product offerings for the Company.

THE RECAPITALIZATION

     On September 17, 1997, AAM Acquisition, Inc., an entity organized by Blackstone Capital Partners II Merchant Banking Fund L.P. and certain other affiliated investors (collectively, "Blackstone"), Jupiter Capital Corporation ("Jupiter"), Richard E. Dauch, Morton E. Harris, the Company and American Axle & Manufacturing, Inc. ("AAM, Inc."), then the parent of the Company, entered into an agreement (the "Recapitalization Agreement") pursuant to which Blackstone acquired control of the Company on October 29, 1997 (the "Recapitalization"). Prior to the Recapitalization, the Company was a wholly-owned subsidiary of AAM, Inc. Pursuant to the Recapitalization, the Company acquired a 100% ownership interest in AAM, Inc. by exchanging shares of its own stock, on a one-for-one basis, for the outstanding shares of common stock of AAM, Inc. Following the exchange of shares, on October 29, 1997, pursuant to the Recapitalization Agreement, Blackstone acquired shares of the Company's Common Stock from Jupiter and Mr. Dauch. The Company used approximately $474 million of aggregate proceeds from certain financings described herein to (i) repay certain indebtedness of AAM, Inc.,
(ii) repurchase all of the issued and outstanding shares of Class A Preferred Stock of AAM, Inc., (iii) repurchase certain shares of the Company's Common Stock held by Jupiter and Mr. Harris, (iv) pay costs and expenses incurred in connection with the Recapitalization, including fees, expenses and payments relating to certain of the Company's then existing stock options, and (v) fund the working capital requirements of the Company. Immediately after the closing of the Recapitalization, on a fully diluted basis Blackstone owned approximately 63.9% of the Common Stock, members of the Company's senior management owned approximately 29.0% of the Common Stock and Jupiter and Mr. Harris collectively owned approximately 5.5% of the Common Stock. See "Ownership of Common Stock" and Notes 2 and 8 to the Consolidated Financial Statements.

INDUSTRY

     The automotive industry has been and continues to be significantly influenced by several industry trends which the Company believes will enhance its strategic position and growth prospects. First, consumer demand for light trucks and SUVs continues to grow both in the United States and worldwide. In fact, in November 1998, sales of light-trucks and SUVs exceeded 50% of all light vehicle sales in the U.S. for the first time ever. The Company benefits directly from this trend due to its leading United States market share position as an independent supplier of driveline components for the light truck and SUV segment. Second, sales penetration of 4WD in the U.S. light vehicle market has increased from 7% in 1990 to over 15% in 1997 and, according to J.D. Power, is expected to continue to rise. The Company benefits from this trend since its Sales-Dollar Content per vehicle is approximately 80% higher on a 4WD vehicle than on a comparable two-wheel drive vehicle. Third, automotive OEMs continue to outsource component manufacturing as a result of competitive pressures to improve quality and reduce capital expenditures, production costs and inventory levels. A significant portion of driveline components are currently manufactured by OEMs, representing a substantial outsourcing opportunity for the Company. Fourth, in connection with this outsourcing trend, OEMs are placing greater reliance on large Tier I full-service suppliers that are capable of supplying integrated systems. It is anticipated that as this trend continues, the number of suppliers will substantially decrease. As the 16th largest (by sales) North American automotive OEM parts supplier (according to the March 30, 1998 Automotive News), the Company believes it is well positioned to compete successfully as a systems integrator in the consolidating supplier market. Fifth, OEMs are expanding manufacturing operations into global markets, thereby providing Tier I suppliers the opportunity to follow OEMs into those markets. The Company has participated in this trend by being awarded contracts to supply components to GM's operations in South America, Indonesia and Mexico.

BUSINESS STRATEGY

     The Company plans to leverage its competitive advantages and actively pursue the following strategies to increase revenue and profitability:

     Improve Product Quality and Manufacturing Efficiency. Since the 1994 Acquisition, the Company has dramatically improved product quality and efficiency. The Company is committed to continue reducing operating costs by developing new manufacturing processes and by investing in new equipment, technologies and improvements in product designs. The Company believes that the significant modernization of its manufacturing equipment and facilities which has been completed over the last four years, as well as initiatives to be undertaken in connection with the GMT-800, the M-SUV and the MST Programs, will generate enhanced productivity and operating efficiency. From March 1994 through September 1998, the Company has invested approximately $775 million in the modernization of its equipment and facilities.

     Diversify, Strengthen and Globalize OEM Customer Base. The Company currently provides axle shafts and double cardan joints to Ford and has begun to pursue strategic initiatives to further diversify its customer base by providing products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between GM and Suzuki), and Mercedes-Benz. Through its diversification efforts, the Company has increased its sales to customers other than GM and estimates that such sales exceeded $100 million in 1998. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. Substantially all of the Company's products are presently sold in North America. The Company currently has sales offices in Tokyo, Japan and Ulm, Germany; this presence is intended to help the Company access new markets for its products. Additionally, the Company is establishing a sales office and constructing a manufacturing facility in Guanajuato, Mexico, which is currently scheduled to begin production in the fall of 2000.

     Expand Systems Integrator Capability. OEMs continue to consolidate their supplier base and shift the design, engineering and manufacturing functions of complete systems to their remaining Tier I suppliers. The Company currently supplies axles, propeller shafts, chassis components and forged products for light trucks and SUVs. The Company intends to provide additional driveline components through a combination of developing new technologies and other capabilities, managing Tier II and Tier III suppliers and acquiring other suppliers in order to offer its customers more fully-integrated driveline systems.

     Develop New Products. The Company intends to diversify its product portfolio by designing and developing new products and systems. As part of its commitment to product development, the Company opened its Technical Center in 1995 which provides resources to the Company's engineers to improve the design of the Company's existing products and to design new products. The Company invested $23.4 million and $27.8 million in research and development in 1996 and 1997, respectively. To date, these initiatives have resulted in several new products such as the new 11.5" axle (initially being used in the GMT-800 Program), multi-link rear axles, an integral oil pan front axle, precision steering system joints (which utilize lash free/low lash idlers and radiax pivot sockets) and improved propeller shaft "U-Joints." The Company is also in the process of developing other new products such as independent rear drive system modules, traction-enhancing advanced differentials, banjo-style axles, aluminum rear axle carriers, axle cooler covers, spherical differential cases and near net/net shaped forgings.

     Pursue Selected Acquisition Opportunities. The Company is pursuing an acquisition strategy which is intended to advance the implementation of its strategic initiatives. The acquisition candidates the Company is evaluating include: (i) suppliers of driveline components which complement the Company's current product offerings, (ii) companies in the forging industry, a segment which is highly fragmented, which will allow the Company to capitalize upon the trend toward OEM supplier consolidation, and (iii) other automotive parts suppliers. This acquisition strategy will enhance the Company's efforts to diversify its customer base, expand its product offerings, selectively globalize its operations and/or leverage its design, engineering and validation expertise.

     The Company's October 1998 acquisition of Albion illustrates how the implementation of the Company's strategic initiatives can be advanced through an acquisition, as it provides the Company with diversified product lines, a broader customer base and expanded geographic presence. Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. This acquisition adds product offerings for vehicle classes in gross vehicle weight ("GVW") 4-8, expanding the Company's product portfolio to include vehicle classes GVW 1-8. This acquisition also broadens the Company's customer base by adding Caterpillar (Perkins), LDV, PACCAR (Leyland and DAF), Renault, Rolls-Royce, Rover and Volvo. Finally, Albion expands the Company's geographic presence by adding manufacturing capabilities in Europe which will complement the Company's existing sales office in Ulm, Germany.

     The Company is currently in discussions with several acquisition candidates of the types described above, and the Company's Credit Facilities have been amended to provide the Company with increased flexibility to pursue its acquisition strategy, provided any necessary additional subordinated financing is obtained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness--Senior Secured Credit Facilities."

RECENT DEVELOPMENTS

     The Company's unaudited financial results for the quarter ended
December 31, 1998 reflect net sales of approximately $629.6 million, gross profit of approximately $70.4 million, operating income of approximately
$35.9 million, net income of approximately $14.7 million and diluted earnings per common share of approximately 34 cents. As part of the inducement for GM to enter into the MOU and commit to enter into the LPCs, the Company agreed to temporary reductions of certain payments by GM to the Company. Such reductions adversely impacted net sales, gross profit and operating income by approximately $12.7 million in the quarter ended December 31, 1998. The Company estimates that these reductions adversely impacted net income by $8.0 million for the quarter ended December 31, 1998. All such reductions terminated at December 31, 1998.

     The Company is incorporated in Delaware. The address of the Company's principal place of business is 1840 Holbrook Avenue, Detroit, Michigan 48212, and its telephone number is (313) 974-2000.

                                 THE OFFERINGS

Common Stock offered by the Company.......................................  7,000,000 shares(1)
Common Stock to be outstanding after the Offerings........................  39,456,107 shares(1)(2)
Use of Proceeds...........................................................  To reduce the Company's indebted-
                                                                            ness and for capital expenditures or
                                                                            future acquisitions, as described in
                                                                            "Use of Proceeds."
New York Stock Exchange symbol............................................  AXL

------------------
(1) Assumes no exercise of the over-allotment options granted by the Company to the Underwriters.

(2) Does not include 14,344,500 shares of Common Stock reserved for issuance upon exercise of outstanding options and 3,783,560 shares of Common Stock available for future issuance under the Company's stock option plans. See "Management--Stock Options."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary consolidated historical financial data at and for the years ended December 31, 1993, 1995, 1996 and 1997 and the two months and ten months ended February 28, 1994 and December 31, 1994, respectively, were derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The financial data at and for the nine-month periods ended September 30, 1997 and 1998 were derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements since the 1994 Acquisition and include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The earnings per common share has been computed based on the stock split to be effected prior to the Offerings. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and the related notes, the "Unaudited Pro Forma Condensed Consolidated Statement of Income" and the other financial information included elsewhere in this Prospectus.

                                PREDECESSOR(A)
                          ---------------------------
                                         TWO MONTHS      TEN MONTHS                  YEAR ENDED
                          YEAR ENDED        ENDED          ENDED                    DECEMBER 31,
                          DECEMBER 31,   FEBRUARY 28,   DECEMBER 31,    ------------------------------------
                             1993          1994(B)        1994(C)          1995         1996         1997
                          ------------   ------------   -------------   ----------   ----------   ----------
STATEMENT OF INCOME
  DATA:
  Net sales.............   $1,522,327     $  294,466     $ 1,548,655    $1,968,076   $2,022,272   $2,147,451
  Gross profit (loss)...       10,619        (17,386)        141,997       179,488      176,550      220,087
  Operating income
    (loss)..............      (18,630)       (21,921)         73,880       108,885       93,478      116,133
  Net interest (expense)
    income..............           --             --           3,941         9,086        9,412       (1,846)
  Net income (loss).....      (12,309)       (21,369)         36,446        70,571       61,724       55,264
  Net income (loss) per
    share--diluted......           --             --              --    $      .50   $      .43   $      .43
                                                                        ----------   ----------   ----------
                                                                        ----------   ----------   ----------
BALANCE SHEET DATA:
  Total assets..........          N/A     $  316,466     $   534,108    $  736,997   $  771,222   $1,017,653
  Total debt............          N/A         82,192          11,192         1,000        2,368      507,043
  Preferred stock.......          N/A        200,000         200,000       200,000      200,000           --
  Shareholders'
    equity..............          N/A         20,500          88,101       168,572      250,168       37,231
OTHER DATA:
  Net cash provided by
    operating
    activities..........          N/A            N/A     $   196,990    $  196,886   $   65,687   $  200,830
  EBITDA(d).............          N/A            N/A          96,038       144,779      134,740      152,838
  Depreciation and
    amortization........   $   25,940     $    4,682          16,846        25,242       36,076       50,177
  Capital
    expenditures .......       26,500          9,600          25,168       147,077      162,317      282,625


                               NINE MONTHS
                                  ENDED
                              SEPTEMBER 30,
                          ----------------------
                             1997        1998
                          ----------  ----------
STATEMENT OF INCOME
  DATA:
  Net sales.............  $1,582,032  $1,410,947
  Gross profit (loss)...     172,810      85,999
  Operating income
    (loss)..............     103,847      14,283
  Net interest (expense)
    income..............       4,632     (32,429)
  Net income (loss).....      69,083     (11,201)
  Net income (loss) per
    share--diluted......  $      .48  $     (.35)
                          ----------  ----------
                          ----------  ----------
BALANCE SHEET DATA:
  Total assets..........  $  966,304  $1,098,245
  Total debt............      52,124     609,798
  Preferred stock.......     200,000          --
  Shareholders'
    equity..............     296,713      26,333
OTHER DATA:
  Net cash provided by
    operating
    activities..........  $  148,407  $   42,792
  EBITDA(d).............     145,152      63,206
  Depreciation and
    amortization........      36,140      50,442
  Capital
    expenditures .......     206,592     158,807

------------------

(a) The accompanying statement of operations data of the Predecessor for the year ended December 31, 1993 and for the two months ended February 28, 1994 reflect its historical cost basis prior to the 1994 Acquisition. Accordingly, the statement of operations data for the periods subsequent to the 1994 Acquisition are not comparable to the periods prior to the 1994 Acquisition.

(b) The accompanying balance sheet data is as of March 1, 1994 and include the accounts of the Company after adjustment of the corresponding assets and liabilities to their estimated fair value to reflect the allocation of the purchase price in connection with the 1994 Acquisition.

(c) Results are for the ten-month period beginning on the closing date of the 1994 Acquisition and ending on December 31, 1994.

(d) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). The safe harbor provisions of Section 27A do not apply to initial public offerings, such as the Offerings. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions as they relate to the Company are intended to identify forward-looking statements, which include statements regarding the Company's ability to continue to implement its operating and growth strategies. Actual results could differ materially from those projected in the forward-looking statements as a result of economic and business factors and the factors described below, as well as other factors, some of which may be beyond the control of the Company. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future business conditions. In analyzing an investment in the Common Stock offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.

CYCLICAL NATURE AND CONDITIONS OF AUTOMOTIVE INDUSTRY

     The Company's operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of products for light trucks and SUVs constituted approximately 90% of the Company's revenues in 1997. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of 4WDs as a percentage of the light vehicle market, will continue. A decrease in consumer demand for the models that generate the most sales for the Company, the failure of the Company to obtain sales orders for new or redesigned models or pricing pressure from its customers or competitors could have a material adverse effect on the Company. Government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume which could adversely affect the demand for the Company's existing products.

     In addition, the Company may be unable to pass on raw material price increases to its customers due to pricing pressure to remain competitive. There is substantial and continuing pressure from the major automotive companies to reduce the number of outside suppliers and reduce costs. Management believes that the Company's ability to control its own costs and to develop new products will be essential to remain competitive. There can be no assurance that the Company will be able to improve or maintain its profitability on product sales.

RELIANCE ON GM

     Sales to GM constituted approximately 96% of the Company's sales in 1997 and 1996. See "Business--Contractual Arrangements with GM." In connection with the Company's purchase of the Business Unit, GM agreed pursuant to the CSA to continue to purchase all of the components that were supplied to GM by the Business Unit at the time of the 1994 Acquisition. In 1997, the Company and GM entered into a binding MOU which provides for transitioning the CSA into a number of separate LPCs, substantially all of which have been entered into, applicable for the life of each GM vehicle program covered by an LPC. Although pricing has been established for products sold under the LPCs, the Company must remain competitive with respect to technology, design and quality. There can be no assurance that the Company will remain competitive with respect to technology, design and quality to GM's reasonable satisfaction. LPCs have terms equal to the lives of the relevant vehicle programs, which typically run 6 to 12 years. The Company will have to compete for future GM business upon the termination of the LPCs. In addition, pricing negotiated for future programs may be more or less favorable than currently applicable terms. If the Company loses any significant portion of its sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on the results of operations and financial condition of the Company. Disputes arising under any current or future agreements between the Company and GM could have a material adverse effect on their relations or the results of operations or financial condition of the Company. Moreover, prolonged labor disruptions involving GM and its workers have had and could in the future have a negative impact on the Company.

     In addition, GM provides purchasing services to the Company pursuant to various agreements executed by the Company and GM or one of GM's subsidiaries in connection with the 1994 Acquisition. The Company expects to begin transitioning this purchasing function from GM to itself during 1999. See "Business--Contractual Arrangements with GM."

TRANSITION FROM CSA TO MOU AND LPCS

     The Company currently purchases through GM's purchasing network certain materials for use in the manufacture of products sold under the CSA and the LPCs. While the Company pays current market prices for such materials, increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002, although the Company will continue to be eligible to participate in GM's then current steel resale program and pricing adjustment policy for non-ferrous metals.

     While the prices at which the Company sells its products under the CSA and the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will no longer have a contractual right to pass on any future increases in the cost of such materials. Increases in material costs beyond the established prices are the only costs passed on to GM under the CSA and under the LPCs. There can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company (subject to certain temporary reductions described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Company Overview"). LPCs have been entered into for substantially all GM vehicle programs supplied by the Company, including the GMT-800 and the M-SUV Programs.

     Under the CSA, the Company is not liable for warranty costs for its products after the relevant vehicle has been sold to a retail purchaser unless it is determined that the frequency or total cost of warranty claims for a given period significantly exceeds the historical frequency of such claims for a comparable model. Under the LPCs, the Company's products are subject to the warranty provisions of GM's standard purchase order, including warranties as to the absence of defects and as to fitness and sufficiency for the particular purposes for which such products are to be used by GM.

GM WORK STOPPAGES

     Over the past four years, there have been labor strikes against GM which have resulted in work stoppages at GM. It is estimated that work stoppages at GM resulted in lost sales to the Company of approximately $95 million and $60 million in 1996 and 1997, respectively. The Company estimates that the work stoppage at GM during June and July of 1998 resulted in lost sales to the Company of approximately $188 million and lost operating income (including related start-up inefficiencies in the Company's operations in August 1998) of approximately $71 million. Since GM accounts for approximately 96% of the Company's sales, future work stoppages at GM could materially and adversely affect the Company's financial condition, results of operations and the conduct of its business.

LABOR RELATIONS

     The Company's current national collective bargaining agreements with the United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") and the International Association of Machinists ("IAM") run through February 25, 2000 and May 5, 2000, respectively. Since the 1994 Acquisition, the Company has not experienced any strikes. In addition, associates at the Company's recently acquired Albion subsidiary are represented by labor unions under various collective bargaining agreements, certain of which may be terminated upon six-months' notice. Although the Company believes its relations with its unions are positive, there can be no assurance that future issues with its labor unions will be resolved favorably to the Company or that the Company will not experience a work stoppage which could adversely affect the Company's business.

LABOR EXPENSES

     Those associates of the Company represented by the UAW or IAM are currently paid at wage levels commensurate with wages paid to such union-represented employees of GM, which are higher than the wages generally paid to similar employees of other Tier I suppliers. Upon the expiration of the current collective bargaining agreements, either union may demand a continuation of GM-level compensation, while the Company may be unwilling or unable to continue to pay wages at the GM level. If negotiations reach an impasse, a work stoppage could result.

     To the extent the Company continues to pay GM-level wages, it may find itself at a competitive disadvantage if other suppliers with whom it competes have lower labor expenses and are able to offer their products at lower prices or on more attractive terms. To the extent the Company's labor expenses increase in future years, profitability could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Company Overview."

LEVERAGE

     The Company incurred indebtedness in connection with the Recapitalization and this indebtedness is substantial in relation to its stockholders' investment. As of September 30, 1998, the Company had approximately
$609.8 million of outstanding debt and approximately $26.3 million of shareholders' equity. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, research and development, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company's operations are restricted by the agreements governing the Company's long-term indebtedness which contain certain financial and operating covenants; (iv) indebtedness under the Company's Credit Facilities (as defined below) is at variable rates of interest, and therefore the Company is vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Credit Facilities is secured by substantially all of the assets of the Company; and (vi) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business. See "Description of Certain Indebtedness."

     The Company's ability to satisfy its debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company believes, based on current circumstances, that the Company's cash flow, together with available borrowings under the Credit Facilities, will be sufficient to permit the Company to meet its operating expenses and to service its debt requirements. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business and growth strategies and there will be no material adverse developments in the business, liquidity or capital requirements of the Company. It is anticipated that the Company will increase its leverage to meet its working capital and capital expenditure requirements in the future. The impact of work stoppages at GM have had and may in the future have a significant adverse impact on the Company's results of operations and liquidity and have contributed and may contribute in the future to an increase in the Company's leverage.

     In addition, the Company anticipates increasing its leverage to facilitate future acquisitions. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEBT COVENANTS

     The agreements governing the Company's Credit Facilities include certain covenants that, among other matters, restrict the Company's ability to: (i) pay dividends or redeem or repurchase capital stock; (ii) incur additional indebtedness; (iii) grant liens, other than liens created pursuant to such agreements and certain permitted liens; and (iv) merge, make acquisitions or sell assets. The Credit Facilities also require the Company to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. There can be no assurance that these requirements will be met in the future. If they are not, the holders of the indebtedness under such agreements would be entitled to declare such indebtedness immediately due and payable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company is currently in compliance with the covenants and restrictions contained in the Credit Facilities. However, its ability to continue to comply may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the Credit Facilities, which would permit the lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders to make further extensions of credit under the Credit Facilities could be terminated. If the Company were unable to repay its indebtedness to its lenders, such lenders could proceed against the collateral securing such indebtedness.

     Amounts outstanding under the Credit Facilities are unconditionally and irrevocably guaranteed by the Company and certain of its subsidiaries. In addition, the Credit Facilities are secured by first priority security interests in substantially all of the tangible and intangible assets of the Company and certain of its subsidiaries (excluding receivables related to the Receivables Facility (as defined below)), including all the capital stock of, or other equity interests in, the Company's existing or subsequently acquired or organized direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary of the Company. See "Description of Certain Indebtedness--Senior Secured Credit Facilities."

PRODUCT PROGRAM IMPLEMENTATION

     GM began to phase in the launch of a new light truck product program in June 1998, known as the GMT-800 Program. Although the Company has installed and certified the equipment needed to produce products for the GMT-800 Program in time for the start of production, there can be no assurance that GM will phase in the GMT-800 Program on schedule. In addition, there can be no assurance that the transitioning of manufacturing facilities and resources to full production under the GMT-800 Program, or any other future product programs, will not impact production rates or other operational efficiency measures at the Company's facilities. GM has also announced that it plans to launch a new truck product program, referred to herein as the M-SUV Program and has awarded the Company the mid-size pick-up truck replacement program for the GMT-325, referred to herein as the MST program. Engineering changes necessitated by the M-SUV Program and the MST Program will require the Company to make capital investments currently estimated to be approximately $115 million and approximately $65 million, respectively. There can be no assurance that the Company will be able to install and certify the equipment needed to produce products for the M-SUV Program or MST Program in time for the start of production. Moreover, there can be no assurance that GM will execute the M-SUV Program or MST Program, or that GM or any future significant customer of the Company will execute any other additional future program for which the Company may supply components, on schedule.

COMPETITION

     The automotive OEM supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, service and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that the Company's products will compete successfully with those of its competitors. These competitors include driveline component manufacturing facilities of existing OEMs, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that the Company's business will not be adversely affected by increased competition, or that the Company will be able to maintain its profitability, if the competitive environment changes.

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend, in part, on the efforts of its executive officers and other key associates, including Richard E. Dauch, Chairman of the Board, Chief Executive Officer and President. In addition, the future success of the Company will depend on, among other factors, the Company's ability to continue to attract and retain qualified personnel. The Company does not have employment agreements with, or "key man" life insurance on, any of its associates other than Mr. Dauch. The loss of the services of any of its key associates or the failure to attract or retain associates could have a material adverse effect on the financial condition and results of operations of the Company. See "Management."

ENVIRONMENTAL REGULATION AND PROCEEDINGS

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations, although no assurance can be given in this regard. Capital expenditures and expenses in 1997 and 1998 attributable to compliance with such regulations and legislation were not material. See "Business--Environmental Matters."

INVENTORY MANAGEMENT; RELIANCE ON SINGLE SOURCE SUPPLIERS

     The Company has initiated a policy of strengthening its supplier relationships by concentrating its productive material purchases with a limited number of suppliers. The Company believes that this policy contributes to quality and cost controls and increases the suppliers' commitments to the Company. The Company relies upon, and expects to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet the Company's future needs on a timely basis, or be willing to continue to be suppliers to the Company, or that a disruption in a supplier's business would not disrupt the supply of productive materials that could not easily be replaced.

     The Company has an agreement with General Motors of Canada Limited ("GMCL"), an affiliate of GM, whereby GMCL has agreed to provide axles to the Company for resale to GM. This agreement, as amended, expires in September 1999. An interruption in production of the axles supplied by GMCL could have a material adverse effect on the Company.

YEAR 2000 COMPLIANCE

     While the Company believes it is addressing its computer systems and software to be "year 2000" compliant, it is dependent on third-party software and computer technology, used internally, which, if not year 2000 compliant, may materially impact the Company. Further, the Company's operations may be at risk if its suppliers, customers or other third parties fail to adequately address the problem or if software conversions or other modifications result in system incompatibilities with these third parties. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Year 2000 Compliance."

CONTROL BY PRINCIPAL STOCKHOLDER

     Blackstone owns approximately 63.4% of the Company's Common Stock and, upon completion of the Offerings, Blackstone is expected to own approximately 54.3% of the outstanding Common Stock (or approximately 53.2% if the Underwriters' over-allotment options are exercised in full), in each case on a fully diluted basis. See "Ownership of Common Stock." In addition, Blackstone, Jupiter, Richard E. Dauch, Morton E. Harris, Michael D. Alexander, Gary J. Witosky and the Company are parties to a stockholders' agreement (the "Stockholders' Agreement") executed in connection with the Recapitalization. Generally, pursuant to the Stockholders' Agreement, so long as Blackstone owns at least one-third of the Common Stock held by it at the closing of the Recapitalization,
(i) if Blackstone receives and accepts an offer from a person to purchase all, or substantially all, of the Common Stock held by Blackstone, Jupiter and Messrs. Dauch, Alexander, Witosky and

Harris, then Jupiter and Messrs. Dauch, Alexander, Witosky and Harris are required to offer their shares of Common Stock in any such sale and (ii) if Blackstone proposes to transfer all or a portion of its shares of Common Stock, other than to its affiliates or in connection with a public offering registered under the Securities Act, Jupiter and Messrs. Dauch, Alexander, Witosky and Harris have the right to require the transferee to purchase a proportional share of their respective shares. Moreover, upon completion of the Offerings, Blackstone's ownership of approximately 54.3% of the outstanding Common Stock, on a fully diluted basis, will enable it to influence significantly the election of the Company's Board of Directors and votes on all matters submitted to the Company's stockholders for approval. See "Certain Transactions--Stockholders' Agreement and Recapitalization."

ANTITAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws") and Delaware law may make the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors more difficult or expensive. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained in the future. The initial public offering price of the Common Stock was determined solely by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after completion of the Offerings or the price at which the Common Stock may be sold in the public market after the Offerings. See "Underwriting" for information relating to the method of determining the initial public offering price of the Common Stock.

     The Company believes that various factors, such as general economic conditions and changes or volatility in the financial markets, announcements or significant developments with respect to the automotive industry or labor relations, actual or anticipated variations in the Company's quarterly or annual financial results, the introduction of new products or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the markets of any of the Company's significant customers, changes in governmental regulation or changes in securities analysts' estimates of the Company's future performance or that of its competitors or its industry, could cause the market price of the Common Stock to fluctuate substantially.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. In addition, pursuant to, and in accordance with the terms and conditions of, the Stockholders' Agreement, Blackstone, Jupiter and Messrs. Dauch and Harris can require the Company to effect a registration of their shares of Common Stock. Generally, Blackstone has the right to request five such demand registrations, and (i) Mr. Dauch and his affiliates and (ii) Jupiter, Mr. Harris and their affiliates, can request one demand registration each, so long as the requesting stockholder(s) own(s) at least 40% of the Company's Common Stock held by it at the time of the closing of the Recapitalization, and all of such parties and Messrs. Alexander and Witosky have certain "piggyback" registration rights. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its equity securities or to consummate acquisitions using its equity securities as consideration. The Company cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future. See "Ownership of Common Stock," "Shares Eligible for Future Sale" and "Certain Transactions--Stockholders' Agreement and Recapitalization."

     The Company and its executive officers and directors and substantially all of its existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), except, in the case of the Company, for shares of Common Stock offered in the Offerings, shares issued and options granted pursuant to the Company's stock option plans and shares issued and options, warrants and rights granted in connection with acquisitions by the Company so long as the recipients of such shares, options, warrants or rights in such acquisitions are subject to such lock-up provisions until the expiration of such 180-day period. See "Management--Stock Options," "Shares Eligible for Future Sale" and "Underwriting."

DILUTION

     The initial public offering price is substantially higher than the book value per share of the Common Stock. Accordingly, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $14.00 in net tangible book value per share of the Common Stock. See "Dilution."

                              THE RECAPITALIZATION

     On September 17, 1997, AAM Acquisition, Inc., an entity organized by Blackstone, Jupiter, Mr. Dauch, Mr. Harris, the Company and American Axle & Manufacturing, Inc. ("AAM, Inc."), then the parent of the Company, entered into an agreement (the "Recapitalization Agreement") pursuant to which Blackstone acquired control of the Company on October 29, 1997 (the "Recapitalization"). Prior to the Recapitalization, the Company was a wholly-owned subsidiary of AAM, Inc. Pursuant to the Recapitalization, the Company acquired a 100% ownership interest in AAM, Inc. by exchanging shares of its own stock, on a one-for-one basis, for the outstanding shares of common stock of AAM, Inc. The exchange of shares has been accounted for in a manner similar to a pooling of interest since both the Company and AAM, Inc. were under common control. Following the exchange of shares, on October 29, 1997, pursuant to the Recapitalization Agreement, Blackstone acquired shares of the Company's Common Stock from Jupiter and Mr. Dauch. The Company used approximately $474 million of aggregate proceeds from certain financings described below (the "Financings"), to (i) repay certain indebtedness of AAM, Inc., (ii) redeem all of the issued and outstanding shares of Class A Preferred Stock of AAM, Inc., (iii) repurchase certain shares of the Company's Common Stock held by Jupiter and Mr. Harris, (iv) pay costs and expenses incurred in connection with the Recapitalization, including fees, expenses and payments relating to certain of the Company's then existing stock options and (v) fund the working capital requirements of the Company. Immediately after the closing of the Recapitalization, on a fully diluted basis Blackstone owned approximately 63.9% of the Common Stock, members of the Company's senior management owned approximately 29.0% of the Common Stock and Jupiter and Mr. Harris collectively owned approximately 5.5% of the Common Stock. See "Dividend Policy," "Ownership of Common Stock" and Notes 2 and 8 to the Consolidated Financial Statements.

     The Financings included (i) (a) a senior secured term loan facility (the "Tranche A Term Loan Facility") providing for delayed draw term loans in an aggregate principal amount of $125 million, (b) a senior secured term loan facility (the "Tranche B Term Loan Facility" and, together with the Tranche A Term Loan Facility, the "Term Loan Facility") providing for term loans in an aggregate principal amount of $375 million and (c) a $250 million senior secured revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, each as amended, the "Credit Facilities"), of which $474 million was drawn at the closing of the Recapitalization, and (ii) a $125 million receivables purchase facility (the "Receivables Facility") of which $75 million was drawn at the closing of the Recapitalization. See "Description of Certain Indebtedness."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby (after deducting underwriting discounts and estimated expenses from the Offerings payable by the Company) are estimated to be $108.8 million
($125.4 million if the Underwriters' over-allotment options are exercised in full).

     The Company intends to use approximately $54.4 million of the net proceeds of the Offerings to reduce the outstanding borrowings under the Revolving Credit Facility. It is anticipated that the remaining $54.4 million will be used to fund capital expenditures or future acquistions. The expected capital expenditures will be used for machinery and equipment necessary to support the GMT-800 Program, construction of the Company's production facility in Guanajuato, Mexico and other cost, quality and productivity initiatives. In addition, the additional borrowing capacity made available as a result of the use of a portion of the net proceeds of the Offerings to reduce outstanding borrowings under the Revolving Credit Facility may be used for capital expenditures, future acquisitions or general corporate purposes. Pending such uses, the Company intends to invest the net proceeds of the Offerings in short-term investment grade, interest bearing securities or money market instruments. See "Business--Business Strategy--Pursue Selected Acquisition Opportunities."

     As of December 31, 1998, the Company had an aggregate of $598.0 million of indebtedness outstanding under the Credit Facilities, including $223.0 million outstanding under the Revolving Credit Facility. See "Description of Certain Indebtedness--Senior Secured Credit Facilities." The Credit Facilities were established in connection with the Recapitalization. Borrowings under the Tranche A Term Loan Facility due October 2004, the Tranche B Term Loan Facility due April 2006 and the Revolving Credit Facility which terminates on October 30, 2005 each bear interest, at the Company's option, at rates based on LIBOR or the Base Rate (each as defined in the Credit Facilities) plus, in each case, an applicable margin. The weighted average interest rate under the Revolving Credit Facility at December 31, 1998 was approximately 8.5%.

                                DIVIDEND POLICY

     In 1997, the Company paid dividends of $29.9 million to GM, the holder of its Class A Preferred Stock, and $4.6 million to the holders of its Common Stock. In 1996, the Company paid dividends of $13.6 million to GM, the holder of its Class A Preferred Stock, and $3.8 million to the holders of its Common Stock. Contemporaneous with the Recapitalization, the Company repurchased all of its outstanding Class A Preferred Stock. The Company has not paid any dividends since the Recapitalization and it is the current policy of the Company's Board of Directors to retain earnings to repay debt and finance operations of the Company and not to pay any cash dividends on the Common Stock. In addition, the Credit Facilities restrict the Company's payment of cash dividends on the Common Stock. See "Description of Certain Indebtedness--Senior Secured Credit Facilities" and Notes 3 and 8 to the Consolidated Financial Statements.

     The Company is a holding company that derives all of its cash flow from its operating subsidiaries, the common stock of which constitutes a material asset of the Company. Consequently, the Company's ability to pay dividends is dependent upon the earnings of its operating subsidiaries and its other subsidiaries and the distribution of those earnings to the Company.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1998 was approximately $9.4 million, or $.29 per outstanding share of Common Stock, based on an assumed 32,456,107 shares of Common Stock outstanding. The net tangible book value per share of Common Stock is equal to the Company's total tangible assets (total assets less intangible assets, consisting primarily of patents, licenses and goodwill) less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 7,000,000 shares of Common Stock being offered by the Company in the Offerings at the initial public offering price of $17.00 per share and the application by the Company of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value of the Company at September 30, 1998 would have been $118.2 million, or $3.00 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.71 per share of Common Stock to existing stockholders and an immediate dilution in net tangible book value of $14.00 per share of Common Stock to purchasers of Common Stock in the Offerings. If the Underwriters' over-allotment options are exercised in full, pro forma net tangible book value upon completion of the Offerings would be $3.33 per share.

     The following table illustrates the per share dilution that would have occurred if the Offerings had been consummated on September 30, 1998.

Initial public offering price per share...............................................              $ 17.00
  Net tangible book value per share at September 30, 1998.............................   $   .29
  Increase in net tangible book value per share attributable to price
     paid by purchasers of Common Stock in the Offerings..............................      2.71
                                                                                         -------
Pro forma net tangible book value per share after the Offerings.......................                 3.00
                                                                                                    -------
Dilution in net tangible book value per share to purchasers
  of Common Stock in the Offerings....................................................              $ 14.00
                                                                                                    -------
                                                                                                    -------

     The following table summarizes, on a pro forma basis as of September 30, 1998, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                                        SHARES PURCHASED(1)       TOTAL CONSIDERATION      AVERAGE
                                                       ---------------------    -----------------------     PRICE
                                                         NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                                       ----------    -------    ------------    -------    ---------
Existing stockholders...............................   32,456,107      82.26%   $ 92,529,000      43.74%    $  2.85
New investors.......................................    7,000,000      17.74     119,000,000      56.26       17.00
                                                       ----------    -------    ------------    -------
Total...............................................   39,456,107     100.00%   $211,529,000     100.00%
                                                       ----------    -------    ------------    -------
                                                       ----------    -------    ------------    -------

------------------
(1) These computations assume no exercise of any outstanding stock options after September 30, 1998 or of the Underwriters' over-allotment options. See "Underwriting" for information concerning the Underwriters' over-allotment options. As of September 30, 1998, options to purchase 14,344,500 shares of Common Stock were outstanding. See "Management--Stock Options." To the extent these stock options are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of the Company at September 30, 1998, and as adjusted to give effect to (i) the sale of shares of Common Stock by the Company in the Offerings at the initial public offering price of $17.00 per share, after deduction of underwriting discounts and estimated expenses of the Offerings, and (ii) the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto which are included elsewhere in this Prospectus. The Company anticipates increasing its leverage to facilitate future acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                                                                          AT SEPTEMBER 30, 1998
                                                                                       ---------------------------
                                                                                       HISTORICAL      AS ADJUSTED
                                                                                       ----------      -----------
                                                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents.........................................................      $  4,328        $  58,728
                                                                                        --------        ---------
                                                                                        --------        ---------
Long-term debt:
  Term Loan Facility..............................................................      $375,000        $ 375,000
  Revolving Credit Facility.......................................................       183,000          128,600
  Receivables Facility............................................................        50,000           50,000
  Other...........................................................................         1,798            1,798
                                                                                        --------        ---------
       Total long-term debt.......................................................       609,798          555,398
                                                                                        --------        ---------

Shareholders' equity:
  Common Stock, par value $.01 per share; 150,000,000 shares authorized;
     32,456,107 shares issued and outstanding, historical; 39,456,107 shares
     issued and outstanding, as adjusted..........................................             1                1
  Paid-in capital.................................................................        92,528          201,328
  Accumulated deficit.............................................................       (66,196)         (66,196)
                                                                                        --------        ---------
       Total shareholders' equity.................................................        26,333          135,133
                                                                                        --------        ---------
       Total capitalization.......................................................      $636,131        $ 690,531
                                                                                        --------        ---------
                                                                                        --------        ---------

                       SELECTED FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected consolidated historical financial and other data of the Company at and for the years ended December 31, 1993, 1995, 1996 and 1997, the two months and ten months ended February 28, 1994 and December 31, 1994, respectively, and at and for the nine-month periods ended September 30, 1997 and 1998. The statement of income data for the two months and ten months ended February 28, 1994 and December 31, 1994, respectively, and the years ended December 31, 1993, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1993, 1994, 1995, 1996 and 1997 and March 1, 1994 were derived from audited consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The financial data for the nine-month periods ended September 30, 1997 and 1998 were derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited financial data have been prepared on the same basis as the audited consolidated financial statements since the 1994 Acquisition and include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Results for interim periods are not indicative of results for a full year. The earnings per common share has been computed based on the stock split to be effected prior to the Offerings. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Company and the related notes, the "Unaudited Pro Forma Condensed Consolidated Statement of Income" and the other financial information included elsewhere in this Prospectus.

                                 PREDECESSOR(A)
                          -----------------------------                                                         NINE MONTHS
                                         TWO MONTHS          TEN                   YEAR ENDED                      ENDED
                          YEAR ENDED       ENDED         MONTHS ENDED             DECEMBER 31,                 SEPTEMBER 30,
                          DECEMBER 31,  FEBRUARY 28,     DECEMBER 31,  ----------------------------------  ----------------------
                             1993         1994(B)          1994(C)        1995        1996        1997        1997        1998
                          ------------  ---------------  ------------  ----------  ----------  ----------  ----------  ----------
STATEMENT OF INCOME DATA:
  Net sales..............  $1,522,327      $ 294,466      $1,548,655   $1,968,076  $2,022,272  $2,147,451  $1,582,032  $1,410,947
  Cost of goods sold.....   1,511,708        311,852       1,406,658    1,788,588   1,845,722   1,927,364   1,409,222   1,324,948
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
  Gross profit (loss)....      10,619        (17,386)        141,997      179,488     176,550     220,087     172,810      85,999
  Selling, general and
    administrative
    expenses.............      29,249          4,535          68,117       70,603      83,072     103,954      68,963      71,716
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
  Operating income
    (loss) ..............     (18,630)       (21,921)         73,880      108,885      93,478     116,133     103,847      14,283
  Net interest (expense)
    income...............          --             --           3,941        9,086       9,412      (1,846)      4,632     (32,429)
  Recapitalization
    expense .............          --             --              --           --          --     (15,929)         --          --
  Other (expense)
    income ..............       6,321            552              --           --      (4,566)     (4,161)       (536)        276
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
  Income (loss) before
    income taxes
    (benefit)............     (12,309)       (21,369)         77,821      117,971      98,324      94,197     107,943     (17,870)
  Income taxes
    (benefit)............          --             --          41,375       47,400      36,600      38,933      38,860      (6,669)
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
  Net income (loss)......  $  (12,309)     $ (21,369)     $   36,446   $   70,571  $   61,724  $   55,264  $   69,083  $  (11,201)
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
                           ----------      ---------      ----------   ----------  ----------  ----------  ----------  ----------
  Net income (loss) per
    share--diluted.......          --             --              --   $      .50  $      .43  $      .43  $      .48  $     (.35)
                                                                       ----------  ----------  ----------  ----------  ----------
                                                                       ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA:
  Working capital
    (deficit)............         N/A      $  88,224      $   97,143   $   80,894  $  103,271  $  (96,826) $   39,882  $ (117,749)
  Total assets...........         N/A        316,466         534,108      736,997     771,222   1,017,653     966,304   1,098,245
  Total debt.............         N/A         82,192          11,192        1,000       2,368     507,043      52,124     609,798
  Preferred stock........         N/A        200,000         200,000      200,000     200,000          --     200,000          --
  Shareholders' equity...         N/A         20,500          88,101      168,572     250,168      37,231     296,713      26,333

                                 PREDECESSOR(A)
                          -----------------------------                                                         NINE MONTHS
                                         TWO MONTHS          TEN                   YEAR ENDED                      ENDED
                          YEAR ENDED       ENDED         MONTHS ENDED             DECEMBER 31,                 SEPTEMBER 30,
                          DECEMBER 31,  FEBRUARY 28,     DECEMBER 31,  ----------------------------------  ----------------------
                             1993         1994(B)          1994(C)        1995        1996        1997        1997        1998
                          ------------  ---------------  ------------  ----------  ----------  ----------  ----------  ----------
OTHER DATA:
  Net cash provided by
    operating
    activities...........         N/A            N/A      $  196,990   $  196,886  $   65,687  $  200,830  $  148,407  $   42,792
  EBITDA(d)..............         N/A            N/A          96,038      144,779     134,740     152,838     145,152      63,206
  Depreciation and
    amortization.........  $   25,940      $   4,682          16,846       25,242      36,076      50,177      36,140      50,442
  Pension and OPEB
    expenses(e)..........         N/A            N/A          36,761       36,319      48,050      34,620      26,281      28,025
  Capital expenditures...      26,500          9,600          25,168      147,077     162,317     282,625     206,592     158,807
  Net sales per year-end
    hourly associate.....         N/A            N/A             214          258         268         293         N/A         N/A
  Hourly associates at
    year-end.............         N/A            N/A           7,242        7,631       7,542       7,323         N/A         N/A

------------------
(a) The accompanying statements of operations data of the Predecessor for the year ended December 31, 1993 and for the two months ended February 28, 1994 reflect its historical cost basis prior to the 1994 Acquisition. Accordingly, the statement of operations data for the periods subsequent to the 1994 Acquisition are not comparable to such data for periods prior to the 1994 Acquisition.

(b) The accompanying balance sheet data is as of March 1, 1994 and includes the accounts of the Company after adjustment of the corresponding assets and liabilities to their estimated fair value to reflect the allocation of the purchase price in connection with the 1994 Acquisition.

(c) Results are for the ten-month period beginning on the closing date of the 1994 Acquisition and ending on December 31, 1994.

(d) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(e) Total expenses related to pension and other post-retirement benefits other than pension ("OPEB"), the non-cash portion of which was $18.0 million for the ten months ended December 31, 1994; $20.8 million, $22.1 million and $30.7 million for the years ended December 31, 1995, 1996 and 1997, respectively; and $24.4 million and $27.7 million for the nine months ended September 30, 1997 and 1998, respectively. In addition, the Company paid approximately $16.8 million of prior year pension and OPEB obligations in 1998.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

     The following Unaudited Pro Forma Condensed Consolidated Statement of Income is based on the Consolidated Financial Statements included elsewhere in this Prospectus, adjusted to give effect to (i) the Recapitalization and
(ii) the Offerings and the application of the estimated net proceeds therefrom as if they had occurred on January 1, 1997.

     The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The Unaudited Pro Forma Condensed Consolidated Statement of Income and accompanying notes should be read in conjunction with the historical Consolidated Financial Statements of the Company, including the notes thereto, and the other financial information pertaining to the Company included elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not purport to represent what the Company's actual results of operations would have been if the Recapitalization and the Offerings in fact had occurred on such date or to project the Company's results of operations for any future period. The Unaudited Pro Forma Condensed Consolidated Statement of Income does not give effect to any transactions other than the Recapitalization, the Offerings and the transactions related thereto discussed in the notes to the Unaudited Pro Forma Condensed Consolidated Statement of Income set forth below.

                          YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                         PRO FORMA ADJUSTMENTS
                                                                  -----------------------------------
                                                      ACTUAL      RECAPITALIZATION      THE OFFERINGS      PRO FORMA
                                                    ----------    ----------------      -------------      ----------
Net sales........................................   $2,147,451              --                  --         $2,147,451
Cost of goods sold...............................    1,927,364              --                  --          1,927,364
                                                    ----------                                             ----------
Gross profit.....................................      220,087              --                  --            220,087
Selling, general and administrative expenses.....      103,954              --                  --            103,954
                                                    ----------                                             ----------
Operating income.................................      116,133              --                  --            116,133
Recapitalization expenses........................      (15,929)         15,929 (a)              --                 --
Net interest (expense) income....................       (1,846)        (34,193)(b)           4,624(c)         (31,415)
Other (expense) income...........................       (4,161)             --                  --             (4,161)
                                                    ----------        --------             -------         ----------
Income before income taxes.......................       94,197         (18,264)              4,624             80,557
Income taxes.....................................       38,933         (10,838)(d)           1,711 (e)         29,806
                                                    ----------        --------             -------         ----------
Net income.......................................   $   55,264        $ (7,426)            $ 2,913         $   50,751
                                                    ----------        --------             -------         ----------
                                                    ----------        --------             -------         ----------

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

(a) Adjustment to eliminate non-recurring expenses incurred pursuant to the Recapitalization.

(b) Adjustment to reflect additional interest expense related to borrowings initiated in the Recapitalization inclusive of additional amortization of debt issuance costs of $2,593.

(c) Adjustment to reflect use of proceeds. Assumes pay-down of Revolving Credit Facility of $54.4 million bearing interest at the 8.5% per annum weighted average interest rate in effect at December 31, 1998.

(d) Adjustment to income tax expense related to notes (a) and (b) above.

(e) Adjustment to income tax expense related to note (c) above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis presents the factors that had a material effect on the Company's results of operations and cash flows during the nine months ended September 30, 1998 and 1997 and the three years ended December 31, 1997, and the Company's financial position at September 30, 1998 and December 31, 1997. This discussion and analysis should be read in conjunction with the "Selected Financial and Other Data" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

COMPANY OVERVIEW

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and SUVs. The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. The driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars. Sales to GM were approximately 96% of the Company's 1997 and 1996 sales.

     In March 1994, the Company purchased the assets of the Final Drive and Forge Business Unit of the Saginaw Division of GM. In connection with the Company's acquisition of the Business Unit, GM and the Company entered into the CSA under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In October 1997, the Company entered into a Recapitalization Agreement pursuant to which Blackstone acquired control of the Company. In connection with the Recapitalization, the Company and GM entered into an additional binding agreement, the MOU. Under the MOU, the Company and GM have agreed to commit to transition the CSA into a number of separate LPCs, applicable for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. LPCs have been entered into for substantially all GM vehicle programs supplied by the Company, including the GMT-800 and the M-SUV Programs.

     In order to induce GM to enter into the MOU and commit to enter into the LPCs, in 1997, the Company agreed to temporary reductions of certain payments previously agreed to be made by GM to the Company as part of the commercial arrangements between them, including certain payments pursuant to the CSA. Such reductions amounted to approximately $11.4 million in 1997 and approximately $38.8 million in the nine months ended September 30, 1998. Such reductions amounted to approximately $51.5 million for the full year ended December 31, 1998, at which time such reductions terminated.

     The Company sells most of its products under long-term contracts at fixed prices, some of which are subject to annual price reductions in subsequent years, and all of which are subject to negotiated price increases for engineering changes. With respect to GM, pricing has been established for products sold under the CSA and the LPCs; however, the Company must remain competitive with respect to technology, design and quality. Under the CSA, the Company pays current market prices for certain materials used in the manufacture of products sold to GM, but increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002. Thus, while the prices at which the Company sells its products under the CSA and the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will no longer have a contractual right to pass on any future increases in the cost of such materials. Increases in material costs beyond the established prices are the only costs passed on to GM under the CSA and under the LPCs. There can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company. LPCs have terms equal to the lives of the relevant vehicle programs, which typically run 6 to 12 years. The Company will have to compete for future GM business upon the termination of the LPCs. See "Risk Factors--Reliance on GM," "--Transition from CSA to MOU and LPCs" and "--Labor Expenses" and "Business--Contractual Arrangements with GM."

GM WORK STOPPAGE

     The GM work stoppage which occurred in June and July of 1998 resulted in the shutdown of nearly all of GM's North American production facilities and impacted the Company's operations in June and July 1998 and also resulted in related start-up inefficiencies in the Company's operations in August 1998. The Company estimates that sales lost as a result of the GM work stoppage were approximately $188 million and operating income was adversely impacted by approximately $71 million.

INDUSTRY AND COMPETITION

     The Company's operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. The axle and related driveline systems segment of the automotive industry is highly competitive. The current trend in the automotive industry is for OEMs to shift research and development ("R&D"), design and testing responsibility to suppliers to take advantage of certain efficiencies. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers. As a result, the Tier I supplier market has been undergoing consolidation over the past three to four years. This trend is expected to continue, leaving the industry with only a small number of dominant, worldwide suppliers.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data expressed as a percentage of net sales:

                                                                                        NINE MONTHS
                                                                                      ENDED SEPTEMBER
                                                       YEAR ENDED DECEMBER 31,              30,
                                                      -------------------------      -----------------
Statement of income data:                             1995      1996      1997       1997        1998
                                                      -----     -----     -----      -----       -----
  Net sales........................................   100.0%    100.0%    100.0%     100.0%      100.0%
  Cost of goods sold...............................    90.9      91.3      89.8       89.1        93.9
                                                      -----     -----     -----      -----       -----
  Gross profit.....................................     9.1       8.7      10.2       10.9         6.1
  Selling, general and administrative expenses.....     3.6       4.1       4.8        4.3         5.1
                                                      -----     -----     -----      -----       -----
  Operating income.................................     5.5       4.6       5.4        6.6         1.0
  Other (expense) income...........................      .5        .3      (1.0)        .2        (2.3)
                                                      -----     -----     -----      -----       -----
  Income (loss) before income taxes................     6.0       4.9       4.4        6.8        (1.3)
  Income tax expense (benefit).....................     2.4       1.8       1.8        2.4         (.5)
                                                      -----     -----     -----      -----       -----
  Net income (loss)................................     3.6%      3.1%      2.6%       4.4%        (.8)%
                                                      -----     -----     -----      -----       -----
                                                      -----     -----     -----      -----       -----

RESULTS OF OPERATIONS--NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED
SEPTEMBER 30, 1997

     Net Sales. Net sales decreased approximately 11% to $1.41 billion for the nine months ended September 30, 1998 compared with $1.58 billion for the nine months ended September 30, 1997. This decrease was primarily due to the adverse impact of the GM work stoppage which occurred in June and July of 1998 and the impact of the $38.8 million temporary payment reductions discussed under "--Company Overview" above. The Company estimates that sales lost as a result of GM work stoppages approximated $188 million and $60 million for the nine months ended September 30, 1998 and 1997, respectively. The Company estimates that net sales growth for the nine months ended September 30, 1998 would have been flat after excluding the effects of the temporary payment reductions in 1998 and the effects of the GM work stoppages in 1998 and 1997. Average Sales-Dollar Content per vehicle for the nine months ended September 30, 1998 for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans) increased slightly over average Sales-Dollar Content per vehicle for such vehicles for the year ended December 31, 1997 primarily due to: (1) higher average Sales-Dollar Content per vehicle for the GMT-800 Program versus the GMT-400 Program and (2) revenue increases related to certain cost increases and engineering changes that could be passed on to GM. As adjusted for the GM work stoppages, 1998 production volumes were slightly below 1997 levels primarily due to the 1998 launch of the GMT-800 Program.

     Sales to customers other than GM increased 18% to approximately $85.0 million for the first nine months of 1998 versus $72.0 million for the comparable period of 1997. This increase is principally as a result of additional business that the Company has acquired.

     Gross Profit. Gross profit decreased 50% to $86.0 million for the nine months ended September 30, 1998 compared with $172.8 million for the nine months ended September 30, 1997. Gross margin decreased to 6.1% in the nine months ended September 30, 1998 compared to 10.9% for the comparable period of 1997. The decreases in gross profit and gross margin in the first nine months of 1998 were due primarily to the impact of the 1998 GM work stoppage, which is estimated to have caused approximately $71 million of the decrease in gross profit, and the temporary payment reductions discussed above, partially offset by increased productivity as a result of the prior capital expenditures made to improve manufacturing processes, reduce labor intensive operations and achieve other cost efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased 4% to $71.7 million for the nine months ended September 30, 1998 compared with $69.0 million for the nine months ended September 30, 1997. Selling, general and administrative expenses as a percentage of sales increased to 5.1% for the nine months ended September 30, 1998 compared to 4.3% for the comparable period of 1997. The increase in spending was principally due to the Company's increase in personnel to support the Company's growth and continued investments for information systems as the Company continues its transition from GM systems. The increase as a percent of sales was primarily due to lost sales as a result of the 1998 GM work stoppage. R&D expenses were $19.1 million for the nine months ended September 30, 1998 compared to $20.7 million for the nine months ended September 30, 1997. The decrease in R&D expenses in the first nine months of 1998 compared to 1997 is primarily due to R&D expenses in 1997 necessary to support the launch of the GMT-800 Program in 1998.

     Operating Income. Operating income was $14.3 million for the nine months ended September 30, 1998 compared to $103.8 million for the nine months ended September 30, 1997. Operating margin decreased to 1.0% for the nine months ended September 30, 1998 compared to 6.6% for the comparable period of 1997. The decrease in operating income was primarily due to the impact of the 1998 GM work stoppage which is estimated to have caused approximately $71 million of the decrease, the impact of the temporary payment reductions and increased selling, general and administrative expenses.

     Net Interest. Net interest expense was $32.4 million for the nine months ended September 30, 1998 compared to net interest income of $4.6 million for the comparable period of 1997. The increase in net interest expense was due to the borrowings incurred in connection with the Recapitalization.

     Income Tax Expense (Benefit). There was an income tax benefit of $6.7 million for the nine months ended September 30, 1998 compared to an income tax expense of $38.9 million for the nine months ended September 30, 1997. The Company's effective income tax rate was 37.3% for the nine months ended September 30, 1998 versus 36.0% for the nine months ended September 30, 1997.

     Net Income (Loss). There was a net loss of $11.2 million for the nine months ended September 30, 1998 compared to net income of $69.1 million for the nine months ended September 30, 1997, primarily due to the operating results discussed previously and the impact of additional interest expense in 1998.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased 6% to $2.15 billion for 1997 compared to $2.02 billion for 1996. This increase was primarily due to: (1) a slight increase in the volume of the Company's products for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans) and (2) an estimated 6% increase in the average Sales-Dollar Content per vehicle for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans) primarily related to changes in product mix and revenue increases related to certain cost increases and engineering changes that could be passed on to GM.

     Sales to GM were approximately 96% of the Company's total sales in both 1997 and 1996. Sales to customers other than GM increased approximately 12% to approximately $88.5 million in 1997 compared to $78.8 million in 1996. The Company had export sales of $328.0 million in 1997 compared to $265.7 million in 1996. These increases were a result of new business initiatives that the Company implemented.

     Gross Profit. Gross profit increased approximately 25% to $220.1 million for 1997 compared to $176.6 million for 1996. Gross margin increased to 10.2% for 1997 compared to 8.7% for 1996. These increases were primarily due to increased net sales as described above and increased productivity primarily as a result of the capital expenditures to support manufacturing initiatives, reduce labor intensive operations and achieve cost productivity initiatives, as well as a benefit of approximately $20 million related to a change in assumptions in 1997 related to pensions and other postretirement benefits other than pensions, and a decrease in depreciation resulting from a change in estimated lives, partially offset by higher labor costs associated with the February 1997 labor negotiations and resulting contracts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased approximately 25% to $104.0 million for 1997 compared to $83.1 million for 1996. Selling, general and administrative expenses as a percentage of sales increased to 4.8% for 1997 compared to 4.1% for 1996. These increases were principally due to the Company's increase in personnel to support the Company's growth, investments made for information systems as the Company transitions from GM systems, certain stock compensation expenses totaling $9.2 million and increases in R&D expenses. R&D expenses increased approximately 19% to $27.8 million for 1997 compared to $23.4 million for 1996. The increases in R&D spending were primarily related to the Company's initiative to expand its customer and product base through the development of advanced driveline systems including the support of the M-SUV Program.

     Operating Income. Operating income increased approximately 24% to $116.1 million for 1997 compared to $93.5 million for 1996. Operating margins increased to 5.4% for 1997 compared to 4.6% for 1996. These increases were primarily due to increased volumes and increased productivity, the impact of the change in assumptions and depreciable lives partially offset by the impact of increased selling, general and administrative expenses discussed above.

     Net Interest. Net interest expense was $1.8 million for 1997 compared to net interest income of $9.4 million for 1996. The increase was due to the additional borrowings incurred in connection with the Recapitalization. For most of 1996 and 1997, the Company had excess cash invested in short-term investments and limited outstanding debt.

     Recapitalization Expenses. The Company incurred $15.9 million of expenses in 1997 related to the Recapitalization. These expenses were seller-related expenses which included professional advisory fees.

     Income Tax Expense. Income tax expense increased 6% to $38.9 million for 1997 compared to $36.6 million in 1996. The Company's effective income tax rate was 41.3% for 1997 compared to 37.2% for 1996. The increase in the effective tax rate for 1997 was primarily due to non-deductible permanent items related to stock compensation.

     Net Income. Net income decreased 10% to $55.3 million for 1997 compared to $61.7 million for 1996 primarily due to the factors described above.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased approximately 3% to $2.02 billion for 1996 compared to $1.97 billion for 1995. This increase was primarily a result of volume increases related to customer demand for the Company's products offset by labor-related work stoppages at GM which adversely impacted sales.

     Sales to GM were approximately 96% and 97% of the Company's total sales in 1996 and 1995, respectively. Sales to customers other than GM increased 29% to approximately $78.8 million in 1996 compared to $61.3 million in 1995. The Company had export sales of $265.7 million in 1996 compared to $255.8 million in 1995. These increases were a result of new business that the Company has gained.

     Gross Profit. Gross profit decreased approximately 2% to $176.6 million for 1996 compared to $179.6 million for 1995. Gross margin decreased to 8.7% for 1996 compared to 9.1% for 1995. These decreases were a result of (i) the adverse impact of the work stoppages at GM, (ii) additional training costs to train associates to replace workers who elected to transition back to GM,
(iii) increased benefit expenses associated with the higher number of workers moving into full benefit status, and (iv) charges relating to maintenance and expenses for cleaning, painting and general repairs of the Company's facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased approximately 18% to $83.1 million for 1996 compared to $70.6 million for 1995. Selling, general and administrative expenses as a percentage of sales increased to 4.1% for 1996 compared to 3.6% for 1995. These increases were principally due to the Company's increase in personnel to support the Company's growth and investments made for the Company to perform certain functions that were previously performed by GM; these increases were partially offset by decreased R&D expenses. R&D expenses decreased approximately 19% to $23.4 million for 1996 compared to $29.0 million for 1995. The decreases in R&D spending were primarily related to the Company's initiative to support the early designs related to the GMT-800 Program that were incurred in 1995.

     Operating Income. Operating income decreased approximately 14% to $93.5 million for 1996 compared to $108.9 million for 1995. Operating margin decreased to 4.6% for 1996 compared to 5.5% for 1995. These decreases were primarily due to the GM work stoppages discussed previously.

     Net Interest. Net interest income was $9.4 million and $9.l million for 1996 and 1995, respectively. For most of 1996 and 1995, the Company had excess cash invested in short-term investments.

     Income Tax Expense. Income tax expense decreased 23% to $36.6 million for 1996 compared to $47.4 million in 1995. The Company's effective income tax rate was 37.2% for 1996 compared to 40.2% for 1995. The decrease in the tax expense was related to the decrease in the Company's operating income discussed previously. The decrease in the effective tax rate for 1996 was primarily due to the use of federal tax credits and various state and local tax incentives.

     Net Income. Net income decreased approximately 13% to $61.7 million for 1996 compared to $70.6 million for 1995 primarily due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     The 1997 Recapitalization involved the incurrence of substantial new indebtedness and the repurchase of a substantial amount of equity. See "The Recapitalization" and Note 2 to the Consolidated Financial Statements.

     Management assesses the Company's liquidity in terms of its overall ability to mobilize cash to support business needs and to fund its growth. The Company relies primarily upon cash flow from operations and borrowings under the Company's Credit Facilities and Receivables Facility to finance operations and capital expenditures. See "Description of Certain Indebtedness" and Note 3 to the Consolidated Financial Statements.

     At September 30, 1998, the Company had a working capital deficit of $117.7 million versus a deficit of $96.8 million at December 31, 1997. This increase was a result of a decrease in receivables (the collections of which were applied to pay amounts outstanding under the Credit Facilities, which are classified as long-term debt) partially offset by the decrease in liabilities which are being funded primarily through long-term debt. The decrease in accounts receivable at September 30, 1998 from December 31, 1997 was due to the receipt of payments from GM for rebillable tooling charges, premium charges for additional manufacturing capacity and volume and raw material rebates.

     The Company had a working capital deficit of $96.8 million at December 31, 1997 compared to a working capital surplus of $103.2 million at December 31, 1996. This decrease in working capital was a result of the Recapitalization, the liabilities related to the capital expenditure program in connection with the launch of the GMT-800 Program (which is being funded primarily through long-term debt) and payments to be made in connection with certain benefit programs such as pensions and bonuses.

     The increase in accounts receivable at December 31, 1997 was due to amounts due from GM for rebillable tooling (in connection with the GMT-800 Program manufacturing process), amounts due for premium charges for additional manufacturing capacity and volume, and raw material rebates.

     As part of the arrangements with GM, payment terms for products shipped to GM will steadily lengthen during the three-year period beginning March 1, 1999, resulting in an expected increase in accounts receivable balances and anticipated increased interest expense related to the Company's funding of working capital. The Company anticipates that this working capital increase will be funded from available sources including cash flow from operations and its Credit Facilities.

     In August 1998, the Company made a loan of $13 million, under a $15.0 million Senior Secured Promissory Note facility, to Richard E. Dauch, Chairman, to enable him to pay taxes related to the recognition of income associated with certain stock options. The source of funding was from the Company's Credit Facilities. See "Certain Transactions--Transactions with Management."

     The increase in other assets as of December 31, 1997 was due to fees paid in connection with the establishment of the Credit Facilities and the Receivables Facility. The increase in non-current deferred income taxes asset is primarily due to the Recapitalization.

     At September 30, 1998, $375 million of borrowings were outstanding and $125 million was available for future borrowings under the Term Loan Facility and $183 million was outstanding and $67 million was available for future borrowings under the Revolving Credit Facility. Additionally at September 30, 1998, approximately $65 million was available under the variable funding certificates of the Receivables Facility, of which $50 million was utilized and borrowed. These facilities were established in connection with the Recapitalization.

The $102.8 million increase in long-term debt at September 30, 1998, as compared to December 31, 1997, was principally related to capital expenditures and the effects of the GM work stoppage on cash flow from operations.

     The weighted average interest rate of the Company's long-term debt outstanding as of September 30, 1998 was approximately 8.1% and was approximately 8.1% at December 31, 1997.

     Capital expenditures were $158.8 million for the nine months ended September 30, 1998. These investments in machinery and equipment were primarily made to support the launch of the GMT-800 Program and to generate additional capacity. The Company estimates that it invested approximately $200 million in capital expenditures in 1998 and intends to invest approximately $350 million in 1999.

     Capital expenditures were $282.6 million, $162.3 million and $147.1 million in 1997, 1996 and 1995, respectively. These investments in machinery and equipment were primarily made to support the launch of the GMT-800 Program, to reduce labor-intensive operations, to support additional capacity and for cost reduction programs including upgrades in machinery technology and quality standards.

     The Company intends to fund its capital expenditures by borrowing under the Credit Facilities or the Receivables Facility. The Company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the Company believes it has sufficient financial flexibility to attract long-term funding on acceptable terms as may be needed to support its growth objectives.

     Following the Offerings, the Company intends to issue between $200 million to $350 million of high-yield subordinated indebtedness in order to provide flexibility to pursue its acquisition strategy. See "Use of Proceeds," "Business--Business Strategy--Pursue Selected Acquisition Opportunities" and "Description of Certain Indebtedness--Senior Secured Credit Facilities." There can be no assurance that such issuance will be consummated.

SUBSEQUENT EVENTS

  Acquisition

     In October 1998, the Company completed the acquisition of Albion. Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. Albion's sales for its fiscal year ended March 31, 1998 were approximately $130 million and its major customers include Caterpillar (Perkins), LDV, PACCAR (Leyland and DAF), Renault, Rolls-Royce, Rover and Volvo.

     The acquisition price was approximately $41 million in cash, provided by borrowings under the Company's Revolving Credit Facility, and approximately
$30 million of assumed debt and capitalized lease obligations. Approximately $14 million of consideration may be payable to Albion's former shareholders based upon Albion's future financial performance. The acquisition will be accounted for under the purchase method of accounting.

  Lease Financing

     The Company intends to enter into sale/leaseback transactions with respect to approximately $100 to $200 million of its capitalized machinery and equipment during 1999. The expected terms would result in the Company financing this machinery and equipment under operating leases with no material impact to the net income of the Company. If such transactions are consummated, the proceeds would be utilized to reduce debt currently outstanding and thus, would provide financial flexibility for the Company.

SEASONALITY

     The Company's business is moderately seasonal as its major OEM customers historically have a two week shutdown of operations in July and approximately a one week shutdown in December. In addition, traditionally in the third quarter OEM customers have incurred lower production rates as model changes enter production. Accordingly, third and fourth quarter results may reflect these trends.

EFFECTS OF INFLATION

     Inflation generally affects the Company by increasing the cost of labor, equipment and raw materials. The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on the Company's operations as the Company offset the increases by realizing improvements in operating efficiency or by passing through certain increases in the cost of raw materials to GM under the terms of the CSA. See "Business--Contractual Arrangements with GM."

FINANCIAL INSTRUMENTS MARKET RISK

     The Company's business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. The Company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. The Company hedges its interest rate risks by utilizing swaps and collars. The Company does not currently have significant exposures relating to currency risks and does not have any financial instruments to reduce currency risks at September 30, 1998 or at December 31, 1997. The Company does not hold financial instruments for trading or speculative purposes.

     The Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million. The arrangements entered into by the Company, which terminate in December 2000, require the Company to pay a floating rate of interest based on three-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%.

     Interest Rate Risk. As part of its risk-management program, the Company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. An 80 basis-point increase in interest rates (approximately 10% of the Company's weighted average interest rate) affecting the Company's debt obligations, related interest rate swaps and collars (based on balances existing at December 31, 1997), would impact the Company's 1998 pretax earnings by approximately $3.0 million. See Note 5 to the Consolidated Financial Statements.

     Currency Risk. The Company does not currently have material exposures to currency exchange-rate risk as most of its business is denominated in U.S. dollars. Future business operations and opportunities, including the construction of its new manufacturing facility in Guanajuato, Mexico and its recently acquired Albion operations in Europe, may expose the Company to the risk that the eventual net dollar cash inflows resulting from these activities may be adversely affected by changes in currency exchange rates. The Company intends to manage these risks by utilizing various types of foreign exchange contracts, where appropriate.

YEAR 2000 COMPLIANCE

     The Company has implemented a program to identify Year 2000 compliance issues and develop detailed project plans so that its computer information systems will be able to interpret the calendar year term "2000". Systems that process transactions based on storing two digits for the year rather than the full four digits may encounter significant process inaccuracies and even inoperability in attempting to process Year 2000 transactions.

     The Year 2000 compliance program implemented by the Company addresses all plant equipment, computer hardware and software, and business support equipment. The Year 2000 compliance program also includes modifications and conversions necessary to address the Company's systems and process interfaces with third-party suppliers and customers. To date, the Company has named a Year 2000 compliance program team leader, established a project team covering all locations worldwide, completed its assessment of all systems which it believes could be significantly affected by the Year 2000 issue, defined plans for remediation and issued communications to all its departments regarding Year 2000 issues and strategies. Management presently believes that, with planned modifications to existing systems and processes scheduled to be completed in September 1999, Year 2000 compliance will not pose significant operational problems.

     The Company's design, engineering, manufacturing and administrative functions are reliant upon a variety of third parties who could also be affected by the Year 2000 issue. As a part of its Year 2000 compliance program, the Company has initiated communications with key suppliers, customers and other such third parties to evaluate their Year 2000 readiness and to determine whether a Year 2000-related event could impede the ability of such suppliers, customers or other third parties to interact with and support the Company's operations effectively. Issues identified as a result of these communications have been addressed in the Company's Year 2000 compliance program remediation and contingency planning actions.

     Costs incurred by the Company to address Year 2000 compliance include the acquisition of computer hardware and software to replace existing Year 2000 non-compliant systems. These costs have been capitalized and amortized over the assets' estimated useful lives. There are no significant systems replacement initiatives that have been accelerated as a result of the Company's Year 2000 compliance assessments.

     Costs associated with modifying existing Year 2000 non-compliant systems are expensed as incurred. The amounts expensed to date have been immaterial and the Company does not expect amounts required to be expensed in the future to have a material effect on its financial position or results of operations.

     If the modifications and conversions planned by the Company to address Year 2000 compliance are not completed on a timely basis, or if the Company's key suppliers, customers or other third parties have significant unresolved systems problems, there is a risk that Year 2000 compliance could have a material impact on the operations of the Company. Potential sources of risk include (a) the inability of key suppliers (or their suppliers) to be Year 2000 ready, which could result in delays in product or service deliveries from such suppliers;
(b) the inability of key customers (or their other suppliers) to be Year 2000 ready, which could result in the cancellation or postponement of orders from such customers; (c) systems incompatabilities with key suppliers or customers resulting from software conversions or other modifications and (d) the inability of the Company to modify or replace systems on a timely basis, which could result in manufacturing process delays that interrupt product shipments.

     The Company is presently developing contingency plans for all significant components of its computer information systems, including all plant equipment and business support equipment, and expects to complete such contingency arrangements by June 1999. These contingency plans involve, among other things, manual work-arounds, alternative sourcing strategies and flexible staffing arrangements.

LITIGATION AND ENVIRONMENTAL REGULATIONS

     The Company is party to various legal actions and is subject to various claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     GM has agreed to indemnify and hold the Company harmless from certain environmental issues identified as potential areas of environmental concern at the time of the 1994 Acquisition. GM has also agreed to indemnify the Company, under certain circumstances, for up to ten years from the date of closing of the 1994 Acquisition with respect to certain pre-closing environmental conditions.

     Approximately one-acre of a parking lot at the Company's Buffalo facility has been designated by the New York Department of Environmental Conservation ("NYDEC") as a Class 3 Inactive Hazardous Waste Disposal Site due to the presence of polychlorinated byphenyl in subsurface soil and groundwater below existing pavement, and an elevated level of lead in the soil. A Class 3 designation is given to a site which does not present a significant threat to the public health or environment and at which action may be deferred. The area is the subject of an Order of Consent between GM and NYDEC effective
February 2, 1995. Remediation required thereunder is being performed by GM in the ordinary course of business. In addition, GM is conducting remediation at the Company's Tonawanda facility as a result of the presence of polychlorinated biphenyls in the soil. The contamination of both sites took place prior to the Company acquiring the properties and is the responsibility of GM.

     Based on the Company's assessment of costs associated with its environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, such costs have not had, and in management's opinion, will not have in the foreseeable future, a material effect on the Company's financial position, results of operations, cash flows or competitive position.

EFFECT OF NEW ACCOUNTING STANDARDS

     The Company adopted SFAS No. 128, Earnings Per Share in 1997. This accounting standard specifies new computation, presentation and disclosure requirements for earnings per share to be applied retroactively. SFAS No. 128 requires, among other things, presentation of basic and diluted earnings per share, replacing the former primary and fully diluted earnings per share, on the face of the income statement.

     In 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 requires that the components and total amount of comprehensive income be displayed in the financial statements for interim and annual periods in 1998. SFAS No. 131 requires, among other things, the reporting of detailed operating segment information and related disclosures about products and services, geographic areas and major customers for annual periods beginning in 1998 and for interim periods beginning in 1999. Management is currently evaluating its alternatives under the new Statement and anticipates disclosures in one segment under the new rules.

     SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued in February 1998. SFAS No. 132, which supersedes the disclosure requirements in SFAS No. 87, SFAS No. 88 and SFAS No. 106, standardizes disclosures about pensions and other postretirement benefits and makes the information easier to prepare and understand. SFAS No. 132 addresses disclosure issues only and does not change the measurement or recognition of pension and postretirement assets, liabilities or expenses. Beginning with its year-end 1998 financial results, the Company will make its disclosures about pensions and postretirement benefits in conformity with SFAS No. 132.

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. SFAS No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. This statement is effective for fiscal years beginning after June 15, 1999. The Company does not expect the adoption of SFAS No. 133 to have a material effect on its financial condition or results of operations.

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. Adoption of SOP 98-1 is required as of January 1, 1999. The Company has historically followed the guidelines specified in SOP 98-1.

     SOP 98-5, Reporting on the Costs of Start-Up Activities, was issued in April, 1998. SOP 98-5 establishes standards for the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-5 to have a material effect on its financial condition or results of operations.

                                    BUSINESS
GENERAL

     The Company is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and SUVs. The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The Company is the leading independent supplier, with an estimated 33% market share (by sales), of driveline components for light trucks and SUVs manufactured in North America and sold in the United States. The light truck and SUV segment is the fastest growing segment of the light vehicle market. The Company also manufactures axles, propeller shafts and other products for RWD passenger cars. Additionally, the Company has the second largest (by sales) automotive forging operation in North America.

     The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars manufactured in North America, supplying substantially all of GM's rear axle and front 4WD axle requirements and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales of $2.15 billion were to various divisions and subsidiaries of GM. The Company's second largest customer is Ford, for which the Company produces axle shafts and double cardan joints for light trucks and SUVs manufactured by Ford in North America.

     The Company, through its October 1998 acquisition of Albion, supplies front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe.

THE 1994 ACQUISITION

     The Company is the successor to the former Final Drive and Forge Business Unit of the Saginaw Division of GM and has produced driveline components and forged products for over 75 years. In March 1994, a private investor group led by Richard E. Dauch formed the Company and consummated the 1994 Acquisition. In connection with the 1994 Acquisition, GM and the Company entered into the CSA under which the Company became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In September 1997, the Company and GM signed an additional binding agreement, the MOU, which became operative after the Company's Recapitalization. Under the MOU, the Company and GM have agreed to transition the CSA into a number of separate LPCs, under which the Company will supply products and components for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. LPCs have been entered into for substantially all GM vehicle programs supplied by the Company, including the GMT-800 and the M-SUV Programs. See "--Contractual Arrangements with GM."

     The Company's management team, which was formed in connection with the 1994 Acquisition, is led by Mr. Dauch as Chairman of the Board, Chief Executive Officer and President and was carefully selected on the basis of its management expertise in the automotive industry. Mr. Dauch has over 34 years of experience in the industry and was an Executive Vice President for Chrysler from 1980 to 1991 and was instrumental in Chrysler's manufacturing and financial turnaround. As an executive of GM, he also managed the Business Unit's largest manufacturing plant (Detroit Gear & Axle) from 1974 to 1976. The Company's senior management team is comprised of 13 executives with an average of 25 years' experience in the automotive industry and experience in both automotive OEM and supplier operations.

POST-ACQUISITION IMPROVEMENTS

     Since the 1994 Acquisition, the Company has dramatically improved product quality and manufacturing efficiency through a combination of management leadership, significant investments in new equipment and technology, workforce training, and process improvements resulting in increased capacity utilization. From March 1994 through September 1998, the Company has invested approximately $775 million in capital expenditures and 1.4 million labor hours for training and education of its associates and has received and maintained ISO/QS 9000 certification for each of its facilities. As a result, (i) the average number of axles produced per production day increased from approximately 10,000 in March 1994 to approximately 14,000 in December 1998, (ii) discrepant parts shipped to GM (as measured by GM) decreased from approximately 13,400

PPM during the six months ended December 31, 1994 to approximately 118 PPM during the six months ended December 31, 1998, and (iii) returned parts decreased from 5,136 PPM during the ten months ended December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. See "Risk Factors--Product Program Implementation." Net sales and operating income increased to $2.15 billion and $116.1 million, respectively, for the year ended December 31, 1997 from $2.02 billion and $93.5 million, respectively, for the year ended December 31, 1996.

INDUSTRY OVERVIEW

     The automotive industry has been and continues to be significantly influenced by several trends which the Company believes will enhance its strategic position and growth prospects.

     Demand for Light Trucks and SUVs. From 1990 to 1997, domestic unit sales of light trucks and SUVs increased as a percentage of total U.S. light vehicle unit sales from 33% to 45%. During the same period, GM's sales of light trucks and SUVs followed a similar trend, increasing to 43% in 1997. Despite this increase, GM still trailed Chrysler and Ford which had penetrations of 68% and 58%, respectively, in 1997. Increased consumer demand for light trucks and SUVs increases the demand for the Company's products.

     4WD Penetration. Between 1990 and 1997, 4WD sales penetration of the U.S. light vehicle market doubled, from 7% to over 15% and, according to J.D. Power, is expected to continue to rise. The increasing penetration of 4WD vehicles is also evident in the sales of GM light trucks and SUVs. For example, in 1990, 4WD penetration of GM light truck and SUV sales was 31%. By 1997, this penetration rate had risen to nearly 42%. The Company benefits from this trend to increased 4WD penetration since its Sales-Dollar Content per vehicle is approximately 80% higher on a 4WD vehicle than on a comparable two-wheel drive vehicle.

     Outsourcing. In recent years, OEMs have been shifting research and development, design, testing and validation responsibilities to suppliers to take advantage of suppliers' lower cost structures, allocate engineering resources more efficiently, and realize the synergistic benefits of a systems approach. The trend has also been driven by the competitive pressures on OEMs to improve product quality and to reduce capital expenditures, production costs and inventory levels. A significant portion of driveline components are currently manufactured by OEMs, representing a substantial outsourcing opportunity for the Company.

     Supplier Consolidation and Systems Integration. The OEMs have been reducing the number of their suppliers, establishing stronger relationships with large Tier I full-service suppliers. In conjunction with this trend, OEMs are transitioning from purchasing components to shifting complete responsibility for design, engineering and manufacturing full component systems to their remaining Tier I suppliers. In response to this trend, suppliers have combined with other suppliers to gain the critical mass to support research and development and realize economies of scale. Furthermore, these combinations have been pursued to add capabilities to manufacture complementary components and achieve more complete systems supplier capabilities. The Company believes that this trend toward multi-component system integrators will compel further consolidation, leaving the industry with only a small number of dominant, worldwide suppliers.

     Globalization. Tier I suppliers are increasingly following their OEM customers as they expand manufacturing into global markets. Shipping costs, import duties and local content laws make it advantageous for OEMs to purchase from Tier I suppliers with a local presence. The Company is positioning itself to follow the industry as it expands globally. The Company is in the process of constructing a manufacturing facility in Guanajuato, Mexico; this facility is currently scheduled to begin production in the fall of 2000.

     The Company believes that as a result of its leading U.S. market position as an independent supplier of driveline systems for the light truck and SUV segment, management expertise, strong OEM and labor relationships, full service engineering capabilities, high quality products, critical mass and access to capital, it is well positioned to take advantage of trends in the industry and to compete successfully as both a sub-assembly supplier and as a manufacturing process specialist in the consolidating OEM supplier market.

BUSINESS STRATEGY

     The Company plans to leverage its competitive advantages and actively pursue the following strategies to increase revenue and profitability:

     Improve Product Quality and Manufacturing Efficiency. Since the 1994 Acquisition, the Company has dramatically improved product quality and efficiency. The Company is committed to continue reducing operating costs by developing new manufacturing processes and by investing in new equipment, technologies and improvements in product designs. The Company believes that the significant modernization of its manufacturing equipment and facilities which has been completed over the last four years, as well as initiatives to be undertaken in connection with the GMT-800, the M-SUV and the MST Programs, will generate enhanced productivity and operating efficiency. From March 1994 through September 1998, the Company has invested approximately $775 million in the modernization of its equipment and facilities.

     Diversify, Strengthen and Globalize OEM Customer Base. The Company currently provides axle shafts and double cardan joints to Ford and has begun to pursue strategic initiatives to further diversify its customer base by providing products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between GM and Suzuki), and Mercedes-Benz. Through its diversification efforts, the Company has increased its sales to customers other than GM and estimates that such sales exceeded $100 million in 1998. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. Substantially all of the Company's products are presently sold in North America. The Company currently has sales offices in Tokyo, Japan and Ulm, Germany; this presence is intended to help the Company access new markets for its products. Additionally, the Company is establishing a sales office and constructing a manufacturing facility in Guanajuato, Mexico, which is currently scheduled to begin production in the fall of 2000.

     Expand Systems Integrator Capability. OEMs continue to consolidate their supplier base and shift the design, engineering and manufacturing functions of complete systems to their remaining Tier I suppliers. The Company currently supplies axles, propeller shafts, chassis components and forged products for light trucks and SUVs. The Company intends to provide additional driveline components through a combination of developing new technologies and other capabilities, managing Tier II and Tier III suppliers and acquiring other suppliers in order to offer its customers more fully-integrated driveline systems.

     Develop New Products. The Company intends to diversify its product portfolio by designing and developing new products and systems. As part of its commitment to product development, the Company opened its Technical Center in 1995 which provides resources to the Company's engineers to improve the design of the Company's existing products and to design new products. The Company invested $23.4 million and $27.8 million in research and development expenses in 1996 and 1997, respectively. To date, these initiatives have resulted in several new products such as the new 11.5" axle (initially being used in the GMT-800 Program), multi-link rear axles, an integral oil pan front axle, precision steering system joints (which utilize lash free/low lash idlers and radiax pivot sockets) and improved propeller shaft "U-Joints." The Company is also in the process of developing other new products such as independent rear drive system modules, traction-enhancing advanced differentials, banjo-style axles, aluminum rear axle carriers, axle cooler covers, spherical differential cases and near net/net shaped forgings.

     Pursue Selected Acquisition Opportunities. The Company is pursuing an acquisition strategy which is intended to advance the implementation of its strategic initiatives. The acquisition candidates the Company is evaluating include: (i) suppliers of driveline components which complement the Company's current product offerings, (ii) companies in the forging industry, a segment which is highly fragmented, which will allow the Company to capitalize upon the trend toward OEM supplier consolidation, and (iii) other automotive parts suppliers. This acquisition strategy will enhance the Company's efforts to diversify its customer base, expand its product offerings, selectively globalize its operations and/or leverage its design, engineering and validation expertise.

     The Company's October 1998 acquisition of Albion illustrates how the implementation of the Company's strategic initiatives can be advanced through an acquisition, as it provides the Company with diversified product lines, a broader customer base and expanded geographic presence. Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. This acquisition adds product offerings for vehicle classes in GVW 4-8, expanding the Company's product portfolio to include vehicle classes GVW 1-8. This acquisition also broadens the Company's customer base by adding Caterpillar (Perkins), LDV, PACCAR (Leyland and DAF), Renault, Rolls-Royce, Rover and Volvo. Finally, Albion expands the Company's geographic presence by adding manufacturing capabilities in Europe which will complement the Company's existing sales office in Ulm, Germany.

     The Company's Credit Facilities permit the Company to complete acquisitions for cash in an amount equal to new equity raised by the Company plus the proceeds, up to $290 million, of new subordinated financing. Following the Offerings, the Company intends to issue between $200 million to $350 million of high-yield subordinated indebtedness to facilitate future acquisitions. Therefore, the Company's Credit Facilities would permit the Company to complete up to $409 million of acquisitions for cash, assuming the gross proceeds of the Offerings total $119 million and at least $290 million of subordinated financing is obtained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness--Senior Secured Credit Facilities."

     The Company is currently in discussions with several acquisition candidates of the types described above. The Company currently anticipates that the aggregate purchase price for these companies would be less than the amount of permitted acquisitions under the Credit Facilities (assuming any necessary subordinated financing is obtained), and the purchase price would be funded through the liquidity provided by the Offerings and the proceeds of the anticipated high-yield subordinated debt offering by the Company. In the event any definitive acquisition agreement is entered into prior to such high-yield offering, the Company would seek subordinated bridge financing to the extent necessary to complete the acquisition or could avail itself of up to $25 million of availability (with a maturity of June 30, 1999) under the Revolving Credit Facility specifically for that purpose. As of the date of this Prospectus, no such agreement has been entered into, and there can be no assurance that any such acquisition will be successfully negotiated, financed or consummated. See "Use of Proceeds."

PRODUCTS

     The Company designs, engineers and manufactures components for driveline systems. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components and forged products. The following chart sets forth the percentage of total revenues attributable to the Company's products for the periods indicated:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                        1995     1996     1997
                                                                        -----    -----    -----
Rear Axles...........................................................    55.0%    53.9%    53.0%
Front Axles..........................................................    14.1     15.2     16.5
Propeller shafts.....................................................     8.4      8.7      8.8
Chassis components...................................................    11.9     10.5      9.8
Forged products......................................................     8.8      8.9      9.2
Other................................................................     1.8      2.8      2.7
                                                                        -----    -----    -----
                                                                        100.0%   100.0%   100.0%
                                                                        -----    -----    -----
                                                                        -----    -----    -----

     Rear Axles. Rear axles are rigid, integral drive axle modules for use on light trucks, SUVs and RWD passenger cars. The Company offers a range of axle sizes, gear ratios, differentials, brakes and anti-corrosion coatings. Each unit is assembled, tested and shipped as an integrated system to minimize noise and vibration. The products are available in semi-floating models for economy or full-floating models for higher shaft torque and load capacity.

     Front Axles. Independent front axles are chassis-mounted drive axles for all-wheel and 4WD vehicles with independent front suspensions. Typical vehicle applications include light trucks and SUVs. The Company produces a "shift-on-the-fly" disconnect system that allows shifting into and out of 4WD while the vehicle is moving. This innovation reduces system wear and extends service life by making it easy to disconnect the front-drive system when not needed. Components are matched and balanced to reduce noise and vibration.

     Propeller Shafts. Propeller shafts, also referred to as driveshafts, transmit power from the transmission to the axle. The Company produces one- and two-piece propeller shafts for RWD vehicles and front-auxiliary shafts for 4WD and all-wheel drive systems. Propeller shafts can be designed and manufactured to meet customer requirements for torque, packaging, speed, size, joint type and special configuration. Each propeller shaft can be system balanced with its corresponding axle or marked for future match-mounting considerations. For applications requiring faster rotation speed, lighter weight or longer distances, metal composites and all aluminum designs are also manufactured.

     Chassis Components. Chassis components consist of steering linkage assemblies, stabilizer bars and other components. Steering linkage assemblies convert the circular motion of the steering wheel into the linear motion which is used to turn the front wheels and control the direction of the vehicle. Stabilizer bars are used for anti-roll systems. The Company's chassis components also include brake drums, front suspensions, rods, ball studs and stabilizer bar links.

     Forged Products. The Company's forge division designs and manufactures a wide variety of forged light truck, SUV and passenger car products for sale to external customers and for internal use in the Company's driveline products. The Company has the second largest (by sales) automotive forging operation in North America and has invested significant capital in equipment and tooling which enables it to produce large volumes of its products. The Company's forged products include: net shaped differential gears, axle shafts, output shafts, hypoid driving gears, pinions, weld yokes, tie rod sockets, relay rods, wheel spindles, hubs, struts, connecting rods and caps, toe links, torsion bars and trunnions. The Company's forging operations are designed to optimize material usage and provide a low cost, high volume source for all forming needs. Computerized tool design, metal flow simulation and computerized video gauging are all used to design products quickly and efficiently, eliminating the costly trial and error process used by other methods. The Company has developed advanced net-shape forging capabilities that allow parts to be forged close to finished size greatly reducing machining requirements after the forging process and reducing materials waste.

     Other. The Company's other sales revenue is comprised of service parts and aftermarket sales.

     Albion Products. Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses in vehicle classes GVW 4-8, complementing the Company's existing product offerings for vehicle classes GVW 1-4.

CUSTOMERS

     The Company is GM's principal supplier of driveline components for light trucks, SUVs and RWD passenger cars manufactured in North America, supplying substantially all of GM's rear axle and front 4WD axle requirements and over 75% of its propeller shaft requirements for these vehicle platforms in 1997. Approximately 96% of the Company's 1997 sales were to various divisions and subsidiaries of GM. The Company's second largest customer is Ford, for which the Company produces axle shafts and double cardan joints for its light trucks and SUVs manufactured in North America.

     GM programs currently supplied and to be supplied by the Company include:

          VEHICLE PLATFORM                 VEHICLE DESCRIPTION         VEHICLE NAMEPLATE
-------------------------------------    ------------------------    ---------------------
C/K (GMT-400/GMT-800)                    Full-size Pick-up and       Silverado, Sierra,
                                         SUV                         Suburban, Tahoe and
                                                                     Yukon
S/T (GMT-330/M-SUV and GMT-325/MST)      SUV and Mid-size Pick-up    Blazer, Jimmy,
                                                                     Bravada, S-10 Pick-up
                                                                     and Sonoma
M/L                                      Mid-size Van                Astro and Safari
G-VAN (GMT-600)                          Full-size Van               Savana and Chevrolet
                                                                     Express
F-CAR                                    RWD Passenger Car           Camaro and Firebird
P-TRUCK                                  Medium-Duty Commercial      Commercial trucks and
                                         Truck                       motorhomes

     The Company has been chosen as the design, development and production supplier for the GMT-800 and M-SUV Programs and, more recently, the MST Program. The GMT-800 Program represents the new generation of GM's full-size pickup trucks, and the Suburban, Tahoe and Yukon SUVs. GM began to phase in production of GMT-800 vehicles in June 1998. The M-SUV Program represents the next generation of GM's compact SUVs, including the Blazer, Bravada and Jimmy. The MST Program is the future generation of mid-sized pick-up trucks for GM. See "Risk Factors--Product Program Implementation."

     While the Company is working to continue expanding its business with GM, it is also pursuing strategic initiatives to diversify its customer base. In addition to its business with Ford, the Company also currently supplies products for vehicles manufactured by Isuzu, Nissan, CAMI (a joint venture between Suzuki and GM), and Mercedes-Benz. Through its diversification efforts, the Company has increased its sales to customers other than GM and estimates that such sales approximated $100 million in 1998. The Company will continue to seek new business from existing customers, as well as develop relationships with new customers worldwide. The Company currently has sales offices in Tokyo, Japan and Ulm, Germany and is in the process of opening a sales office in Guanajuato, Mexico.

CONTRACTUAL ARRANGEMENTS WITH GM

     In connection with the Company's acquisition of the Business Unit in 1994, it entered into the CSA with GM pursuant to which the Company became the sole-source supplier to GM of all products and components that were supplied to GM by the Business Unit at such time. Substantially all of the Company's 1997 sales to GM were under the CSA. In connection with the Recapitalization in 1997, the Company and GM entered into the MOU. Under the MOU, which is a binding agreement, the Company and GM have agreed to replace the CSA with separate sole-source LPCs for each of the GM vehicle programs covered by the CSA. LPCs have been entered into for substantially all GM vehicle programs supplied by the Company, including the GMT-800 and M-SUV Programs described above. The material terms and conditions of the CSA and the MOU as well as of the standard form LPCs entered into pursuant to the MOU are discussed below.

     The CSA has an initial term of seven years, expiring March 2001, and is automatically extended for successive one-year periods unless otherwise terminated. During the term of the CSA, GM has agreed to purchase all of its requirements for the products and components subject to the CSA so long as GM continues regular production of the applicable vehicle models or requires the products or components for service parts. LPCs have terms equal to the lives of the relevant vehicle programs, which typically run six to twelve years.

     Prices for products sold under the CSA were established at the time the parties entered into the agreement and are subject to adjustment for engineering changes that result from changes in GM's component specifications. Prices for products sold under the LPCs have been agreed to for existing programs, including the GMT-800 and M-SUV Programs. Prices for future programs will be negotiated at the time such programs are awarded, as was done for the MST Program.

     The Company currently purchases through GM's purchasing network certain materials for use in the manufacture of products sold under the CSA and the LPCs. While the Company pays current market prices for such materials, increases or decreases in such prices from levels established under the CSA currently result in corresponding increases or decreases in the aggregate amount paid by GM to the Company for its products, thereby protecting the Company from increases in the costs of such materials while such purchasing arrangement is in effect. The Company and GM have agreed to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002, although the Company will continue to be eligible to participate in GM's then current steel resale program and pricing adjustment policy for non-ferrous metals. The Company expects to begin transitioning this purchasing function from GM to itself during 1999.

     While the prices at which the Company sells its products under the CSA and the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, the Company will no longer have a contractual right to pass on any future increases in the cost of such materials. There can be no assurance that the Company will be able to pass on any increased labor, materials or other costs to GM in the future as it has from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and the Company (subject to certain temporary reductions described in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Company Overview").

See "Risk Factors--Labor Expenses." LPCs have been entered into for substantially all GM vehicle programs supplied by the Company, including the GMT-800 and M-SUV Programs.

     Under the CSA, the Company and GM have agreed to share certain savings in costs resulting from their mutual efforts or from labor contract negotiations. To date, such shared cost savings have been minimal. Other cost savings resulting from the Company's management expertise and knowledge or contributions by Company associates, without input from GM, are not included in any such cost savings computations and are not shared with GM. Sharing of cost savings under the LPCs is substantially similar as under the CSA, but does not include savings resulting from labor contract negotiations.

     Under the CSA, the Company is not liable for warranty costs for its products after the relevant vehicle has been sold to a retail purchaser unless it is determined that the frequency or total cost of warranty claims for a given period significantly exceeds the historical frequency of such claims for a comparable model. Under the LPCs, the Company's products are subject to the warranty provisions of GM's standard purchase order, including warranties as to the absence of defects and as to fitness and sufficiency for the particular purposes for which such products are to be used by GM.

     Under the terms of the CSA, if GM determines that a family of products (as defined in the CSA) produced by the Company under the CSA is no longer competitive in terms of quality, service or price and, following notice from GM, the Company fails to remedy the noncompetitive condition within a specified period, then GM may elect to discontinue purchasing such family of products from the Company beginning March 2001. GM also may terminate the CSA in the event the Company becomes insolvent or enters into bankruptcy or similar proceedings or if a significant portion of the Company's assets become subject to attachment, embargo or expropriation. Pursuant to the MOU, the CSA will terminate when the materials purchasing arrangements described above have been terminated and all products currently supplied under the CSA are included in LPCs, but in any event no earlier than March 2001.

     Under the terms of the standard form LPC, if GM determines that products produced by the Company under an LPC are no longer competitive in terms of technology, design or quality and, following notice from GM, the Company fails to remedy the noncompetitive condition within a specified period, then GM may elect to terminate such LPC. Termination with respect to such products becomes effective one year after GM gives the Company notice of termination. Under the LPCs, the Company has agreed not to sue GM or its other suppliers in the event GM terminates the LPC and obtains similar products from other sources.

     The Company at the time of the 1994 Acquisition also entered into a supply agreement (the "GMCL Agreement") with General Motors of Canada, Limited ("GMCL"), an affiliate of GM, whereby axles produced at GMCL's St. Catharines, Ontario facility are purchased by the Company for resale to GM. The GMCL Agreement, as amended, expires in September 1999. The axles produced at St. Catharines accounted for approximately 10% of the Company's revenues in 1997. In addition, the Company has an irrevocable option to purchase for a nominal amount the equipment used by GMCL at this facility to produce axles.

SALES AND BUSINESS DEVELOPMENT

     The Company's sales and business development organization is structured into two groups. The first group manages the commercial sales to GM's North American operations, while the second group supports all other customers worldwide, including GM's international divisions. Sales and business development associates work closely with customers and Company engineers to identify product needs and anticipate customer program initiatives and timing in order to position the Company to support new programs, beginning with the design and the development and continuing through product launch.

     As GM and other OEMs expand globally, the Company intends to support its customers through regional sales offices. The Company currently has sales offices in Tokyo, Japan and Ulm, Germany to support its customers and pursue business development opportunities in Asia and Europe. The Company will consider sales offices in other regions of the world in order to support OEM programs worldwide and provide access to new markets for the Company's products. The Company has also begun construction of a manufacturing facility, which will include a sales office, in Guanajuato, Mexico. Production in this facility currently is scheduled to begin in the fall of 2000. The Guanajuato sales office will pursue business development opportunities in Mexico and South America.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are intended to facilitate its ability to respond to the technological demands of the market and to support its customers. In July 1995, the Company completed construction of its Technical Center in Rochester Hills, Michigan, employing approximately 150 engineers, designers and technicians, specializing in design, development and process engineering. The Technical Center is located near GM's Truck Group Headquarters, as well as the technical centers of other major OEMs, which facilitates communications between the Company and its customers. The Technical Center includes a materials laboratory and complete product testing and development equipment, including four-wheel drive chassis and driveline dynamometers in semi-anechoic noise chambers to analyze complete driveline systems for sources of noise and vibration. The Company engages in a multi-phase program of management processes and product launch review to ensure product readiness. The Company believes that this rigorous program of research and development, testing and validation provides its customers with full-service design services and high quality engineering and manufacturing.

     Approximately $23.4 million and $27.8 million was invested in research and development expenses, product enhancement and new designs during the years ended December 31, 1996 and 1997, respectively, in order for the Company to maintain and expand its technological expertise in both product and process. Engineering design at the Company involves the use of highly sophisticated analytical tools, computer-aided design techniques and a simultaneous engineering processes based on close communications and teamwork among design engineers, manufacturing engineers and the customer. The Company promotes a cross-functional product team approach with respect to product and process development that utilizes engineering tools such as: computer-aided design, manufacturing and engineering; computer-integrated manufacturing; engineering analysis; design validation plans and reports; and a fully integrated LAN/WAN computer network.

MANUFACTURING

     The Company continues to expand and implement a flexible manufacturing strategy that improves quality, delivery integrity and cost reduction ability. All of the Company's manufacturing plants, its Technical Center and its corporate headquarters have received ISO/QS 9000 certifications, which are international and industry quality standards.

     The Company utilizes the latest technology such as computer-aided design and manufacturing to reduce lead time and to assure dimensional accuracy and quality of its final products. For example, computer integrated manufacturing allows the Company to validate tooling before release to actual production. Reductions in cost are expected to result from newer flexible equipment, the Company's ability to perform several manufacturing processes at the same facility, less inventory, reduction in defects and fewer returned sales. From March 1994 to September 1998, the Company has invested approximately $775 million to upgrade its equipment and facilities.

     The Company is committed to reducing operating costs by developing new manufacturing processes, improving product design and investing in new equipment and technology. Management continues to identify and implement new cost reduction initiatives and believes that additional improvements can be achieved through improved manufacturing methods, many of which involve minimal capital expenditures. These initiatives have been focused on key capacity and efficiency issues such as reducing equipment downtime, improving product and material workflow, eliminating bottleneck operations and upgrading personnel through training and hiring.

     Another important element of the Company's manufacturing strategy and a key to its future success is the strategic investment of capital for new technology. Any new machinery and equipment purchased by the Company is analyzed for its flexibility, speed and reliability and must be capable of achieving maximum throughput at world-class quality levels.

     The Company (excluding Albion) produced on average approximately 14,000 axles, 15,000 propeller shafts, 9,000 steering linkages, 21,500 stabilizer bars and forgings in excess of 250,000 each production day in December 1998. The Company has successfully increased production of axles per production day from approximately 10,000 in March 1994 to approximately 14,000 in December 1998 while reducing manufacturing space requirements and improving quality. The Company has reduced discrepant parts shipped to GM, as measured by GM, from approximately 13,400 PPM during the six months ended December 31, 1994 to approximately 118 PPM during the six months ended December 31, 1998, and returned parts decreased from 5,136 PPM during the ten months ended
December 31, 1994 to 664 PPM during the twelve months ended December 31, 1997. See "Risk Factors--Product

Program Implementation." The Company's manufacturing facilities have adequate production capacity for its current needs, and management believes its present facilities, enhanced by currently budgeted capital expenditures for equipment additions and improvements, will be adequate to meet currently anticipated customer requirements.

ASSOCIATES

     The Company believes that one of its most important assets is its workforce. Since the 1994 Acquisition, the Company has focused on making significant improvements in its labor relations through improving working conditions, incentive programs and town hall meetings with its hourly associates. The Company has also implemented a program of continuous training whereby the Company associates are taught the skill sets important to producing products of precision quality. In each of the past three years, the Company has invested approximately 300,000 labor hours annually in various training and educational programs.

     The Company also recognizes that a key element of its long-term competitiveness is developing a constructive working relationship with its unions. In 1997, the Company's management negotiated, and the Company's workers ratified, the Company's first agreements with the UAW and the IAM after the Company's separation from GM in the 1994 Acquisition. Significantly, the unions have committed to assist the Company in achieving both quality and productivity gains over the life of the contract.

     As of September 30, 1998, the Company employed approximately 8,300 associates in the United States. Approximately 6,800 of the Company's U.S.-based hourly associates are represented by the UAW under a collective bargaining agreement which runs through February 25, 2000. The Company's approximately 300 remaining U.S.-based hourly associates are represented by the IAM under a collective bargaining agreement which runs through May 5, 2000. In addition, the Company employs approximately 1,150 associates at its recently acquired Albion subsidiary which are represented by labor unions under various collective bargaining agreements, certain of which may be terminated upon six-months' notice. The Company believes its relationships with its associates and their unions are positive.

     As part of the 1994 Acquisition, the Company's hourly associates were given the option to transition back to GM as jobs at GM became available. Of the 6,500 hourly associates that were employed on March 1, 1994, approximately 2,900 have returned to GM and as of September 30, 1998, approximately 1,600 associates are eligible to return to GM. Such associates may transition back to GM once a requested position becomes available on a schedule to be determined by the Company. Such associates may also elect to remain at the Company. Many of those who returned to GM were high seniority workers who were at or near retirement age. As a result of this turnover, the average age of hourly associates has decreased and the level of education of hourly associates in the workforce has increased.

COMPETITION

     The primary competitors to the Company in the North American light truck and SUV driveline systems market are (i) the internal "captive" operations of Ford and Chrysler and (ii) independent, publicly-traded Dana Corporation. The Ford and Chrysler operations are strictly internal and do not manufacture products for outside customers at this time. Several foreign firms have niche driveline businesses which primarily supply foreign transplant auto manufacturers.

     The automotive industry is highly competitive. The Company competes based on technology, quality, price, durability, reliability and overall customer service. The Company's competitors include driveline component manufacturing facilities of existing OEMs, as well as a small number of independent suppliers of driveline systems and several independent suppliers of forged products. Certain of these OEMs are also customers of the Company. The Company's principal competitors are large and have substantial resources, including those competitors that are owned by OEMs. There can be no assurance that competitors will not be able to take actions, including developing new technology or products, or offering prolonged reduced pricing, which could adversely affect the Company.

     The Company believes that the trend in the industry is for OEMs to reduce the number of their suppliers and develop close ties and long term, partnership-style relationships with those suppliers similar to the relationship developed between the Company and GM.

PRODUCTIVE MATERIALS

     The Company believes it has adequate sources for the supply of productive materials and components for its manufacturing needs. The Company's suppliers are located primarily in North America. The Company has initiated a policy of strengthening its supplier relationships by concentrating its purchases for particular parts over a limited number of suppliers. The Company believes that this policy contributes to quality and cost control and increases a supplier's commitment to the Company. The Company relies upon, and expects to continue to rely upon, single source suppliers for certain critical components. See "Risk Factors--Reliance on GM" and "--Inventory Management; Reliance on Single Source Suppliers."

PATENTS AND TRADEMARKS

     The Company maintains and has pending various U.S. and foreign patents and other rights to intellectual property relating to its business, which it believes are appropriate to protect the Company's interest in existing products, new inventions, manufacturing processes and product developments. The Company does not believe any single patent is material to its business nor would the expiration or invalidity of any patent have a material adverse effect on its business or its ability to compete. The Company is not currently engaged in any material infringement litigation, nor are there any material claims pending by or against the Company.

PROPERTIES

     Since the 1994 Acquisition, the Company has dedicated substantial resources to improving the functionality and physical appearance of its facilities, making renovations including painting, lighting, roofing, insulation, ventilation, fire protection, fencing, parking lot, railroad and dock upgrades, and office improvements. The Company has also purchased numerous buildings surrounding its facilities and subsequently demolished these buildings and landscaped the areas. Working with state and local governments, the Company has been successful in securing infrastructure improvements surrounding the Detroit and Buffalo facilities, including road, sewer and utility upgrades.

     The following is a summary of the Company's principal facilities:

                                                 APPROX.         TYPE OF
                   NAME                          SQ. FEET        INTEREST                   FUNCTION
------------------------------------------   ----------------    -------   ------------------------------------------
Detroit Gear & Axle ......................      1,660,000         Owned    Rear and front axles, front suspensions,
  Detroit, MI                                                              brake assemblies, and rear brake drums
Buffalo Gear & Axle ......................      1,165,000         Owned    Rear axles and steering linkages
  Buffalo, NY
Three Rivers Plant .......................       750,000          Owned    Rear propeller shafts, front auxiliary
  Three Rivers, MI                                                         propeller shafts, and universal joints
Detroit Forge ............................       710,000          Owned    Forged products
  Detroit, MI
Tonawanda Forge ..........................       470,000          Owned    Forged products
  Tonawanda, NY
Scotstoun Plant ..........................       460,000         Leased    Front and rear axles for medium-duty
  Glasgow, Scotland                                                        trucks and vans
Farington Plant ..........................       367,000         Leased    Front and rear axles for buses and chassis
  Leyland, England                                                         components
Guanajuato Gear & Axle ...................       335,000          Owned    Rear axles
  Guanajuato, Mexico                         (in construction
                                                  phase)
Spurrier Plant ...........................       290,000         Leased    Crankshafts and fabricated parts
  Leyland, England
Technical Center .........................        66,000         Leased    Research and development, design
  Rochester Hills, MI                                                      engineering, metallurgy, testing,
                                                                           validation, materials purchasing and sales
Corporate Headquarters ...................        31,000          Owned    Executive and administrative offices
  Detroit, MI                                                              located at the Detroit Gear & Axle
                                                                           facility

     The Detroit Gear & Axle, Detroit Forge, Three Rivers Plant and Corporate Headquarters facilities are each subject to a mortgage executed in favor of the several lenders party to the Credit Facilities. Such mortgages expire upon satisfaction of all borrowings under the Credit Facilities.

SEASONALITY

     The Company's business is moderately seasonal as it typically shuts down its operations for two weeks each July and approximately one week at the end of December consistent with the work schedule of its principal customers. The Company's third and fourth quarter results reflect the effects of these shutdowns. In addition, the Company's principal customers have incurred lower production rates in the third quarter as model changes enter production.

ENVIRONMENTAL MATTERS

     In connection with the 1994 Acquisition, GM has agreed to indemnify and hold the Company harmless from certain environmental issues identified as potential areas of environmental concern at the time of the 1994 Acquisition. GM has also agreed to indemnify the Company, under certain circumstances, for up to ten years from the date of closing of the 1994 Acquisition with respect to certain pre-closing environmental conditions.

     Approximately one acre of a parking lot at the Company's Buffalo facility has been designated by the New York Department of Environmental Conservation ("NYDEC") as a Class 3 Inactive Hazardous Waste Disposal Site due to the presence of polychlorinated biphenyl in subsurface soil and groundwater below existing pavement, and an elevated level of lead in the soil. A Class 3 designation is given to a site which does not present a significant threat to the public health or the environment and at which action may be deferred. The area is the subject of an Order of Consent between GM and NYDEC effective February 2, 1995. Remediation required thereunder is being performed by GM in the ordinary course of business. In addition, GM is conducting remediation at the Company's Tonawanda facility as a result of the presence of polychlorinated biphenyls in the soil. The contamination of both sites took place prior to the Company acquiring the properties and is the responsibility of GM.

LITIGATION

     The Company has no material litigation and management is not aware of any pending matters of potential litigation or administrative processes which it believes will have a material adverse impact upon the Company.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The Company possesses a management team with proven leadership and extensive automotive industry experience. The management team has been a critical factor in the turnaround of the Company's operations since the 1994 Acquisition. The directors and executive officers of the Company and its principal operating subsidiary, American Axle & Manufacturing, Inc. ("AAM, Inc."), are as follows:

                   NAME                      AGE                         POSITION
------------------------------------------   ----  -----------------------------------------------------
Richard E. Dauch(2).......................    56   Chairman of the Board of Directors, Chief Executive
                                                     Officer and President*
B.G. Mathis(1)............................    66   Executive Vice President and Chief Administrative
                                                     Officer*; Director
Joel D. Robinson..........................    55   Executive Vice President--Operations and Chief
                                                     Operating Officer**
Marion A. Cumo, Sr........................    56   Vice President--Materials Management**
David C. Dauch............................    34   Vice President--Sales, Marketing and Capacity
                                                     Planning**
Richard F. Dauch..........................    38   Vice President--Manufacturing**
George J. Dellas..........................    56   Vice President--Quality Assurance and Customer
                                                     Satisfaction**
David J. Demos............................    48   Vice President--Procurement**
Patrick S. Lancaster......................    51   Vice President, General Counsel and Secretary*
Allan R. Monich...........................    45   Vice President--Human Resources**
Daniel V. Sagady, P.E.....................    49   Vice President--Engineering and Product Development**
Michael D. Straney........................    56   Vice President--Europe**
Gary J. Witosky...........................    42   Vice President--Finance and Chief Financial Officer*
Robert A. Krause..........................    42   Treasurer*
Glenn H. Hutchins(2)......................    43   Director
Bret D. Pearlman(1).......................    32   Director
David A. Stockman(2)......................    52   Director

------------------

      * Executive Officer of the Company and AAM, Inc.

     ** Executive Officer of AAM, Inc.

     (1) Class II Director

     (2) Class III Director

     Richard E. Dauch has been Chief Executive Officer, President and a member of the Board of Directors of the Company since the 1994 Acquisition. In October 1997, he was named Chairman of the Board of Directors. Prior to March 1994, he spent 12 years at Chrysler. He left Chrysler in 1991 as Executive Vice President of Worldwide Manufacturing. Mr. Dauch also served as group vice president of Volkswagen of America, where he established the manufacturing facilities for the first automotive transplant in the United States. Mr. Dauch has over 34 years of experience in the automotive industry. In 1996, Mr. Dauch was recognized as the Worldwide Automotive Industry Leader of the Year by the Automotive Hall of Fame and was recently named the 1997 Manufacturer of the Year by the Michigan Manufacturer's Association. He has lectured extensively on the subject of manufacturing and authored the book, Passion for Manufacturing, which is distributed in 80 countries in several languages.

     B. G. Mathis became Executive Vice President and Chief Administrative Officer in January 1999 following the resignation of Michael D. Alexander. From August 1998 to January 1999, Mr. Mathis served as Executive Vice President--Special Projects of the Company and previously was Executive Vice President and Chief Administrative Officer since November 1997 and was Vice President--Administration and Chief Administrative Officer of the Company since it was purchased in the 1994 Acquisition. Mr. Mathis has also served as a director of the Company since October 1997. Mr. Mathis spent 28 years at Chrysler and held increasingly responsible executive administrative positions, including Manager of Personnel for all Chrysler Manufacturing Operations. He retired from Chrysler in 1988.

     Joel D. Robinson has been Executive Vice President and Chief Operating Officer since August 1998 and most recently was Vice President--Manufacturing since April 1997. Mr. Robinson joined the Company in March 1994 and has held various positions, including, most recently, Executive Director of the GMT-800 Program. Mr. Robinson began his career in the automotive industry at Ford in 1963, where he held a series of technical and manufacturing management positions. Mr. Robinson also worked for American Motors Corporation, serving as Director of Vehicle Assembly, and later, at Chrysler, where he was responsible for all car body programs.

     Marion A. Cumo, Sr. has been Vice President--Materials Management since May 1996 and was Vice President--Quality Assurance and Customer Satisfaction from March 1994 to May 1996. Prior to joining the Company, Mr. Cumo spent 11 years from 1980 to 1991 working as a manufacturing executive at Chrysler. His most recent title at Chrysler was General Plants Manager of Assembly Operations. After leaving Chrysler in 1991, Mr. Cumo became President of Tri-County Chrysler Products in Peebles/West Union, Ohio, and also worked as an automotive manufacturing consultant.

     David C. Dauch has been Vice President--Sales, Marketing and Capacity Planning since August 1998 and most recently was Director of Sales--GM Full-Size Truck Programs since May 1996, and previously was Manager--Sales Administration since joining the Company in July 1995. Prior to joining the Company, Mr. Dauch held various positions at Collins & Aikman Products Company, including Sales Manager, from September 1987. David C. Dauch is a son of Richard E. Dauch.

     Richard F. Dauch has been Vice President--Manufacturing since August 1998 and most recently was Director--Strategic and Capacity Planning since February 1998, and previously was Plant Manager for the Detroit Gear & Axle Plant since May 1996 and was Corporate Manager--Labor Relations since joining the firm in May 1995. Prior to joining the Company, Mr. Dauch worked as a Senior Business Manager and as a Business Unit Manager with United Technologies Corporation from February 1992. Prior to his automotive career, Mr. Dauch served in the U.S. Army for nine-years with assignments including platoon leader and company commander. Richard F. Dauch is a son of Richard E. Dauch.

     George J. Dellas has been Vice President--Quality Assurance and Customer Satisfaction since May 1996 and prior thereto was Vice President--Procurement and Material Management since the 1994 Acquisition. Prior to joining the Company, Mr. Dellas spent 11 years in executive positions of increasing responsibility at Chrysler. Before leaving Chrysler in 1991, he served as the Director of Advanced Planning for the Assembly Division. Mr. Dellas has over 30 years experience in the automotive industry.

     David J. Demos has been Vice President--Procurement since August 1998 and most recently was Vice President--Sales and Business Development since November 1997 and previously was Vice President--Sales since May 1996. Prior to joining the Company, Mr. Demos worked for GM for 21 years in various engineering, quality and sales positions in the United States and overseas. In his most recent position with GM he was chief engineer for the European business unit of GM's Saginaw Division and chief engineer of GM final drive systems. Since joining the Company he has held the positions of Executive Director, Sales and Marketing, and Director, Sales, Marketing and Planning.

     Patrick S. Lancaster has been Vice President, General Counsel and Secretary since November 1997, and previously was General Counsel and Secretary since June 1994. Prior to joining the Company, Mr. Lancaster worked at Fruehauf Trailer Corporation and its predecessor company from 1981 to 1994 where he last served as General Counsel and Assistant Secretary from March 1990.

     Allan R. Monich has been Vice President--Human Resources since August 1998 and most recently was Vice President--Personnel since November 1997. Mr. Monich served as plant manager for the Buffalo Gear & Axle plant since the formation of the Company in March 1994. Prior to joining the Company in March 1994,
Mr. Monich worked for GM for 21 years in the areas of manufacturing, quality, sales and engineering, including four years as a GM plant manager.

     Daniel V. Sagady, P.E. has been Vice President--Engineering and Product Development since November 1997 and previously was Executive Director of Product Engineering since May 1996. Prior to his promotion, Mr. Sagady served as the Company's Director of Product Engineering from March 1994. He began his career at GM in 1967 and has spent over 30 years in the automotive industry with both Ford and GM where he has held various positions in manufacturing, quality, testing and developmental engineering. Mr. Sagady is a licensed Professional Engineer.

     Michael D. Straney has been Vice President--Europe since October 1998 and most recently was Vice President--Mergers and Acquisitions since August 1998 and previously was Vice President--Procurement since November 1997. Prior to his current position, Mr. Straney served as Executive Director of Procurement from May 1996 and Executive Director of Strategic Planning from August 1995 and Director of Capacity, Planning, Modernization and Investment since joining the Company in March 1994. Mr. Straney began his career in 1960 with GM and has served in various capacities, including Plant Manager at the Buffalo facilities of the Company while they were owned by GM, and as the Operations Manager of all driveline facilities.

     Gary J. Witosky has been Vice President--Finance and Chief Financial Officer of the Company since March 1997. He also has been Treasurer of the Company from March 1994 until January 1998 and Vice President since July 1996. Prior to joining the Company, Mr. Witosky worked for Park Corporation from 1986 to 1994 in Cleveland, Ohio where he served in various positions including Corporate Controller, Assistant Treasurer and Treasurer. In addition,
Mr. Witosky spent several years in public accounting and is a Certified Public Accountant.

     Robert A. Krause has been Treasurer of the Company since January 1998. Prior to joining the Company, Mr. Krause worked for Baxter International Inc. from 1985 to 1997 where he served in various positions in treasury and corporate controller functions including Director--International Treasury and Director--Corporate Reporting. In addition, Mr. Krause spent several years in public accounting and is a Certified Public Accountant.

     Glenn H. Hutchins was elected director of the Company in connection with the Recapitalization. He is a member of the limited liability company which acts as the general partner of Blackstone. He is a Senior Managing Director of The Blackstone Group L.P. and has been with Blackstone since 1994. Mr. Hutchins was a Managing Director of Thomas H. Lee Co. ("THL") from 1987 until 1994 and, while on leave from THL during parts of 1993 and 1994, was a Special Advisor in the White House. Mr. Hutchins is a member of the boards of directors of Clark Refining & Marketing, Inc., Clark USA, Inc., CommNet Cellular Inc., Corp Banca (Argentina) S.A., Corp Group C.V., and Haynes International, Inc. In 1994, Mr. Hutchins was also appointed Chairman of the board of directors of the Western N.I.S. Enterprise Fund by President Clinton.

     Bret D. Pearlman was elected director of the Company in May 1998.
Mr. Pearlman became a Managing Director of The Blackstone Group L.P. in 1998, and has been involved in the firm's principal activities since 1989.

     David A. Stockman was elected director of the Company in connection with the Recapitalization. He is a member of the limited liability company which acts as the general partner of Blackstone. He is a Senior Managing Director of The Blackstone Group L.P. and has been with Blackstone since 1988. Mr. Stockman is also a Co-Chairman of the board of directors of Collins & Aikman Corporation and a member of the boards of directors of Bar Technologies Inc., Clark Refining & Marketing, Inc., Clark USA, Inc., and Haynes International, Inc.

     The Company's Board of Directors is divided into three classes. The members of each class of directors serve for staggered three year terms except that the initial terms of the Class I, Class II and Class III directors will expire upon the election of directors at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. Directors hold office until the expiration of their respective terms and until their successors have been elected and qualified, or until their earlier death, resignation or removal. Executive officers and other officers are elected or appointed by, and serve at the pleasure of, the Board of Directors. Pursuant to Mr. Dauch's employment agreement with the Company, the Company has agreed that he will serve as Chairman of the Board, President and Chief Executive Officer until the termination of the agreement. See "--Employment Agreement."

     In connection with the Offerings, the Board intends to elect at least two independent directors, who will serve as Class I directors. The identity of the independent directors has not yet been determined and may not be determined until after the completion of the Offerings. The Company does not have a nominating committee.

COMMITTEES

     Audit Committee. The Company has established an Audit Committee currently consisting of Messrs. Mathis and Pearlman. The Audit Committee shall consider and recommend to the Board of Directors the engagement of independent auditors to audit annually the books and records of the Company and the terms of such engagement; to review the reports of such independent auditors; the appropriateness of the accounting principles followed in preparation of the financial statements of the Company; to review the performance of the Company's program of internal control to ensure compliance of the Company with legal requirements; and to perform such other duties related to the foregoing as may be directed by the Board of Directors. It is intended that the Company's new independent directors will replace Messrs. Mathis and Pearlman on this committee.

     Executive Committee. The Company has established an Executive Committee consisting of Messrs. Dauch (Committee Chairman), Stockman and Hutchins. The Executive Committee has the authority to exercise the powers of the full Board between Board meetings.

     Compensation Committee. The Company has established a Compensation Committee consisting of Messrs. Hutchins and Stockman. The duties of the Compensation Committee are generally to review employment, development, reassignment and compensation matters involving corporate officers and such other executive level associates as may be appropriate, including, without limitation, issues relative to salary, bonus, stock options and other incentive arrangements. The Compensation Committee also oversees the Company's pension and employee benefit plans.

DIRECTOR COMPENSATION

     The Company expects to pay its non-employee and non-affiliated directors an annual fee of $20,000, plus $1,000 for each regularly scheduled meeting attended and an additional annual fee of $2,500 for service on each Board committee (or $5,000 for chairing a Board committee).

EXECUTIVE COMPENSATION

     The following tables set forth the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers during 1997 and 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                            ANNUAL COMPENSATION      ------------
                                                           ----------------------    SECURITIES       ALL OTHER
                    NAME AND                                SALARY       BONUS       UNDERLYING      COMPENSATIONS
               PRINCIPAL POSITION                  YEAR      ($)         ($)(1)      OPTIONS(#)         ($)(2)
------------------------------------------------   ----    --------    ----------    ------------    -------------
Richard E. Dauch................................   1998    $750,000            --             --      $    22,700
  Chairman of the Board, Chief Executive Officer   1997     625,000    $1,000,000      8,746,190       11,021,500
  and President
B. G. Mathis....................................   1998     325,000            --             --            8,499
  Executive Vice President--Special Projects       1997     220,833       325,000        997,876          983,254
Michael D. Alexander............................   1998     235,420            --             --            6,816
  Executive Vice President--Administration and     1997     204,167       225,000        134,856        3,155,249
  Chief Administrative Officer
Joel D. Robinson................................   1998     220,837            --             --            7,590
  Executive Vice President--Operations and Chief   1997     165,833       200,000        134,856            4,557
  Operating Officer
Marion A. Cumo, Sr..............................   1998     200,000            --             --            7,590
  Vice President--Materials Management             1997     183,333       200,000        462,291        1,867,724

------------------
(1) Bonuses are paid in the year subsequent to the year in which they are earned. Bonuses for 1998 have not been calculated as of the date hereof.

(2) Of the amount paid to Mr. Dauch in 1997, $11,000,000 represents a payment made in connection with the Recapitalization. See "Certain Transactions--Transactions with Management." The remaining amounts shown represent the Company matching contributions in the Company's qualified section 401(k) plan, the dollar value of life insurance premiums and benefits and payments made in connection with an incentive compensation plan due to a change in control. These amounts for 1997, expressed in the same order as identified above, for the Named Executive Officers are as follows:
    Mr. Dauch--$3,600, $17,900 and $0; Mr. Mathis--$3,600, $3,780 and $975,874;
    Mr. Alexander--$3,600, $1,218 and $3,150,431; Mr. Robinson--$3,463, $1,094
    and $0 and Mr. Cumo, Sr.--$3,600, $2,790 and $1,861,334. The amounts shown for 1998 represent the Company matching contributions in the Company's qualified section 401(k) plan and the dollar value of life insurance premiums and benefits. These amounts, expressed in the same order as identified above, for the Named Executive Officers are as follows: Mr. Dauch--$4,800 and $17,900; Mr. Mathis--$4,719 and $3,780; Mr.
    Alexander--$4,800 and $2,016 and Messrs. Robinson and Cumo, Sr.--$4,800 and $2,790.

         AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                               OPTION/SAR VALUES

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING              VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS/             IN-THE-MONEY OPTIONS/
                                                          SARS AT FISCAL YEAR-END (#)       SARS AT FISCAL YEAR-END ($)
                                                         ------------------------------    ------------------------------
                         NAME                            EXERCISEABLE    UNEXERCISEABLE    EXERCISEABLE    UNEXERCISEABLE
------------------------------------------------------   ------------    --------------    ------------    --------------
Richard E. Dauch......................................     7,015,551        1,730,639      $118,737,678     $ 22,048,341
B. G. Mathis..........................................       578,337          419,539         9,566,917        5,344,927
Michael D. Alexander..................................         8,995          125,862           114,596        1,603,482
Joel D. Robinson......................................         8,995          125,862           114,596        1,603,482
Marion C. Cumo........................................       336,430          125,862         5,599,132        1,603,482

STOCK OPTIONS

  Management Stock Option Plan

     The Company has adopted The Amended and Restated American Axle & Manufacturing of Michigan, Inc. Management Stock Option Plan (the "Option Plan") under which the Company is authorized to grant options to purchase up to 5,621,625 shares of Common Stock.

     The Option Plan provides for the issuance of shares of authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, mergers or reorganizations of or by the Company. The Option Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The Option Plan permits the grant of non-qualified stock options to purchase shares of Common Stock. Unless sooner terminated by the Company's Board of Directors, the Option Plan will terminate on December 31, 2004. Such termination will not affect the validity of any outstanding grants on the date of the termination.

     The Compensation Committee of the Board of Directors administers the Option Plan. The Board of Directors may from time to time amend the terms of any grant of options, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, recapitalization, reorganization or similar event, such action will not adversely affect the rights of any participant under the Option Plan without such participant's consent. The Board of Directors will retain the right to amend, suspend or terminate the Option Plan.

     In November 1997, the Company granted certain options (the "Options") to key employees to purchase an aggregate, less subsequently forfeited shares, of approximately 5,338,065 shares of Common Stock (the "Option Shares") at a purchase price of $4.26 per share. One-third of the Options vest and become exercisable ratably over 5 years; provided, however, that such Options will become immediately vested and exercisable upon the earlier of a Change of Control, for certain participants, or a participant's termination of employment due to death or disability, without Cause or voluntary termination of employment for Good Reason, as those terms are defined in the Option Plan. The remaining two-thirds of the Options vest and become exercisable on the seventh anniversary of the grant date; provided, however, that such options may become exercisable sooner upon the achievement of certain performance targets as specified in the Option Plan.

  Replacement Plan

     The Company has also adopted the 1997 American Axle & Manufacturing of Michigan, Inc. Replacement Plan (the "Replacement Plan") under which the Company was authorized to grant options to purchase up to 1,858,095 shares of Common Stock at a nominal exercise price.

     The purpose of the Replacement Plan is to provide the award of Replacement Stock Options (as defined in the Replacement Plan) to certain current or former executive officers or directors ("Eligible Holders") of the Company whose awards under the American Axle & Manufacturing, Inc. Phantom Stock Plan dated March 1, 1994 (the "PSP Plan") were voluntarily canceled in connection with the Recapitalization. Following the

Recapitalization, the PSP Plan was terminated. The Replacement Stock Options are intended to preserve the economic value of the cancelled awards. The Company expects that it will benefit from the added interest which such Eligible Holders will have in the welfare of the Company as a result of their proprietary interest in the Company's success. The Company has granted options to purchase an aggregate of 1,858,095 shares of Common Stock under the Replacement Plan, subject to adjustment to reflect certain events such as stock dividends, stock splits, mergers or reorganizations of or by the Company. No further options may be granted under the Replacement Plan.

     The Compensation Committee of the Board of Directors administers the Replacement Plan. The Board of Directors may from time to time amend the terms of any grant of options, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, recapitalization, reorganization or similar event, such action will not adversely affect the rights of any participant under the Replacement Plan without such participants consent. The Board of Directors retains the right to amend, suspend or terminate the Replacement Plan. The Replacement Stock Options are non-qualified options and are fully vested and exercisable.

  Nonqualified Stock Option Agreement

     AAM, Inc. and Richard E. Dauch are parties to a nonqualified stock option agreement dated February 27, 1994 and amended as of December 21, 1994. Pursuant to the agreement, AAM, Inc. granted Mr. Dauch an option to purchase shares of common stock of AAM, Inc. (the "AAM, Inc. Option"), with such number of shares to be adjusted to reflect certain events such as stock dividends, stock splits, mergers or reorganizations. In connection with the Recapitalization, the Company agreed to provide Mr. Dauch with an option to purchase 6,891,915 shares of the Company's Common Stock (the "Exchange Option") at a nominal exercise price per share in exchange for the AAM, Inc. Option. The terms of the Exchange Option are set forth in a nonqualified option agreement dated as of October 30, 1997 (the "Nonqualified Option Agreement") (as amended by the Amendatory Agreement dated December 11, 1998) between American Axle & Manufacturing of Michigan, Inc. and Mr. Dauch. The Exchange Option expires 10 years after the date such Exchange Option was granted, and is fully vested and exercisable.

  The 1999 Stock Incentive Plan

     The following are the material terms of the 1999 Stock Incentive Plan (the "Incentive Plan"), approved by the Board of Directors on as of January 8, 1999. The purpose of the Incentive Plan is to provide directors, officers and key employees of the Company and its subsidiaries ("Participants") an opportunity to benefit from an appreciation in the value of the Common Stock, thus providing an increased incentive for the Participants to contribute to the future success and prosperity of the Company, enhancing the value of the Common Stock for the benefit of the stockholders and increasing the ability of the Company and its subsidiaries to attract and retain highly qualified individuals. The total number of shares of Common Stock that may be issued under the Incentive Plan is 3,500,000 shares. The maximum number of shares of Common Stock for which awards may be granted during a calendar year to any Participant shall be 1,500,000 shares.

     The Incentive Plan is administered by the Compensation Committee of the Board of Directors or a subcommittee thereof. The Compensation Committee has the authority to select the Participants to be granted awards under the Incentive Plan, to determine the size and terms of an award and to determine the time when grants of awards will be made. The Compensation Committee also is authorized to interpret the Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Incentive Plan and to make any other determinations that it deems necessary or desirable for the administration of the Incentive Plan.

     Under the Incentive Plan, the Compensation Committee may grant awards in the form of options, which may be incentive stock options within the meaning of
Section 422 of the Code or non-qualified stock options; stock appreciation rights; or other awards that are valued in whole or in part by reference to, or are otherwise based on, the value of the Common Stock.

     The terms and conditions of options granted under the Incentive Plan shall be established by the Compensation Committee and set forth in a stock option agreement with the Participant. The option price per share of Common Stock shall be determined by the Compensation Committee but shall not be less than the fair market value of the Common Stock on the date of the grant. Options granted under the Incentive Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Compensation Committee, but in no event shall an option be exercisable more than ten years after the date it is granted.

     The Compensation Committee may grant a stock appreciation right independent of or in conjunction with an option or designated portion thereof at the time the related option is granted or at any time prior to the exercise or cancellation of the related option. The exercise price shall be an amount determined by the Compensation Committee but in no event shall such amount be less than the greater of (i) the fair market value of a share on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, or a portion thereof, the option price of the related option and (ii) an amount permitted by applicable laws, rules, by-laws or policies of applicable regulatory authorities or stock exchanges.

     Upon the exercise of a stock appreciation right, the Participant shall be entitled to receive with respect to each share to which such stock appreciation right relates an amount in cash and/or shares, as the case may be, equal to the excess of (i) the fair market value of a share of Common Stock on the date of exercise over (ii) the exercise price of the stock appreciation right. The Compensation Committee may impose conditions upon the exercisability of stock appreciation rights.

     The Compensation Committee may grant, in its sole discretion, other awards of shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of Common Stock. Certain of such other share-based awards may be granted in a manner that is deductible by the Company under Section 162(m) of the Code and may be based upon stock price, market share, sales, earnings per share, return on equity, costs or other performance goals approved by the Compensation Committee. The Compensation Committee also has the authority to grant other stock-based awards not specifically described above, including awards of Common Stock subject to vesting conditions or restrictions on transfer.

     Except as otherwise provided in the Incentive Plan or in an award agreement, an award may be exercised for all, or from time to time any part, of the shares of Common Stock for which it is then exercisable. The purchase price for the shares of Common Stock subject to an award may be paid to the Company in full at the time of exercise at the election of the Participant (i) in cash,
(ii) in shares of Common Stock having a fair market value equal to the aggregate option price for the shares of Common Stock being purchased and satisfying such other requirements as may be imposed by the Compensation Committee,
(iii) partly in cash and partly in such shares of Common Stock, or (iv) through the delivery of irrevocable instructions to a broker to deliver promptly to the Company an amount equal to the aggreagte exercise price for the shares of Common Stock being purchased.

     Each award will be non-transferable during the lifetime of the Participant unless otherwise provided by the Compensation Committee. The Compensation Committee may establish the terms and conditions, if any, under which awards may be exercised by Participants following the termination of their employment or service on the Board, as applicable.

     The Board of Directors may suspend, amend or terminate the Incentive Plan, in whole or in part. No amendment may be made without approval of the stockholders, however, if such approval is required by stock exchange rules or by law. Furthermore, no amendment, suspension or termination of the Incentive Plan may, without the consent of a Participant, impair any of the rights under any award previously granted to such Participant under the Incentive Plan.

     In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares of Common Stock or other corporate exchange, or any distribution to stockholders of shares of Common Stock, the Compensation Committee may make such substitution or adjustment as it deems to be equitable to any affected terms of such awards. In the event of a change of control, as defined in the Incentive Plan, the award may provide that the nonvested portion thereof shall vest and become exercisable in full.

RETIREMENT PROGRAM

     The retirement program for the Company executives consists of the American Axle & Manufacturing, Inc. Retirement Program for Salaried Employees, which is a tax-qualified plan and subject to ERISA, as well as one non-qualified plan (collectively the American Axle & Manufacturing Supplemental Executive Retirement Program). The contributory portion of the tax-qualified plan provides defined benefits under a formula based on eligible years of credited service, and upon the average monthly remuneration received in the highest sixty months out of the final ten years of service, subject to certain Code limitations which change from time to time. In addition, employees receive an annual retirement benefit which is equal to the sum of 100% of their contributions upon retirement at or after age 65. If employees do not elect to contribute to the tax-qualified plan, they are entitled to receive only basic retirement benefits equal to a flat dollar amount per year of credited service, essentially equivalent to the American Axle & Manufacturing Hourly-Rate Employees Pension Plan. All participants in the plan are entitled to this flat dollar benefit. In accordance with its terms, benefits under the tax-qualified plan fully vest after five years of credited service and are payable at the normal retirement age of 65, or earlier at the election of the participant, either in the form of a single life annuity or in a reduced amount, in joint and survivor form. Supplemental early retirement benefits are available for certain employees hired before 1998.

     If executives made the required contributions to the tax-qualified plan, they may also be eligible to receive the regular form of a supplemental executive benefit. The regular form of the supplemental executive retirement benefit will provide the executive with total monthly retirement benefits equal to 2% of the average monthly base salary received in the highest sixty months out of the final ten years of service, times the years of credited service calculated for purposes of the contributory portion of the qualified plan, less the sum of all benefits payable under this plan before reduction for any survivor option plus 2% times the years of credited service times the maximum monthly Social Security benefit payable to a person retiring at age 65. Table I shows the regular form of the estimated total annual retirement benefit related to final average base salary as of December 31, 1997, that would be payable in 12 equal monthly installments per annum as a single life annuity to executives retiring in 1998 at age 65 (the benefits shown are based upon maximum annual Social Security benefits of $16,104 payable to persons retiring in 1998). If the executive elects to receive benefits in the form of 60% joint and survivor annuity, the amounts shown would generally be reduced by 5%, subject to certain adjustments depending on the age differential between spouses.

                                    TABLE I
       PROJECTED TOTAL ANNUAL SUPPLEMENTAL EXECUTIVE RETIREMENT BENEFITS
      ASSUMING EXECUTIVE QUALIFIES FOR REGULAR RETIREMENT PROGRAM BENEFITS

           YEARS OF ELIGIBLE CONTRIBUTORY CREDITED SERVICE
---------------------------------------------------------------------
HIGHEST FIVE-YEAR
ANNUAL SALARY         15 YEARS     25 YEARS     35 YEARS     45 YEARS
-----------------     --------     --------     --------     --------
    $ 150,000         $ 44,540     $ 74,240     $103,940     $133,640
      200,000           55,169       91,948      128,727      165,506
      300,000           85,169      141,948      198,727      255,506
      400,000          115,169      191,948      268,727      345,506
      500,000          145,169      241,948      338,727      435,506
      600,000          175,169      291,948      408,727      525,506

     The annual base salaries for the most recent year(s) considered in the calculations of the averages in Table I above are those reported in the Summary Compensation Table in the column labeled "Salary."

     An executive may be eligible to receive the alternative form of the supplemental executive retirement benefit in lieu of the regular form of the supplemental executive retirement benefit. The executive will receive the greater of the regular form or alternative form of the supplemental executive retirement benefit. The sum of the qualified plan benefits and the alternative supplemental retirement benefit will provide the executive with total annual retirement benefits that are equal to 1.5% times eligible years of credited service times the average monthly compensation of the executive's highest five years of total direct compensation (i.e., the average of the 60 highest months of base salary plus the average monthly compensation of the five highest years of bonus and/or restricted stock units awarded) out of the last ten years, less 100% of the maximum monthly Social Security benefit payable to a person in the year of retirement. Table II shows the alternative form of the estimated total supplemental executive annual retirement benefit related to final average total direct compensation as of December 31, 1997, that would be payable in 12 equal monthly installments per annum as a single annuity to executives retiring in 1998 at age 65 (the benefits shown are based upon the maximum Social Security benefits of $16,104 payable to persons retiring in 1998). The amounts shown would be reduced as described above if the executive were to elect joint and survivor benefits.

                                    TABLE II
             PROJECTED TOTAL ANNUAL ALTERNATIVE RETIREMENT BENEFITS
           ASSUMING EXECUTIVE QUALIFIES FOR ALTERNATIVE SUPPLEMENTAL
                     EXECUTIVE RETIREMENT PROGRAM BENEFITS

             YEARS OF ELIGIBLE CONTRIBUTORY CREDITED SERVICE
--------------------------------------------------------------------------
HIGHEST FIVE-YEAR
AVERAGE ANNUAL TOTAL
DIRECT COMPENSATION      15 YEARS     25 YEARS     35 YEARS      45 YEARS
--------------------     --------     --------     --------     ----------
     $  400,000          $ 76,916     $139,166     $201,416     $  263,666
        500,000            96,396      171,396      246,396        321,396
      1,000,000           208,896      358,896      508,896        658,896
      1,200,000           253,896      433,896      613,896        793,896
      1,500,000           321,396      546,396      771,396        996,396
      1,800,000           388,896      658,896      928,896      1,198,896

     The annual total direct compensation for the most recent year considered in the calculation of average annual total direct compensation in Table II above consists of salaries and bonuses as reported in the Summary Compensation Table in the column labeled "Salary" and in the column labeled "Bonus."

     The regular or alternative form of the supplemental executive retirement benefit is provided under a program which is non-qualified for tax purposes and not pre-funded. Supplemental executive retirement benefits under the regular and alternative formula can be reduced or eliminated for both retirees and active employees by the Compensation Committee and the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For a discussion of certain business relationships between Richard E. Dauch and the Company, see "Certain Transactions--Transactions with Management." The Company intends to establish a Compensation Committee of which no member of which is an insider of the Company.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     As permitted by the Delaware General Corporation Law ("Delaware Law"), the Company's Certificate of Incorporation eliminates the personal liability of a director of the Company for monetary damages for breach of fiduciary duty of care as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the Delaware Law and (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Bylaws provide for indemnification, to the full extent specifically authorized under the Delaware Law, of directors and officers of the Company and persons who serve at the request of the Company as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise. The Company also maintains an insurance policy that insures directors and officers against claims arising from alleged wrongful acts in their respective capacities as directors and officers of the Company.

EMPLOYMENT AGREEMENT

     The Company has an employment agreement with Mr. Dauch, which expires on December 31, 2004, subject to periodic renewal, and provides for an annual base salary of $750,000. Pursuant to the agreement, Mr. Dauch will be a voting member of the Board of Directors for the term of his employment. Mr. Dauch's employment agreement also provides, among other things, (i) for an annual bonus payable on or before the March 15th following the year in which such bonus was earned and
(ii) participation in the Option Plan. Under the terms of his employment agreement, Mr. Dauch is bound by confidentiality and non-competition covenants for a period of two years following the expiration of the employment agreement. The Company may terminate Mr. Dauch's employment agreement for Cause (as defined therein).

     The Company has purchased a $5.0 million life insurance policy for the benefit of Mr. Dauch, which the Company will maintain during employment and for two years after termination other than for cause.

     In connection with the commencement of his employment with the Company, Mr. Dauch received an option to purchase shares of AAM, Inc. In connection with the Recapitalization, the Company agreed to provide Dauch with an option to purchase 6,891,915 shares of the Company's Common Stock (the "Exchange Option") at a nominal exercise price per share in exchange for the AAM, Inc. Option. The terms of the Exchange Option are set forth in a nonqualified option agreement dated as of October 30, 1997 between American Axle & Manufacturing of Michigan, Inc. and Mr. Dauch. The Exchange Option expires 10 years after the date such Exchange Option was granted, and is fully vested and exercisable.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1998 by (i) each person known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The table does not reflect the potential sale of additional shares if the Underwriters' over-allotment options are exercised. The Company, Blackstone, Jupiter and Messrs. Dauch, Alexander, Witosky and Harris are parties to a Stockholders' Agreement that provides for certain tag-along and drag-along rights, the operation of which could result in a change of control in the Company. See "Certain Transactions--Stockholders' Agreement and Recapitalization."

                                                                                                      PERCENT OF
                                                                                                       CLASS(1)
                                                                               NUMBER OF        ----------------------
                           NAME AND ADDRESS OF                                  SHARES          BEFORE        AFTER
                             BENEFICIAL OWNER                                CURRENTLY OWNED    OFFERINGS    OFFERINGS
--------------------------------------------------------------------------   ---------------    ---------    ---------
Blackstone(2).............................................................      26,510,992         63.4%        54.3%
Richard E. Dauch(3)(4)....................................................      10,538,436         25.2         21.6
Jupiter Capital Corporation(5)............................................       2,106,630          5.0          4.3
Park Corporation(5).......................................................       2,106,630          5.0          4.3
Raymond P. Park(5)........................................................       2,106,630          5.0          4.3
Dan K. Park(5)............................................................       2,106,630          5.0          4.3
Patrick M. Park(5)........................................................       2,106,630          5.0          4.3
Kelly C. Park(5)..........................................................       2,106,630          5.0          4.3
Piper Park-Strasshofer(5).................................................       2,106,630          5.0          4.3
Glenn H. Hutchins(6)......................................................      26,510,992         63.4         54.3
Bret D. Pearlman(6).......................................................      26,510,992         63.4         54.3
David A. Stockman(6)......................................................      26,510,992         63.4         54.3
B. G. Mathis(4)...........................................................         578,337          1.4          1.2
Michael D. Alexander(4)...................................................         103,675         *            *
Marion A. Cumo, Sr.(4)....................................................         336,430         *            *
Joel D. Robinson(4).......................................................           8,995         *            *
All directors and executive officers of the Company as a group
  (18 persons)(7).........................................................      38,797,970         92.8%        79.5%

------------------
 * Represents holdings that do not exceed one percent.

(1) Assumes the exercise of options to purchase 9,362,353 shares of Common Stock that are currently exercisable at exercise prices below the initial public offering price of $17.00 per share. If such options are not assumed to be exercised, Blackstone would beneficially own 81.7% of the Common Stock before the Offerings and 67.2% of the Common Stock after the Offerings.

(2) 26,510,992 shares, or 63.4% (before the Offerings), of the outstanding shares are held collectively by Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P. and Blackstone Family Investment Partnership II L.P. Blackstone Management Associates II L.L.C. ("BMA") is the general partner of each of such entities. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone. Blackstone's business address is 345 Park Avenue, 31st Floor, New York, New York 10154.

(3) Mr. Dauch's business address is 1840 Holbrook Avenue, Detroit, Michigan 48212. Includes 10,367,870 shares held by the Dauch Annuity Trust 2001, the Dauch Annuity Trust 2004 and the Dauch Annuity Trust 2007 (collectively, the "Trusts"). Mr. Dauch is Trustee of the Trusts and has the power to sell, transfer or otherwise dispose of shares owned by the Trusts. Mr. Dauch disclaims beneficial ownership of such shares.

(4) Includes shares issuable pursuant to options that are currently exercisable as follows: Mr. Dauch, 7,015,551 shares; Mr. Mathis, 578,337 shares;
    Mr. Alexander, 8,995 shares; Mr. Cumo, 336,430 shares; and Mr. Robinson, 8,995 shares.

(5) Such beneficial owner's business address is 6200 Riverside Drive, Cleveland, Ohio 44135. Jupiter is a wholly owned subsidiary of Park Corporation, a company that is privately owned by Raymond P. Park, Dan

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
    K. Park, Patrick M. Park, Kelly C. Park and Piper Park-Strasshofer, with each holding equal shares of Park Corporation.

(6) Each such person's business address is 345 Park Avenue, 31st Floor, New York, New York 10154. Messrs. Hutchins and Stockman are members of BMA, which has investment and voting control over the shares held or controlled by Blackstone. Beneficial ownership of shares by such three individuals include the shares beneficially owned by Blackstone. Each of such persons disclaims beneficial ownership of such shares.

(7) Includes options to purchase 8,598,404 shares of Common Stock, and shares of Common Stock beneficially owned by Blackstone as described in notes (2) and
    (6) above.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH BLACKSTONE AFFILIATES

     In connection with the Recapitalization, the Company and Blackstone Management Partners L.P. ("Blackstone Management"), an affiliate of Blackstone, entered into a monitoring agreement dated as of October 29, 1997 (the "Monitoring Agreement"), pursuant to which Blackstone Management will provide certain advisory and consulting services to the Company in connection with the ongoing strategic and operational affairs of the Company. The term of the Monitoring Agreement expires when Blackstone ceases to own at least one-half of the Common Stock held by it at the closing of the Recapitalization. Under the Monitoring Agreement, the Company paid Blackstone $838,356 during the year ended December 31, 1997. On each March 31 and September 30 thereafter, the Company will pay Blackstone Management $1.0 million. In addition, on each March 31, commencing in 1999, the Company will pay Blackstone an amount equal to 1.0% of EBITDA (as defined in the Monitoring Agreement) for the most recently completed fiscal year less $2.0 million (if such amount is positive). In addition, in 1997 the Company paid Blackstone Management a $9.3 million transaction fee for services provided in connection with the Recapitalization. Pursuant to the Recapitalization Agreement, the Company paid approximately $5.4 million of legal, accounting and financial advisory fees and expenses incurred in connection with the Recapitalization on behalf of Blackstone. Glenn H. Hutchins and David A. Stockman, each of whom serves as a director of the Company, are senior managing directors of The Blackstone Group L.P., an affiliate of Blackstone Management. Bret D. Pearlman, who also serves as a director of the Company, is a managing director of The Blackstone Group L.P.

STOCKHOLDERS' AGREEMENT AND RECAPITALIZATION

     In connection with the Recapitalization, the Company, Blackstone, Jupiter and Messrs. Richard E. Dauch, Alexander, Witosky and Harris entered into the Stockholders' Agreement which provides for, among other things, the matters described below:

     Tag-Along Rights. So long as Blackstone owns not less that one-third of the Common Stock held by it at the closing of the Recapitalization, the Stockholders' Agreement grants each of Jupiter and Messrs. Dauch, Alexander, Witosky and Harris the right, subject to certain exceptions, in connection with a proposed transfer of Common Stock by Blackstone, to require the proposed transferee to purchase a certain percentage of the Common Stock owned by them at the same price and upon the same terms and conditions.

     Drag-Along Rights. So long as Blackstone owns not less than one-third of the Common Stock held by it at the closing of the Recapitalization, the Stockholders' Agreement grants Blackstone the right, in connection with an offer by a third party to purchase all of the Common Stock held by Blackstone, Jupiter and Messrs. Dauch, Alexander, Witosky and Harris, to require Jupiter and Messrs. Dauch, Alexander, Witosky and Harris to transfer all of the Common Stock owned by them to such third party on the terms of the offer so accepted by Blackstone, subject to certain restrictions.

     Registration Rights. The Stockholders' Agreement grants "piggy-back" registration rights to Blackstone, Jupiter and Messrs. Dauch, Harris, Alexander and Witosky, subject to certain limitations, each time the Company files a registration statement in connection with the sale of Common Stock by the Company. The Stockholders' Agreement also grants "demand" registration rights to Blackstone, Jupiter and Messrs. Dauch and Harris, subject to certain limitations. See "Shares Eligible for Future Sale."

     Participation Rights. The Stockholders' Agreement grants to Jupiter and Messrs. Dauch, Alexander, Witosky and Harris the right, upon any issuance by the Company of additional Common Stock to Blackstone (other than pursuant to a public offering or a pro rata issuance to all holders of Common Stock), to subscribe for additional Common Stock at the same price and upon the same conditions so that, after giving effect to the issuance and the exercise of such rights, the Common Stock owned by each represents the same percentage of the total outstanding Common Stock on a fully diluted basis as was owned by each immediately prior thereto.

     Approval of Affiliate Transactions. The Stockholders' Agreement generally provides that, subject to certain conditions, the Company will not, and will cause its subsidiaries not to, enter into any transaction with an affiliate of the Company (other than the Company and its subsidiaries) (an "Affiliate") for the benefit of such an Affiliate that would require consent of the banks under the Credit Facilities among the Company and the lenders thereto unless such transaction (i) is approved by the Board of Directors of the Company, (ii) is contemplated by the Recapitalization Agreement or (iii) is the payment of certain management and monitoring fees or customary investment banking fees to Blackstone. Such transactions with an Affiliate requiring the consent of the banks under the Credit Facilities generally include (i) the sale or transfer to, or purchase or acquisition of assets from or any other transaction with, an Affiliate, subject to specified exceptions and (ii) the payment of monitoring or management fees to Blackstone or its affiliates in an amount exceeding in any fiscal year the greater of (i) $2,000,000 or (ii) an amount equal to 1% of EBITDA (as defined under the Credit Facilities) for the prior fiscal year.

     Termination. The Stockholders' Agreement will terminate on the earliest date on which Blackstone and its affiliates do not collectively own one-fifth or more of the Common Stock on a fully diluted basis. See "Ownership of Common Stock."

     In connection with the Recapitalization, (i) the Company repurchased shares of Common Stock held by Jupiter and Morton E. Harris for an aggregate purchase price of approximately $195.0 million and $21.3 million, respectively, (ii) the Company redeemed all of the outstanding shares of Class A Preferred Stock of AAM, Inc. held by Jupiter for approximately $170.2 million, (iii) the Company made a $74.2 million payment to Jupiter related to certain tax payments, and
(iv) AAM, Inc. paid to James W. McLernon, the former chairman of the board of directors of AAM, Inc., a bonus of approximately $7.2 million pursuant to a letter agreement dated July 29, 1997.

     Disposition Agreement. In December 1998, the Company and Mr. Dauch entered into a disposition agreement ("Disposition Agreement"), which provides that upon the termination of Mr. Dauch's employment due to death or Disability (as defined in the Disposition Agreement) and subject to certain conditions, Mr. Dauch, his estate or a trust acting on behalf of Mr. Dauch or the beneficiaries of his estate (collectively the "Selling Entity"), will have the right to sell any shares of Common Stock held by the Selling Entity for a period up to six months after such termination, nothwithstanding restrictions on transfer set forth in the Stockholders' Agreement. If the Selling Entity offers such shares in a registered offering pursuant to the demand rights provided for in the Stockholders' Agreement during such six-month period, the Selling Entity would be entitled to include its shares in such registered offering prior to shares, if any, to be offered by the Company or a third party. If the Selling Entity wishes to accept an offer for such shares from a third party, first the Company, and then Blackstone, would have a right of first refusal to purchase such shares. In the event of any conflicts between the Disposition Agreement and the Stockholders Agreement, the Disposition Agreement shall control.

TRANSACTIONS WITH PARK CORPORATION

     Immediately after the closing of the Recapitalization, Jupiter, a wholly owned subsidiary of Park Corporation, owned 5.1% of the Common Stock. Prior to the Recapitalization, Park Corporation provided AAM, Inc. cash management services whereby available cash balances of AAM, Inc. were invested on its behalf. Park Corporation received $12,536,288 from AAM, Inc. in consideration for services it provided to AAM, Inc. from March 1994 to September 1997. In addition, prior to the Recapitalization, AAM, Inc. purchased certain manufacturing equipment from Motch Corporation, an affiliate of Park Corporation. During 1997, payments to Motch Corporation from AAM, Inc. for such equipment totalled approximately $9.6 million.

TRANSACTIONS WITH MANAGEMENT

     In connection with the Recapitalization, AAM, Inc. paid a bonus of $11.0 million to Richard E. Dauch. In connection with this payment, Mr. Dauch agreed to repay to AAM, Inc. any refund, overpayment or other redistribution of Election Taxes to be received by him from Jupiter in an amount up to $11.0 million. The

"Election Taxes" were corporate taxes due by Jupiter as a result of the
Section 338(h)(10) of the Internal Revenue Code election. The amount of the tax payment was estimated at the closing of the Recapitalization and was prefunded by the Company. The final Election Taxes were paid by Jupiter as the parent of AAM, Inc. and the overpayment was refunded to the shareholders of AAM, Inc. At Mr. Dauch's direction, Jupiter paid AAM, Inc. approximately $7.2 million due to Mr. Dauch in May 1998 in full satisfaction of such agreement.

     The Company made a loan of $13.0 million in the third quarter of 1998 to Richard E. Dauch, Chairman, pursuant to a $15.0 million Senior Secured Promissory Note facility (the "Note") to enable him to pay taxes related to the recognition of income associated with certain stock options. The Note bears interest at six month LIBOR plus 2% and such interest is payable every six months. The Note expires on August 14, 2003 and is secured by a pledge of the options and underlying shares issued to Mr. Dauch pursuant to the Nonqualified Option Agreement.

     Two sons of Richard E. Dauch and a son of Mr. Mathis are employees of the Company. David C. Dauch serves as Vice President--Sales, Marketing and Capacity Planning, Richard F. Dauch serves as Vice President--Manufacturing and Robert Mathis serves as Manager, Human Resources Operations.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of (i) 150,000,000 shares of common stock, par value $.01 per share, of which 32,456,107 shares are issued and outstanding, (ii) 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock") of which no shares are issued and outstanding and
(iii) 40,000,000 shares of series common stock, par value $.01 per share ("Series Common Stock") of which no shares are issued and outstanding. Immediately following completion of the Offerings, there are expected to be 39,456,107 shares of Common Stock (40,506,107 shares of Common Stock if the Underwriters'over-allotment options are exercised in full) and no shares of Preferred Stock or Series Common Stock outstanding. The following description of the Company's capital stock and related matters is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive dividends if, as and when dividends are declared from time to time by the Company's Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock or Series Common Stock (as described below), if any. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding Preferred Stock or Series Common Stock of the Company. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessment by the Company. However, pursuant to the Stockholders' Agreement, Jupiter and Messrs. Dauch and Harris have the right, upon any issuance by the Company of additional Common Stock to Blackstone (other than pursuant to a public offering or a pro rata issuance to all holders of Common Stock), to subscribe for additional Common Stock. See "Certain Transactions--Stockholders' Agreement and Recapitalization." There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock being sold by the Company in the Offerings, when sold to the Underwriters in the manner described in this Prospectus will be, and all currently outstanding Common Stock of the Company is, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK AND SERIES COMMON STOCK

     The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and Series Common Stock and to determine, with respect to any series of Preferred Stock or Series Common Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock or Series Common Stock designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend

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rate of the series, (iv) the dates at which dividends, if any, will be payable,
(v) the redemption rights and price or prices, if any, for shares of the series,
(vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series. The authorized shares of Preferred Stock and Series Common Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock or Series Common Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock or Series Common Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the Common Stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved Common Stock, Preferred Stock and Series Common Stock may be to enable the Company's Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

THE DELAWARE GENERAL CORPORATION LAW

     The Company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). Section 203 provides that, subject to certain exceptions specified therein, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that such stockholder became an interested stockholder unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (ii) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (iii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iv) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an

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"interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. Except as specified in Section 203 of the DGCL, an "interested stockholder" is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date or (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the Company's Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

CERTIFICATE OF INCORPORATION; BYLAWS

     The Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

     Classified Board. The Certificate of Incorporation provides that the Company's Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company's Board. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock or Series Common Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Certificate of Incorporation and the Bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board, but must consist of not less than three directors. In addition, the Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock, and unless the Board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under the DGCL, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

     Stockholder Action. The Certificate of Incorporation and the Bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. The Certificate of Incorporation and the Bylaws provide that special meetings of stockholders can be called only by the Company's Chief Executive Officer or pursuant to a resolution adopted by the Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders of the Company (the "Stockholders Notice Procedure"). The Stockholders Notice Procedure provides that only persons who are nominated by, or at the direction of the Board of Directors, the Chairman of the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholders Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting pursuant to the notice of meeting delivered by the Company or by, or at the direction of, the Chairman of the Board or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such

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
business before such meeting. Under the Stockholders Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company. Under the Stockholders Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (x) the 70th day prior to such meeting and (y) the 10th day after the public announcement of the date of such meeting is first made. In addition, under the Stockholders Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholders Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     Liability of Directors; Indemnification. The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The Certificate of Incorporation also provides that each current or former director, officer, employee or agent of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company to the full extent permitted by the DGCL, as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment). The Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different than that provided by the Certificate of Incorporation.

     Amendment. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of the Company's directors; and the removal of directors. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, voting together as a single class.

     The description set forth above is intended as a summary only and is qualified in its entirety by reference to the forms of the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is First Chicago Trust Company of New York.

LISTING

     The Company's Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "AXL."

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR SECURED CREDIT FACILITIES

     In connection with the Recapitalization, The Chase Manhattan Bank ("Chase") and a group of other lenders provided the Company with Credit Facilities in an aggregate principal amount not to exceed $750 million of which as of December 31, 1998: (i) $375 million is borrowed under the Tranche B Term Loan Facility (as defined below); (ii) $125 million is available under the Tranche A Term Loan Facility (as defined below) to finance Capital Expenditures as defined in the Credit Facilities and refinance the Revolving Credit Facility; and (iii) $223 million was borrowed and $27 million is available under the Revolving Credit Facility (as defined below) for general corporate purposes, each subject to customary borrowing conditions.

     The Credit Facilities consist of (i) a Senior Secured Term Loan Facility (the "Tranche A Term Loan Facility") providing for delayed draw term loans in an aggregate principal amount of $125 million, (ii) a Senior Secured Term Loan Facility (the "Tranche B Term Loan Facility" and, together with the Tranche A Term Loan Facility, the "Term Loan Facility")) providing for term loans in an aggregate principal amount of $375 million and (iii) a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $250 million (of which not more than $30 million may be represented by letters of credit).

     Except as set forth below, the full amount of the Tranche B Term Loan Facility was drawn in a single drawing at the closing of the Recapitalization and amounts repaid and prepaid under any Term Loan Facility may not be reborrowed. Loans under the Tranche A Term Loan Facility are available at any time prior to October 1999. Loans and letters of credit under the Revolving Credit Facility are available at any time prior to October 30, 2004. In connection with the Revolving Credit Facility, the Company may make short-term borrowings of up to $20 million of swing-line loans. Any such swing-line loans will reduce the amount available under the Revolving Credit Facility on a dollar-for-dollar basis.

     Loans made under the Tranche A Term Loan Facility will amortize semi-annually and mature on October 30, 2004. The Tranche B Term Loan Facility amortizes semi-annually and matures on April 30, 2006. The Company is required to make mandatory prepayments of term loans, and commitments will be mandatorily reduced, in amounts, at specified times and subject to certain exceptions, (a) in respect of 75% of consolidated excess cash flow of the Company and its subsidiaries (after giving effect to debt service on the Credit Facilities),
(b) in respect of 100% of the net proceeds of (i) certain dispositions by the Company or any of its subsidiaries of assets or the stock of subsidiaries (other than asset sales effected pursuant to certain lease financings and the Receivables Facility) or (ii) the incurrence of certain indebtedness by the Company or its subsidiaries and (c) in respect of 50% of the net proceeds of certain sales of the Company's equity securities.

     Amounts outstanding under the Credit Facilities are unconditionally and irrevocably guaranteed by the Company and certain of its subsidiaries. In addition, the Credit Facilities are secured by first priority security interests in substantially all of the tangible and intangible assets of the Company and its subsidiaries (excluding receivables related to the Receivables Facility), including all the capital stock of, or other equity interests in, the Company's domestic subsidiaries and its existing or subsequently acquired or organized direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each foreign subsidiary of the Company.

     At the Company's option, the interests rates applicable to the Credit Facilities are either based on Chase's alternate base rate plus a margin ranging from 0.50% to 1.50% or the eurodollar rate plus a margin ranging from 1.50% to 2.50%. The alternate base rate is the higher of Chase's Prime Rate and the federal funds effective rate plus 0.50%.

     The Company pays a per annum fee equal to the applicable margin with respect to the eurodollar rate then in effect under the Revolving Credit Facility multiplied by the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility and a per annum fee ranging from 0.25% to 0.50% multiplied by the undrawn portion of the commitments under the Tranche A Term Loan Facility and the Revolving Credit Facility.

     The Credit Facilities contain various operating covenants which, among other things, impose certain limitations on the Company's ability to redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. The Credit Facilities also restrict the payment of dividends on, or other distributions with respect to, the capital stock of the Company, other than (i) dividends or distributions payable

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solely in Common Stock and (ii) subject to certain dollar limitations, payable to employee benefit plans or to officers and employees in connection with stock option and similar employee benefit plans. In addition, the Credit Facilities require the Company to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures.

     The Company's Credit Facilities permit acquisitions in an amount up to the amount of new equity raised by the Company. The Company has obtained a modification to its Credit Facilities that increases the amount of permitted acquisitions to also include the amount of new subordinated financing raised by the Company, subject to a maximum increase of $290 million. Therefore, the Company's Credit Facilities would permit the Company to complete up to $409 million of acquisitions for cash, assuming the gross proceeds of the Offerings total $119 million and at least $290 million of subordinated financing is obtained. Such modification also provides for a bridge loan of up to $25 million under the Revolving Credit Facility to fund acquisitions, borrowings under which would mature on June 30, 1999 and be payable out of the proceeds of new equity or new subdinated financing raised by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Business Strategy--Pursue Selected Acquisition Opportunities."

RECEIVABLES FACILITY

     The following is a summary of the material terms of the Receivables Facility and is qualified in its entirety by reference to the Receivables Sale Agreement and the Pooling Agreement (each as defined below).

  General

     The Company established AAM Receivables as a wholly-owned, special purpose, bankruptcy-remote subsidiary that purchases all receivables (the "Receivables") generated by AAM, Inc. (the "Seller") pursuant to a receivables sale agreement (the "Receivables Sale Agreement"). The Receivables Sale Agreement contains customary terms for similar transactions, including representations and warranties of the Seller as to the Receivables and certain corporate matters, affirmative and negative covenants and purchase termination events, and is limited recourse to the Seller for breach of representations, warranties and covenants.

     AAM Receivables also entered into a pooling agreement (the "Pooling Agreement") with Chase as trustee (the "Trustee") pursuant to which AAM Receivables transferred to a trust (the "Trust") all the Receivables, and Chase, as a purchaser (in such capacity, the "Purchaser") provided financing to AAM Receivables (which in turn used such financing to pay a portion of the purchase price of the Receivables purchased from the Seller) through the purchase of an undivided percentage ownership interest in the Trust ("Transferred Interests"). The Receivables Facility is supported by a commitment of the Purchaser, subject to the terms and conditions of the Pooling Agreement, to purchase Transferred Interests through the Trust on a revolving basis in an amount not to exceed
$125 million. The availability of the Receivables Facility is subject to the Trust holding Receivables meeting certain eligibility requirements equal to the amount of the outstanding Transferred Interests and required reserves. At December 31, 1998, approximately $66 million was available under the Receivables Facility, of which $63 million was utilized. The sale of Receivables to AAM Receivables, the transfer of Receivables to the Trust and the sale of Transferred Interests are without recourse to AAM, Inc., except for claims arising from a breach of representations and warranties or covenants.

     The Trust, on behalf of the Purchaser, has a first priority perfected security interest in the Receivables, the rights of AAM Receivables under the Receivables Sales Agreement and cash collections and other proceeds received in respect of the Receivables.

     The Receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a vendor to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the vendor. Accordingly, the Receivables Facility has been accounted for as a secured borrowing and is consolidated.

     Pursuant to a servicing agreement entered into by AAM, Inc., AAM Receivables and the Trust, AAM, Inc. agreed to service the Receivables for the Trust; provided, that, upon the occurrence of certain events, the servicing agreement may be terminated by the Trustee.

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
  Interest

     The Receivables Facility bears interest determined, at the Company's option, at rates based on Chase's alternate base rate or LIBOR, plus, in each case, an applicable margin, which is subject to increase on January 31, 1999.

  Fees

     AAM Receivables pays certain fees with respect to the Receivables Facility, including a commitment fee (the "Commitment Fee") to the Purchaser in an amount equal to the excess of the average aggregate purchase commitment for any monthly period over the average aggregate Transferred Interests for such period and a monthly program fee. The Commitment Fee is subject to specified increases on January 31, 1999.

  Facility Reductions

     The Receivables Facility is supported by a commitment of the Purchaser, subject to the terms and conditions of the Pooling Agreement, providing for the purchase of Receivables through October 2003 to purchase Transferred Interests on a revolving basis. After such time, all collections in respect of Receivables purchased by AAM Receivables from the Seller will be used to reduce the Transferred Interests of the Purchaser in the Receivables. Additionally, at any time, AAM Receivables at its option may reduce the purchase commitment upon notice to the Purchaser or terminate the purchases of Transferred Interests by the Purchaser.

  Early Termination Events

     The Pooling Agreement contains certain early amortization events which would cause the termination of, or permit the Purchaser to terminate, the revolving period and effectively reduce the amount of financing available under the Receivables Facility to zero. Early amortization events include nonpayment of amounts when due, violation of covenants, inaccuracy of representations and warranties in any material respect, failure to comply with specified Receivables performance tests, purchase termination events under the Receivables Sale Agreement, bankruptcy, material judgments, imposition of PBGC liens or material tax liens, and actual or asserted invalidity of the Purchaser's ownership interest in the Receivables. Purchase termination events under the Receivables Sales Agreement relating to the Seller include nonpayment of amounts when due, violation of covenants, inaccuracy of representations and warranties in any material respect, bankruptcy, ERISA events, imposition of PBGC liens or material environmental or tax liens, and certain cross-defaults to the Credit Facilities.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of the Offerings, the Company will have outstanding 39,456,107 shares of Common Stock (40,506,107 shares if the Underwriters' over-allotment options are exercised in full). In addition, the Company will have reserved an additional 18,128,060 shares of Common Stock for issuance pursuant to the Company's option and incentive plans. Of such outstanding shares, the shares sold in connection with the Offerings will be freely tradeable in the United States without restriction under the Securities Act, except that shares purchased by an "affiliate" of the Company, within the meaning of the rules and regulations adopted under the Securities Act, may be subject to resale restrictions. The remaining outstanding shares and any of the shares issued pursuant to the Company's option and incentive plans are "restricted securities," as that term is defined under such rules and regulations, and may not be sold unless they are registered under the Securities Act or they are sold in accordance with Rule 144 under the Securities Act or some other exemption from such registration requirement. In addition, certain of those remaining outstanding shares are subject to restrictions on transfer under various agreements. As those restrictions under the Securities Act and those agreements lapse, such shares may be sold to the public pursuant to Rule 144. The Company intends to register under the Securities Act the shares issued or issuable under the Company's option and incentive plans. In addition, pursuant to, and in accordance with the terms and conditions of, the Stockholders' Agreement, Blackstone, Jupiter and Messrs. Dauch and Harris can require the Company to effect a registration of their shares of Common Stock. Generally, Blackstone has the right to request five such demand registrations, and
(i) Mr. Dauch and his affiliates and (ii) Jupiter, Mr. Harris and their affiliates, can request one demand registration each, so long as the requesting stockholder(s) own(s) at least 40% of the Company's Common Stock held by it at the time of the closing of the

Recapitalization, and all of such parties and Messrs. Alexander and Witosky have certain "piggyback" registration rights. See "Management," "Ownership of Common Stock" and "Certain Transactions--Stockholders' Agreement and Recapitalization."

     In general, under Rule 144, beginning 90 days after the date of this Prospectus, subject to certain conditions with respect to the manner of sale, the availability of current public information concerning the Company and other matters, each of the existing stockholders who has beneficially owned shares of Common Stock for at least one year will be entitled to sell within any three month period that number of such shares which does not exceed the greater of 1% of the total number of the then outstanding shares of Common Stock or the average weekly trading volume of shares of Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission and the New York Stock Exchange. Moreover, each of the existing stockholders who is not deemed to be an affiliate of the Company at the time of the proposed sale, who is not deemed to be such an affiliate during the three months preceding the time of the proposed sale and who has beneficially owned his shares of Common Stock for at least two years will be entitled to sell such shares under Rule 144 without regard to such volume limitations or notice requirements.

     The Company and certain of its executive officers and directors and substantially all of its existing stockholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not dispose of any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, except in the case of the Company, for shares of Common Stock offered in the Offerings, shares issued and options granted pursuant to the Company's stock option plans and shares issued and options, warrants and rights granted in connection with acquisitions by the Company so long as the recipients of such shares, options, warrants or rights in such acquisitions are subject to such lock-up provisions until the expiration of such 180-day period.

     Prior to the Offerings, there has been no public market for the Common Stock, and no assurance can be given that such a market will develop or, if it develops, will be sustained after the Offerings or that the purchasers of the Common Stock will be able to resell such Common Stock at a price higher than or equal to the initial public offering price or otherwise. If such a market develops, no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sale, to the public will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of its equity securities or to consummate acquisitions using its equity securities as consideration. The Company cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of Common Stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of Common Stock that is (i) an individual who is a citizen of the United States or is treated as a resident of the United States for United States federal income or estate tax purposes as applicable,
(ii) an entity treated as a corporation or partnership for United States federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source and (iv) a trust which is subject to the supervision of a court within the United States and the control of a United Stated person as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under such effectively connected income exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Until December 31, 1999, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 1999, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes.

     An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under United States Treasury Regulations, however, a Non-U.S. Holder will be subject to back-up withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Common Stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") among the Company and the U.S. Underwriters, and concurrently with the sale of 1,400,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                                               NUMBER
             U.S. UNDERWRITER                                                                 OF SHARES
-------------------------------------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................................................   1,037,500
Credit Suisse First Boston Corporation.....................................................   1,037,500
Donaldson, Lufkin & Jenrette Securities Corporation........................................   1,037,500
Morgan Stanley & Co. Incorporated..........................................................   1,037,500
PaineWebber Incorporated...................................................................     450,000
Bear, Stearns & Co. Inc....................................................................     100,000
ING Baring Furman Selz LLC.................................................................     100,000
J.P. Morgan Securities Inc.................................................................     100,000
Schroder & Co. Inc.........................................................................     100,000
Robert W. Baird & Co. Incorporated.........................................................     100,000
Gabelli & Company, Inc.....................................................................     100,000
McDonald Investments Inc., a KeyCorp Company...............................................     100,000
Raymond James & Associates, Inc............................................................     100,000
Roney Capital Markets, A Division of
  First Chicago Capital Markets, Inc.......................................................     100,000
Wasserstein Perella Securities, Inc........................................................     100,000
                                                                                              ---------
             Total.........................................................................   5,600,000
                                                                                              ---------
                                                                                              ---------

     The Company has also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (collectively, the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International, Morgan Stanley & Co. International Limited and PaineWebber Incorporated are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 5,600,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of 1,400,000 shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.70 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 840,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 210,000 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company, its executive officers and directors and substantially all of its existing stockholders have agreed, subject to certain exceptions, not to
(i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. The foregoing restrictions on the Company shall not apply to shares issued and options and awards granted under the Company's stock option plans or shares issued or options, warrants or rights granted in connection with acquisitions by the Company so long as the recipient thereof in such acquisition is subject to similar restrictions until the expiration of such 180-day period. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price was determined through negotiations between the Company and the U.S. Representatives and the Lead Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were price-earning ratios of publicly-traded companies that the U.S. Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and the timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment opinion described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     At the request of the Company, the U.S. Underwriters have reserved for sale, at the initial public offering price, approximately 800,000 shares of Common Stock that will be offered by this Prospectus for certain employees, customers and suppliers of the Company and certain other persons with whom the Company has existing relationships who have expressed an interest in purchasing such shares. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

     Merrill Lynch and Donaldson, Lufkin & Jenrette Securities Corporation acted as financial advisors to the Company and Blackstone, respectively, in connection with the Recapitalization for which they received customary fees from the Company. In addition, Credit Suisse First Boston Corporation and certain affiliates of Merrill Lynch are lenders under the Credit Facilities. Credit Suisse First Boston Corporation and an affiliate of Merrill Lynch, as lenders under the Revolving Credit Facility, are expected to receive a portion of the proceeds from the Offerings, which, in the aggregate, is expected to be less than 10% of the aggregate net proceeds of the Offerings. See "Use of Proceeds." Credit Suisse First Boston Corporation has been engaged by the Company to act as placement agent in connection with its proposed sale/leaseback transaction for which Credit Suisse First Boston Corporation would receive customary fees.

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed on for the Company by Simpson Thacher & Bartlett, New York, New York. Certain legal matters will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     The Company has engaged Deloitte & Touche LLP as its independent auditors for the year ending December 31, 1998 to replace the firm of Ernst & Young LLP, who were dismissed as auditors of the Company effective October 21, 1998. The decision to change auditors was approved by the Company's Board of Directors.

     The reports of Ernst & Young LLP on the consolidated financial statements of the Company for the years ended December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

     In connection with the audits of the Company's consolidated financial statements for each of the two years in the period ended December 31, 1997, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the registration of the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements certified by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:
  Report of Independent Auditors...........................................................................    F-2
  Consolidated Balance Sheets at December 31, 1997 and 1996................................................    F-3
  Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995...................    F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995...............    F-5
  Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997, 1996
     and 1995..............................................................................................    F-6
  Notes to Consolidated Financial Statements...............................................................    F-7

Unaudited Interim Financial Statements:
  Condensed Consolidated Balance Sheets at September 30, 1998 and December 31, 1997........................   F-22
  Condensed Consolidated Statements of Operations for the nine months ended September 30, 1998
     and 1997..............................................................................................   F-23
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1998
     and 1997..............................................................................................   F-24
  Notes to Unaudited Condensed Consolidated Financial Statements...........................................   F-25

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Axle & Manufacturing of Michigan, Inc.

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing of Michigan, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. Our audit also included the financial statement schedule listed in Item
16. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Axle & Manufacturing of Michigan, Inc. and subsidiaries at
December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                          /s/ Ernst & Young LLP

Detroit, Michigan
May 15, 1998, except as to the Note 16, as to which the date is January 22, 1999.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                                DECEMBER 31,
                                                                                           ----------------------
                                                                                              1997         1996
                                                                                           ----------    --------
                                                                                               (IN THOUSANDS)
                                         ASSETS
Current assets:
  Cash and cash equivalents.............................................................   $   17,285    $126,034
  Accounts receivable...................................................................      166,459      91,137
  Inventories...........................................................................       96,636     107,439
  Prepaid expenses and other............................................................        3,184       3,819
  Deferred income taxes.................................................................        5,608      12,309
                                                                                           ----------    --------
Total current assets....................................................................      289,172     340,738
Property, plant and equipment...........................................................      768,883     491,875
Less accumulated depreciation...........................................................      119,103      72,479
                                                                                           ----------    --------
Property, plant and equipment, net......................................................      649,780     419,396
Deferred income taxes...................................................................       53,959       7,301
Other assets and deferred charges.......................................................       24,742       3,787
                                                                                           ----------    --------
Total assets............................................................................   $1,017,653    $771,222
                                                                                           ----------    --------
                                                                                           ----------    --------
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................................................   $  227,826    $127,968
  Accrued compensation and benefits.....................................................      135,513      99,315
  Other accrued expenses................................................................       22,659      10,184
                                                                                           ----------    --------
Total current liabilities...............................................................      385,998     237,467
Long-term debt..........................................................................      507,043       2,368
Long-term liabilities...................................................................       87,381      81,219
                                                                                           ----------    --------
Total liabilities.......................................................................      980,422     321,054
Preferred stock, par value $.01 a share, shares authorized and
  issued--13,334 in 1996................................................................           --     200,000
Shareholders' equity:
  Common stock, par value $.01 a share; shares
     authorized--100,000 in 1997 and 36,134 in 1996;
     shares issued--8,209 in 1997 and 21,053 in 1996....................................            1           1
  Paid-in capital.......................................................................       92,225      90,205
  Retained (deficit) earnings...........................................................      (54,995)    159,962
                                                                                           ----------    --------
Total shareholders' equity..............................................................       37,231     250,168
                                                                                           ----------    --------
Total liabilities and shareholders' equity..............................................   $1,017,653    $771,222
                                                                                           ----------    --------
                                                                                           ----------    --------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------
                                                                              1997          1996          1995
                                                                           ----------    ----------    ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales...............................................................   $2,147,451    $2,022,272    $1,968,076

Cost of goods sold......................................................    1,927,364     1,845,722     1,788,588
                                                                           ----------    ----------    ----------

Gross profit............................................................      220,087       176,550       179,488

Selling, general and administrative expenses............................      103,954        83,072        70,603
                                                                           ----------    ----------    ----------

Operating income........................................................      116,133        93,478       108,885

Recapitalization expenses...............................................      (15,929)           --            --

Net interest (expense) income...........................................       (1,846)        9,412         9,086

Other (expense) income..................................................       (4,161)       (4,566)           --
                                                                           ----------    ----------    ----------

Income before income taxes..............................................       94,197        98,324       117,971

Income taxes............................................................       38,933        36,600        47,400
                                                                           ----------    ----------    ----------

Net income..............................................................       55,264        61,724        70,571

Preferred dividends.....................................................      (29,915)      (13,642)           --

Excess of the carrying amount over the fair value
  of the consideration transferred to the holders of
  Class A Preferred Stock...............................................       29,814            --            --
                                                                           ----------    ----------    ----------

Net income available for common shareholders............................   $   55,163    $   48,082    $   70,571
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Basic earnings per share................................................   $      .74    $      .58    $      .85
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Diluted earnings per share..............................................   $      .43    $      .43    $      .50
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
                                                                                        (IN THOUSANDS)
Operating activities
  Net income...............................................................   $  55,264    $  61,724    $  70,571
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization.......................................      50,177       36,076       25,242
       Deferred income taxes...............................................      (9,651)      (7,549)      (6,557)
       Stock option compensation expense...................................       6,870           --           --
       Pensions and other postretirement benefits..........................      30,701       22,050       20,751
       Loss on disposal of equipment.......................................       4,161        4,566           --
       Changes in operating assets and liabilities:
          Accounts receivable..............................................     (75,322)       2,529      (21,863)
          Inventories......................................................      10,803        2,255       (5,070)
          Accounts payable and accrued expenses............................     141,521      (68,963)     106,800
          Long-term liabilities............................................      (9,916)       6,049       17,367
          Income taxes payable.............................................          --           --      (10,344)
          Other assets and deferred charges................................      (3,778)       6,950          (11)
                                                                              ---------    ---------    ---------
Net cash provided by operating activities..................................     200,830       65,687      196,886

Investing activities
  Purchases of property and equipment, net.................................    (282,625)    (162,317)    (147,077)
  Proceeds from sale-leaseback of equipment................................          --       31,085           --
                                                                              ---------    ---------    ---------
Net cash used in investing activities......................................    (282,625)    (131,232)    (147,077)

Financing activities
  Borrowings under Revolving Credit and Receivables facilities, net........     130,000           --           --
  Proceeds from issuance of long-term debt.................................     375,000        2,420           --
  Payments on long-term debt...............................................        (325)      (1,052)     (10,192)
  Debt issuance costs......................................................     (18,567)          --           --
  Payment of dividends.....................................................     (34,538)     (17,434)          --
  Recapitalization payments................................................    (478,928)          --           --
  Proceeds from issuance of common stock...................................         404           --           --
  Payments from shareholder of preferred stock.............................          --       37,306       10,400
  Redemption of Class B preferred shares...................................          --           --         (500)
                                                                              ---------    ---------    ---------
Net cash (used in) provided by financing activities........................     (26,954)      21,240         (292)
                                                                              ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents.......................    (108,749)     (44,305)      49,517
Cash and cash equivalents at beginning of year.............................     126,034      170,339      120,822
                                                                              ---------    ---------    ---------

Cash and cash equivalents at end of year...................................   $  17,285    $ 126,034    $ 170,339
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                        RECEIVABLE
                                                                                                           FROM
                                                                              ADDITIONAL    RETAINED    SHAREHOLDER
                                                                    COMMON     PAID-IN      EARNINGS    OF PREFERRED
                                                                    STOCK      CAPITAL      (DEFICIT)     STOCK
                                                                    ------    ----------    --------    ------------
                                                                                     (IN THOUSANDS)
Balance at January 1, 1995.......................................     $1       $ 94,999     $ 45,101      $(52,000)
Net income.......................................................                             70,571
Payment received from shareholder of preferred stock.............                                           10,400
Redemption of 50 Class B preferred shares........................                  (500)
                                                                      --       --------     --------      --------
Balance at December 31, 1995.....................................      1         94,499      115,672       (41,600)
Net income.......................................................                             61,724
Cash dividends:
  Preferred stock--$1,023 per share..............................                            (13,642)
  Common stock--$180 per share...................................                             (3,792)
Payment received from shareholder of preferred stock.............                                           37,306
Discount for prepayment of receivable from shareholder of
  preferred stock................................................                (4,294)                     4,294
                                                                      --       --------     --------      --------
Balance at December 31, 1996.....................................      1         90,205      159,962             0
Net income.......................................................                             55,264
Cash dividends:
  Preferred stock--$2,243 per share..............................                            (29,915)
  Common stock--$220 per share...................................                             (4,623)
Recapitalization of common stock.................................               (12,867)    (203,450)
Recapitalization of preferred stock..............................                             29,814
Recapitalization tax payment to Jupiter Capital Corporation......                            (74,200)
Recapitalization costs paid to or on behalf of shareholders......                            (18,225)
Recapitalization deferred taxes..................................                             30,378
Issuance of common stock.........................................                   404
Stock option grants..............................................                14,483
                                                                      --       --------     --------      --------
Balance at December 31, 1997.....................................     $1       $ 92,225     $(54,995)     $      0
                                                                      --       --------     --------      --------
                                                                      --       --------     --------      --------

          See accompanying notes to consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     American Axle & Manufacturing of Michigan, Inc. ("AAMM") and its subsidiaries (the "Company"), is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks, sport utility vehicles, pickups and vans. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. AAM's driveline systems include axles, propeller shafts, chassis components and forged products. The Company's manufacturing facilities consist of gear and axle plants located in Detroit, Michigan and Buffalo, New York; forge plants located in Detroit, Michigan and Tonawanda, New York; a propeller shaft plant located in Three Rivers, Michigan; and a technical center in Rochester Hills, Michigan. AAMM is a predecessor company to American Axle & Manufacturing Holdings, Inc. (the "Registrant"). The Registrant has not commenced operations and has no assets or liabilities.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company. All intercompany transactions, balances and profits are eliminated upon consolidation.

  Cash and Cash Equivalents

     Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of ninety days or less at time of purchase. At December 31, 1996, cash and cash equivalents included cash balances held in repurchase agreements collateralized by U.S. Government securities with a maturity of thirty days or less when purchased.

  Revenue Recognition

     The Company recognizes revenue when goods are shipped to the customer.

  Research and Development Costs

     The Company expenses research and development costs as incurred. Research and development costs were $27.8 million, $23.4 million and $29.0 million for 1997, 1996 and 1995, respectively.

  Inventories

     The components of inventory are as follows:

                                                                             DECEMBER 31,
                                                                          -------------------
                                                                           1997        1996
                                                                          -------    --------
                                                                            (IN THOUSANDS)
Raw materials and work-in-process......................................   $68,323    $ 80,829
Finished goods.........................................................    25,587      22,305
                                                                          -------    --------
Gross inventories at average cost......................................    93,910     103,134
Excess of average cost over LIFO cost..................................     7,650       6,200
                                                                          -------    --------
Net inventories at LIFO................................................    86,260      96,934
Supplies and repair parts..............................................    10,376      10,505
                                                                          -------    --------
                                                                          $96,636    $107,439
                                                                          -------    --------
                                                                          -------    --------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Inventories are carried at lower of cost or market determined on the last-in, first-out (LIFO) method. Supplies and repair parts inventory consists of materials consumed in the manufacturing process but not incorporated into the finished products and repair parts used to service machinery and equipment.

  Property, Plant and Equipment

     Property, plant and equipment consists of the following:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------    --------
                                                                            (IN THOUSANDS)
Land and land improvements............................................   $ 15,757    $ 11,899
Buildings and building improvements...................................     40,426      32,506
Machinery and equipment...............................................    506,927     358,551
Construction in progress..............................................    205,773      88,919
                                                                         --------    --------
                                                                         $768,883    $491,875
                                                                         --------    --------
                                                                         --------    --------

     Property, plant and equipment are stated at cost. Construction in progress includes costs incurred for machinery and equipment and building improvements in process. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Depreciation expense totaled
$48 million, $35 million and $22 million in 1997, 1996 and 1995, respectively.

     The estimated lives of property, plant and equipment are as follows:

Land improvements                                                                    15 years
Buildings and building improvements                                                  40 years
Machinery and equipment                            5 to 15 years (5 to 10 years prior to 1997)

     Effective January 1, 1997, the Company extended the estimated useful lives of certain machinery and equipment to better allocate the cost of the assets over their estimated useful lives. This change in estimated useful lives increased operating income by approximately $6.4 million in 1997. The Company analyzed the useful lives of machinery and equipment in conjunction with the Agreements discussed in Note 12 together with alternative uses for this equipment and determined that machinery and equipment lives could be extended to 15 years in certain circumstances.

     Included in 1997 purchases of machinery and equipment was $9.6 million of equipment acquired from an affiliate of Jupiter Capital Corporation (AAM's parent prior to the recapitalization discussed in Note 2; "Jupiter") in an arms-length transaction.

  Other Assets and Deferred Charges

     Intangible assets consisting of patents, other identified rights, and deferred charges are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 8 1/2 years.

  Valuation of Long Lived Assets

     The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. Based upon management's assessment of the future undiscounted operating cash flows related to these assets, the carrying values have not been impaired at December 31, 1997.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Effect of Accounting Pronouncements

     In 1997, the Financial Accounting Standards Board issued Statement
No. 130, Reporting Comprehensive Income. This Statement is effective for fiscal years beginning after December 15, 1997 and establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Beginning in 1998, the Company will provide the information relating to comprehensive income to conform to the requirements. For the year ended December 31, 1997, comprehensive income would have been equal to net income.

     In 1997, the Financial Accounting Standards Board issued Statement
No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement is effective for fiscal years beginning after December 15, 1997 and significantly changes the basis on which public business enterprises report information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Beginning in 1998, the Company will provide the information relating to Statement No. 131 to conform to the requirements. As of December 31, 1997, segment information was presented in accordance with Financial Accounting Standards Board Statement No. 14.

  Accounting for Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion Number 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options. Accordingly, compensation cost is measured on the excess, if any, of the market price of the company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions for Statement of Financial Accounting Standards Number 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which requires the company to record compensation for stock-based compensation at fair value.

  Derivatives

     Gains and losses on hedges of assets and liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in income. The interest rate differential relating to interest rate swaps and collars used to hedge debt obligations is reflected as an adjustment to interest expense over the lives of the swaps. Cash flows from derivatives are classified in the same category as the cash flows from the related activity. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. See Note 5.

  Earnings Per Share

     In 1997, the Company adopted the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is effective for periods ending after December 15, 1997. The statement replaced the calculation of primary and fully diluted earnings per share computed in accordance with Opinion No. 15 with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share. See Note 15.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosures in the financial statements. Actual results could differ from those estimates.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Reclassifications

     Certain 1995 and 1996 amounts have been reclassified to conform with 1997 presentation.

2. RECAPITALIZATION

     On October 29, 1997, the Company completed a comprehensive recapitalization (the "Recapitalization"). Prior to the Recapitalization, AAMM was a wholly-owned subsidiary of American Axle & Manufacturing, Inc. ("AAM"). Pursuant to the Recapitalization, AAMM acquired a 100% ownership interest in AAM by exchanging shares of its own stock, on a one-for-one basis, with the shareholders of AAM. The exchange of shares has been accounted for in a manner similar to a pooling of interests since both AAMM and AAM were under common control. Following the exchange of shares, AAMM repurchased 50,760,906 shares or 61% of its common stock outstanding for $216.3 million. Following the Recapitalization, the original shareholders of AAM owned 17.8% of outstanding common stock. As part of the Recapitalization, AAMM repurchased all outstanding Preferred Stock for $170.2 million. As part of the Recapitalization, AAMM made a $74.2 million payment to Jupiter related to certain tax payments.

     Recapitalization expenses of $15.9 million consisted primarily of fees for professional services. In addition, other Recapitalization costs of $18.2 million were paid either to shareholders or to third parties on the shareholders' behalf and have been charged directly to retained earnings.

     At December 31, 1997, the Company had a $7.2 million receivable from a shareholder arising from a tax-related post-closing adjustment associated with the Recapitalization. This was repaid in 1998.

3. LONG-TERM DEBT AND CREDIT FACILITIES

     Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                             1997       1996
                                                                           --------    ------
                                                                             (IN THOUSANDS)
Credit Facilities:
  Revolver..............................................................   $ 55,000    $    0
  Tranche A Term Loan...................................................          0         0
  Tranche B Term Loan...................................................    375,000         0
                                                                           --------    ------
     Total Credit Facilities............................................    430,000         0
Receivables Facility....................................................     75,000         0
Other...................................................................      2,043     2,368
                                                                           --------    ------
                                                                           $507,043    $2,368
                                                                           --------    ------
                                                                           --------    ------

     At December 31, 1997, the Revolver and Receivables Facility are supported by long-term Credit Facilities.

  Credit Facilities

     The Company's Senior Secured Bank Credit Facilities ("Credit Facilities") consist of a (i) $250 million Revolving Credit Facility, due October 2004 ("Revolver"), (ii) $125 million delayed draw Term Loan Facility ("Tranche A Term Loan") due in semi-annual installments of varying amounts through October 2004 and (iii) $375 million Term Loan Facility ("Tranche B Term Loan") due in semi-annual installments of varying amounts through April 2006. The Tranche A Term Loan can be drawn until October 1999.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

3. LONG-TERM DEBT AND CREDIT FACILITIES--(CONTINUED)

     Amounts outstanding under the Credit Facilities are secured by the capital stock of the Company's significant subsidiaries and all the assets except for those securing the Receivables Facility and permitted equipment and lease financings. Borrowings under the Credit Facilities bear interest at rates based on The Chase Manhattan Bank ("Chase") alternate base rate or LIBOR, plus, in each case, an applicable margin. At December 31, 1997, $375 million of borrowings were outstanding and $125 million was available under the Term Loan Facility and $55 million was outstanding and $195 million was available for future borrowings under the Revolver.

     The Credit Facilities contain various operating covenants which, among other things, impose certain limitations on the Company's ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. Under the Credit Facilities, the company is required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Borrowings under the Credit Facilities may be prepaid by the Company at any time at the option of the Company, without penalty, other than breakage costs. Loans made under the Credit Facilities are subject to mandatory prepayments under certain conditions. Additionally, the Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million.

     At December 31, 1997, the weighted average rate of interest on the balances outstanding under the Credit Facilities was 8.2%.

  Receivables Facility

     In connection with the Recapitalization, AAM (the "Seller") established a receivables financing facility (the "Receivables Facility") through AAM Receivables Corp. ("AAM Receivables"), a wholly-owned, bankruptcy-remote subsidiary of the Company. Pursuant to the Receivables Facility, the Seller agreed to sell certain customer trade receivables created from time to time to AAM Receivables which, in turn, transferred all of such receivables to a trust, which issued a variable funding certificate (the "VFC") representing an undivided interest in the receivables pool to Chase. Under the VFC, Chase provided a revolving financing commitment, subject to the terms and conditions of the Receivables Facility, of up to $125 million through October 2003. These receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a supplier to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the supplier. Accordingly, the Receivables Facility has been accounted for as a secured borrowing.

     Availability of financing under the VFC depends on the amount of receivables generated by the Seller from its sales, the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 1997, approximately $99 million was available under the VFC, of which $75 million was utilized.

     The Receivables Facility bears interest, at the Company's option, at rates based on Chase's alternate base rate or LIBOR plus, in each case, an applicable margin. The margins for borrowings under the Receivables Facility increase in September 1998 to be the same as the margins for the Revolver and the Tranche A Term Loan. The weighted average rate of interest on the balances outstanding under the Receivables Facility at December 31, 1997 was 7.3%.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

3. LONG-TERM DEBT AND CREDIT FACILITIES--(CONTINUED)

  General

     The Company made cash payments of interest of $1,723,000, $14,000 and $1,566,000 in 1997, 1996 and 1995, respectively.

  Aggregate Debt Maturities

     Aggregate debt maturities at December 31, 1997, are as follows:

                                                              (IN THOUSANDS)
1998.......................................................      $      0
1999.......................................................           368
2000.......................................................         1,380
2001.......................................................         1,380
2002.......................................................         1,380
Thereafter.................................................       502,773
                                                                 --------
Total obligations..........................................       507,281
Amounts representing interest..............................          (238)
                                                                 --------
Present value of long-term debt............................      $507,043
                                                                 --------
                                                                 --------

4. LEASE OBLIGATIONS

     The Company leases certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Total expense for all operating leases was $9,679,000, $4,440,000 and $180,000 for the years ended December 31, 1997, 1996 and 1995 respectively.

     Future minimum lease payments under noncancelable operating leases at December 31, 1997 are as follows:

                                                              (IN THOUSANDS)
1998.......................................................      $ 14,484
1999.......................................................        14,366
2000.......................................................        14,368
2001.......................................................        14,346
2002.......................................................        38,250
Thereafter.................................................         2,406
                                                                 --------
                                                                 $ 98,220
                                                                 --------
                                                                 --------

5. RISK MANAGEMENT

  Financial Instruments

     The Company uses interest-rate swaps and collars of up to 3 years in duration to manage its exposure to adverse movements in interest rates. The Company entered into a rate collar transaction in connection with $112.5 million of the Tranche B Term Loan to pay a floating rate of interest based on 3-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5% which terminates in December 2000. Additionally, the Company entered into an interest rate swap agreement with a notional amount of $77.4 million that converts the variable rate of a lease to a fixed rate of approximately 8%. The carrying value of these instruments approximates fair value at December 31, 1997 and 1996.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

5. RISK MANAGEMENT--(CONTINUED)

  Fair Values

     The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities. The fair values of long-term debt is approximately the same as the carrying values due to the frequent resetting of the interest rate.

  Concentrations of Credit Risk

     In the normal course of business, the Company provides credit to customers in the automotive industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $3.2 million and $2.6 million at December 31, 1997 and 1996, respectively. See Note 12.

     The Company invests the majority of its excess cash in money market accounts (or previously in repurchase agreements collaterized by U.S. Government securities) and, where appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the Company has diversified its selection of counter-parties.

6. EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides benefits that are based upon years of service and final average compensation. Benefits for hourly employees, which are all substantially covered by collective bargaining agreements, are based on stated amounts for each year of service. The Company's funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with the funding requirements of federal laws and regulations. The assets of the plan are primarily invested in fixed income and equity securities.

     The components of pension expense are as follows:

                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Service cost--benefits earned during the period........................   $15,324    $22,586    $19,516
Interest cost on projected benefit obligation..........................     5,807      5,046      2,730
Actual return on assets................................................   (10,965)    (4,815)    (2,783)
Net amortization and deferral..........................................     4,242      1,883        654
                                                                          -------    -------    -------
Total pension expense..................................................   $14,408    $24,700    $20,117
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Changes in assumptions for 1997 had an impact which reduced pension expense by approximately $10.9 million. These changes included an increase in the discount rate assumption and expected return on assets, and a decrease in expected benefit rate increases.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     The funded status for the Company's defined benefit pension plans at September 30, 1997 and 1996 reconciled to the net pension liability at December 31, 1997 and 1996, respectively, is shown below:

                                                                                       SEPTEMBER 30,
                                                                                     ------------------
                                                                                      1997       1996
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)
Actuarial present value of accumulated pension benefit obligation
  Vested..........................................................................   $40,459    $29,697
  Nonvested.......................................................................    35,552     26,448
                                                                                     -------    -------
                                                                                      76,011     56,145
  Value of future salary and benefit projections..................................     2,350     15,277
                                                                                     -------    -------
Total projected pension benefit obligation........................................    78,361     71,422
Less plan assets at fair value....................................................   (81,296)   (57,344)
                                                                                     -------    -------
Plan assets (in excess of)/less than projected benefit obligation.................    (2,935)    14,078
Unrecognized prior service cost...................................................    (5,612)      (824)
Unrecognized net gain/(loss)......................................................    22,825     (3,304)
                                                                                     -------    -------
Net pension liability at September 30.............................................    14,278      9,950
Fourth quarter contribution.......................................................    (2,000)    (8,285)
                                                                                     -------    -------
Net pension liability at December 31..............................................   $12,278    $ 1,665
                                                                                     -------    -------
                                                                                     -------    -------

     Assumptions used in determining the funded status of these plans as of September 30, 1997, 1996 and 1995 were:

                                                                                   1997    1996    1995
                                                                                   ----    ----    ----
Discount rate applied to benefit obligations....................................   7.5%    7.0%    7.0%
Annual rate of increase in compensation levels..................................   4.0%    4.0%    4.0%
Return on assets................................................................   9.0%    8.0%    8.0%

     The Company sponsors voluntary savings plans for eligible salaried and hourly employees. Participants may contribute up to 18% and 15% (limited to $9,500 per individual in 1997) of their annual compensation to the hourly and salaried plans, respectively, pursuant to section 401(k) of the Internal Revenue Code. The Company matches 25% of the first 6% of salaried employee contributions. Effective July 1, 1997 the Company matching contribution was increased to 50% of the first 6% of salaried contributions. Company matching contributions totaling $910,000, $547,000 and $472,000 were made for the years ended December 31, 1997, 1996 and 1995 respectively.

     In addition to pension plans, the Company maintains hourly and salaried benefit plans that provide postretirement medical, dental, vision and life insurance to domestic retirees and eligible dependents. The benefits are payable for life, although the Company retains the right to modify or terminate the plans providing these benefits. The salaried plan is contributory, with additional cost sharing features such as deductibles and co-payments. Pursuant to the Asset Purchase Agreement (see Note 12) the Company and General Motors agreed to share proportionally the cost of postretirement medical benefits based upon the length of service an employee had with each company. It is the Company's policy to fund these benefits as claims are incurred.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     Expense for postretirement benefits other than pensions is as follows:

                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Service cost--benefits earned during the period........................   $17,218    $19,764    $14,460
Interest cost..........................................................     4,103      3,559      1,982
Net amortization and deferral..........................................    (1,109)        27       (240)
                                                                          -------    -------    -------
Total postretirement benefits other than pension expense...............   $20,212    $23,350    $16,202
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     Changes in assumptions for 1997 had an impact which reduced the expense for postretirement benefits other than pensions by approximately $6.3 million. These changes included an increase in the discount rate assumption and a decrease in the health care cost trend rate.

     The funded status of the postretirement benefit plans at September 30, 1997 and 1996, reconciled to the net postretirement benefit liability at December 31, 1997 and 1996, respectively, is shown below:

                                                                                       SEPTEMBER 30,
                                                                                     ------------------
                                                                                      1997       1996
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)
Actuarial present value of accumulated postretirement benefit obligation:
  Retirees........................................................................   $   331    $     0
  Active employees fully eligible for benefits....................................    12,288     12,714
  Other active employees..........................................................    40,046     36,912
                                                                                     -------    -------
                                                                                      52,665     49,626
Unamortized amounts not yet recognized:
  Prior service cost..............................................................      (146)      (173)
  Net gain........................................................................    18,060        986
                                                                                     -------    -------
Accrued postretirement benefit liability at September 30..........................    70,579     50,439
  Fourth quarter benefit payments.................................................       (52)         0
                                                                                     -------    -------
Accrued postretirement benefit liability at December 31...........................   $70,527    $50,439
                                                                                     -------    -------
                                                                                     -------    -------

     Assumptions used in determining the accrued postretirement benefit liability at September 30, 1997, 1996 and 1995 were:

                                                                                   1997    1996    1995
                                                                                   ----    ----    -----
Discount rate...................................................................    7.5%    7.0%     7.0%
Annual rate of increase in the
  Per capita cost...............................................................   7.75     8.2      8.6
  Rate to decrease to...........................................................    5.0     5.5      5.5
  By the year ended.............................................................   2002    2002     2002

     An increase of 1% in assumed health care cost trend rates would increase the accrued postretirement benefit liability as of December 31, 1997 and 1996 by $8,177,000 and $9,303,000, respectively. Components of the net periodic cost would have increased by $5,369,000, $4,882,000 and $3,465,000 during the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company sponsors profit sharing plans covering substantially all of its employees. Distributions are determined based upon established formulas and are made annually. Profit sharing expense for the years ended December 31, 1997, 1996 and 1995 was $23,275,000, $16,900,000 and $20,100,000, respectively.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

7.  SHAREHOLDERS' EQUITY AND PREFERRED STOCK

     The authorized capital stock of the Company consists of Common and Preferred Stock. Authorized shares of Stock at December 31, 1997 were 100,000 shares of Common Stock and 100,000 shares of Preferred Stock. At December 31, 1996, AAM had authorized 36,134 shares of common stock and 13,334 shares of Class A Preferred Stock.

     In 1994, General Motors agreed to contribute an additional $52 million to fund capital improvements to increase the Company's productive capacity. The contribution was payable in sixty monthly installments of $867,000 beginning January, 1995. General Motors paid 14 installments of $867,000 and in March 1996 paid a final amount of $35.6 million, which represented the remaining balance discounted at 6%. The Company is not required to repay this contribution.

8.  REDEEMABLE PREFERRED STOCK

     On March 1, 1994, AAM issued 13,334 shares of preferred stock to General Motors (see Note 12). General Motors was entitled to receive dividends annually based on a cash flow formula, as defined, up to a maximum amount not to exceed $16 million. In addition to dividends based upon the cash flow formula, the Preferred Stock shareholder could receive an additional dividend based upon net income. In 1997, 1996 and 1995, $12 million, $17.9 million and $13.6 million, respectively, of dividends were earned. Both the 1997 and 1996 dividends were declared and paid in 1997, and the 1995 dividends were declared and paid in 1996.

     The Class A Preferred Stock was redeemable at any time and was subject to mandatory redemption requirements beginning March 31, 2001 and on March 31 of each year thereafter, based on AAM's cash flow of the preceding year, as defined. The Class A Preferred Stock was not convertible into Common Stock unless AAM tendered cash to redeem the Preferred Stock or notified the preferred shareholder of its intent to engage in a public offering. AAM had reserved 13,334 shares of Common Stock to be issued only for the conversion of the Class A Preferred Stock. As part of the Recapitalization, AAM redeemed and retired all outstanding shares of Class A Preferred Stock.

9.  STOCK OPTIONS

     In 1994, the Company granted an officer of the Company options to purchase 6,891,915 shares of the Company's common stock. In 1997, the Company canceled and replaced these options at substantially identical terms, except for a modification of the exercisability period. The options may be exercised at any time within a 10 year term at a nominal price per share. At December 31, 1997, none of the options were exercised. The Company recognized compensation expense of $6.8 million resulting from the modification of the exercisability period.

     On October 29, 1997, the Company granted several officers of the Company options to purchase 1,858,095 shares of the Company's common stock as replacement for an incentive compensation plan established in 1994. The options were immediately vested and exercisable at a weighted average exercise price of approximately $.16. At December 31, 1997, none of the options were exercised. Under APB No. 25, compensation expense resulting from stock options is measured and recorded when earned. Compensation expense relating to the incentive compensation plan established in 1994 was $2,293,000, $6,050,000 and $4,300,000 in 1997, 1996 and 1995, respectively.

     On October 29, 1997, the Company granted an officer of the Company options to purchase 327,435 shares of the Company's common stock. The options may be exercised at any time through November 20, 2000 at a price of $4.26 per share. At December 31, 1997, none of the options were exercised.

     In addition, on November 1, 1997, and as amended on November 15, 1997, the Company's shareholders established a stock option plan (the "Plan") for certain employees. There are 5,621,625 options authorized for grant under the Plan. The Plan allows participants to vest in options to purchase shares of the Company's

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

9.  STOCK OPTIONS--(CONTINUED)

common stock based upon duration of employment and/or operating performance. The exercise price of the options equals the underlying value of the common stock at time of grant and the options vest and become exercisable over a seven-year period. In 1997, 5,387,645 options were granted under the Plan at an exercise price of $4.26. No options were exercised as of December 31, 1997. Under APB
No. 25, no compensation cost has been recognized for the options granted under the Plans.

     Had the Company determined compensation cost based upon the fair value of the options at the grant date consistent with the method of SFAS No. 123, and using the Minimum Value method at an assumed interest rate of 6.13%, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                           1997         1996         1995
                                                          -------      -------      -------
                                                            (IN THOUSANDS, EXCEPT FOR PER
                                                                     SHARE DATA)
Net income as reported.................................   $55,264      $61,724      $70,571
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $55,138      $61,724      $70,571
                                                          -------      -------      -------
                                                          -------      -------      -------
Basic earnings per share as reported...................   $   .74      $   .58      $   .85
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $   .73      $   .58      $   .85
                                                          -------      -------      -------
                                                          -------      -------      -------
Diluted earnings per share as reported.................   $   .43      $   .43      $   .50
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $   .43      $   .43      $   .50
                                                          -------      -------      -------
                                                          -------      -------      -------

     Since the above pro forma disclosure of results is only required to consider grants awarded in 1995 and thereafter, the pro forma effects described above may not be representative of the effects on the reported results for future years.

     The following table summarizes the activity relating to the Company's stock options:

                                                                                  WEIGHTED-
                                                                    NUMBER OF      AVERAGE
                                                                      SHARES      EXERCISE PRICE
                                                                    ----------    --------------
Outstanding at January 1, 1995...................................    6,891,915        $  .01
  Options granted................................................           --            --
  Options exercised..............................................           --            --
  Options lapsed or canceled.....................................           --            --
                                                                    ----------        ------
Outstanding at December 31, 1995.................................    6,891,915        $  .01
  Options granted................................................           --            --
  Options exercised..............................................           --            --
  Options lapsed or canceled.....................................           --            --
                                                                    ----------        ------
Outstanding at December 31, 1996.................................    6,891,915        $  .01
  Options granted................................................   14,465,090          1.71
  Options exercised..............................................           --            --
  Options lapsed or canceled.....................................    6,891,915           .01
                                                                    ----------        ------
Outstanding at December 31, 1997.................................   14,465,090        $ 1.71
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1995.........................    6,891,915        $  .01
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1996.........................    6,891,915        $  .01
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1997.........................    9,077,445        $  .19
                                                                    ----------        ------
                                                                    ----------        ------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

10. NET INTEREST (EXPENSE) INCOME

     Net interest (expense) income consists of the following:

                                                                              YEARS ENDED DECEMBER 31
                                                                           -----------------------------
                                                                            1997       1996       1995
                                                                           -------    -------    -------
                                                                                  (IN THOUSANDS)
Interest income.........................................................   $ 7,110    $ 9,752    $10,652
Interest expense........................................................    (8,956)      (340)    (1,566)
                                                                           -------    -------    -------
                                                                           $(1,846)   $ 9,412    $ 9,086
                                                                           -------    -------    -------
                                                                           -------    -------    -------

11.  INCOME TAXES

     The following is a summary of the components of the provision for income taxes:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                           1997       1996       1995
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Current:
  Federal..............................................................   $43,439    $37,773    $46,985
  Michigan single business tax.........................................     4,051      5,638      5,935
  Other state and local................................................     1,094        738      1,037
                                                                          -------    -------    -------
                                                                           48,584     44,149     53,957
Deferred:
  Federal..............................................................    (8,108)    (8,247)    (2,340)
  Michigan single business tax.........................................    (1,132)       221     (3,243)
  Other state and local................................................      (411)       477       (974)
                                                                          -------    -------    -------
                                                                           (9,651)    (7,549)    (6,557)
                                                                          -------    -------    -------
                                                                          $38,933    $36,600    $47,400
                                                                          -------    -------    -------
                                                                          -------    -------    -------

     A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          ----------------------------
                                                                           1997       1996       1995
                                                                          ------     ------     ------
  Federal statutory...................................................      35.0%      35.0%      35.0%
  State and local.....................................................       2.9        4.1        3.8
  Other...............................................................       3.4       (1.9)       1.4
                                                                          ------     ------     ------
  Effective income tax rate...........................................      41.3%      37.2%      40.2%
                                                                          ------     ------     ------
                                                                          ------     ------     ------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

11.  INCOME TAXES--(CONTINUED)

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                                                         DEFERRED TAX
                                                            DEFERRED TAX ASSETS          LIABILITIES
                                                            --------------------    ----------------------
                                                            CURRENT    LONG-TERM    CURRENT     LONG-TERM
                                                            -------    ---------    --------    ----------
                                                                            (IN THOUSANDS)
December 31, 1997:
  Employee benefits......................................   $ 1,958     $24,312
  Inventory..............................................     3,460
  Depreciation and amortization..........................                13,241
  Net operating loss carryforwards.......................                13,539
  Other..................................................       190       2,867
                                                            -------     -------       ----       --------
                                                            $ 5,608     $53,959       $  0       $      0
                                                            -------     -------       ----       --------
                                                            -------     -------       ----       --------
December 31, 1996:
  Employee benefits......................................   $ 8,266     $41,507
  Inventory..............................................     1,173
  State and local taxes..................................     1,715
  Depreciation and amortization..........................                                        $ 36,640
  Other..................................................     1,155       2,434
                                                            -------     -------       ----       --------
                                                            $12,309     $43,941       $  0       $ 36,640
                                                            -------     -------       ----       --------
                                                            -------     -------       ----       --------

     As part of the Recapitalization, an election was made to treat the transaction as a sale of assets for tax purposes under Internal Revenue Code
Section 338(h)(10). As a result of this election, certain differences between book and tax bases of the Company's assets and liabilities were created which generated a deferred tax asset of $30,378,000. This amount was charged directly to retained earnings.

     Through October 29, 1997, AAM filed a consolidated federal income tax return with Jupiter Capital Corporation (AAM's parent prior to Recapitalization). Under the terms of a tax-sharing agreement, federal income taxes reflect the tax expense and the related liability which would have been applicable if a separate federal income tax return had been filed by the Company. Subsequent to the Recapitalization, the Company will file stand-alone consolidated tax returns. The Company's income tax expense would not have differed materially from that reported had the Company filed tax returns on a stand-alone basis.

     Income tax payments, including federal and state income taxes for the years ended December 31, 1997, 1996 and 1995 were $43,738,000, $44,099,000 and
$53,161,000, respectively.

     The Company has net operating loss carryovers for federal tax purposes of approximately $32 million and approximately $92 million, for various state and local tax purposes all of which expire at various times during 2007-2017. In addition, the Company has a federal research and development tax credit carryover of $600,000 which expires in 2012. The tax effect of these carryovers and credits is reflected as a deferred tax asset totaling $13,539,000 at December 31, 1997.

12.  TRANSACTIONS WITH GENERAL MOTORS

     On March 1, 1994, AAM finalized an Asset Purchase Agreement with General Motors Corporation ("General Motors") to acquire substantially all of General Motors' Saginaw Division's Final Drive and Forge Business Unit inventory, property, plant and equipment, and various other assets. In addition, the Company entered into long-term component supply agreements with General Motors and General Motors of Canada, Ltd.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

12.  TRANSACTIONS WITH GENERAL MOTORS--(CONTINUED)

("GMCL"), which made the Company the sole-source supplier to General Motors for all components manufactured by the Company at the date of acquisition. In 1997, the Company and General Motors entered into a binding memorandum of understanding (MOU) which provides the framework for the continuance of this business relationship on a long term basis. The GMCL supply agreement, which expires in September 1999, sets forth the terms whereby GMCL supplies axles produced at the General Motors St. Catharines, Ontario facility to the Company which resells them to General Motors. The Company has an irrevocable option to purchase, for a nominal amount, and relocate the equipment used in axle production by GMCL at this facility.

     Sales to General Motors accounted for approximately 96% of the Company's sales for 1997 and 1996, and 97% for 1995. The Company also purchased materials and services from General Motors in the amount of $331 million, $328 million and $402 million in 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996 accounts receivable from General Motors were $144 million and $77 million, respectively, and accounts payable to General Motors were $23 million and $26 million, respectively.

13. COMMITMENTS

     The Company plans to continue to make significant capital expenditures for new product and capacity programs and to upgrade its machinery, equipment and facilities. In 1998, the Company expects to invest between $250 million to $300 million for capital expenditures, of which obligated purchase commitments were approximately $150 million as of December 31, 1997.

14. SEGMENT INFORMATION

     The Company is engaged in one business segment: the manufacturing of driveline systems, including forged products for the automotive industry.

     United States export sales were as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        1997        1996        1995
                                                                      --------    --------    --------
                                                                               (IN THOUSANDS)
Canada.............................................................   $200,572    $158,536    $204,659
Mexico and South America...........................................    126,035     105,574      50,260
Other..............................................................      1,439       1,572         928
                                                                      --------    --------    --------
                                                                      $328,046    $265,682    $255,847
                                                                      --------    --------    --------
                                                                      --------    --------    --------

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                        DECEMBER 31, 1997, 1996 AND 1995

15. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

                                                                       1997            1996            1995
                                                                   ------------    ------------    ------------
Numerator:
  Net Income....................................................   $     55,264    $     61,724    $     70,571
  Preferred dividends...........................................        (29,915)        (13,642)             --
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock............................................         29,814              --              --
                                                                   ------------    ------------    ------------
  Numerator for basic earnings per share--income available to
     common shareholders........................................   $     55,163    $     48,082    $     70,571
  Effect of dilutive securities:
     Preferred dividends........................................         29,915          13,642              --
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock............................................        (29,814)             --              --
                                                                   ------------    ------------    ------------
  Numerator for diluted earnings per share--income available to
     common shareholders after assumed conversions..............   $     55,264    $     61,724    $     70,571
Denominator:
  Denominator for basic earnings per share--weighted-average
     shares.....................................................     74,620,428      83,054,085      83,054,085
  Effect of dilutive securities:
     Dilutive stock options outstanding.........................      8,050,311       6,891,494       6,891,494
     Conversion of Class A Preferred Stock......................     43,836,840      52,602,630      52,602,630
                                                                   ------------    ------------    ------------
  Dilutive potential common shares..............................     51,887,151      59,494,124      59,494,124
  Denominator for dilutive earnings per share--adjusted
     weighted-average shares and assumed conversion.............    126,507,579     142,548,209     142,548,209
                                                                   ------------    ------------    ------------
Basic earnings per share........................................   $        .74    $        .58    $        .85
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------
Diluted earnings per share......................................   $        .43    $        .43    $        .50
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------

16. SUBSEQUENT EVENTS

     Pursuant to the merger of AAMM into the Registrant in 1999, which was effected prior to the offerings, each share of AAMM common stock was converted into 3,945 shares of the Registrant's common stock. All share and per share amounts, other than authorized shares, have been adjusted to reflect this conversion. The basic and diluted earnings per share are based on the weighted average number of shares of common stock calculated in accordance with SAB 98.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                       SEPTEMBER 30,    DECEMBER 31,
                                                                                           1998            1997
                                                                                       -------------    ------------
                                                                                        (UNAUDITED)
                                                                                              (IN THOUSANDS)
                                       ASSETS
Current assets:
  Cash and cash equivalents.........................................................    $     4,328      $   17,285
  Accounts receivable...............................................................         94,428         166,459
  Inventories.......................................................................        125,363          96,636
  Prepaid expenses..................................................................         10,320           3,184
  Deferred income taxes.............................................................          5,608           5,608
                                                                                        -----------      ----------
Total current assets................................................................        240,047         289,172
Property, plant and equipment.......................................................        921,575         768,883
Less accumulated depreciation.......................................................       (160,336)       (119,103)
                                                                                        -----------      ----------
Property, plant and equipment, net..................................................        761,239         649,780
Deferred income taxes...............................................................         62,481          53,959
Other assets and deferred charges...................................................         34,478          24,742
                                                                                        -----------      ----------
Total assets........................................................................    $ 1,098,245      $1,017,653
                                                                                        -----------      ----------
                                                                                        -----------      ----------

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................................    $   220,678      $  227,826
  Accrued compensation and benefits.................................................        112,841         135,513
  Other accrued expenses............................................................         24,277          22,659
                                                                                        -----------      ----------
Total current liabilities...........................................................        357,796         385,998
Long-term debt......................................................................        609,798         507,043
Long-term liabilities...............................................................        104,318          87,381
                                                                                        -----------      ----------
Total liabilities...................................................................      1,071,912         980,422

Shareholders' equity:
  Common stock......................................................................              1               1
  Paid-in capital...................................................................         92,528          92,225
  Retained (deficit)................................................................        (66,196)        (54,995)
                                                                                        -----------      ----------
Total shareholders' equity..........................................................         26,333          37,231
                                                                                        -----------      ----------
Total liabilities and shareholders' equity..........................................    $ 1,098,245      $1,017,653
                                                                                        -----------      ----------
                                                                                        -----------      ----------

           See notes to condensed consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                            NINE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                         ------------------------
                                                                                            1998          1997
                                                                                         ----------    ----------
                                                                                              (IN THOUSANDS,
                                                                                             EXCEPT PER SHARE
                                                                                                 AMOUNTS)
Net Sales.............................................................................   $1,410,947    $1,582,032
Cost of goods sold....................................................................    1,324,948     1,409,222
                                                                                         ----------    ----------
Gross profit..........................................................................       85,999       172,810
Selling, general and administrative expenses..........................................       71,716        68,963
                                                                                         ----------    ----------
Operating income......................................................................       14,283       103,847
Net interest (expense) income.........................................................      (32,429)        4,632
  Other (expense) income..............................................................          276          (536)
                                                                                         ----------    ----------
Income (loss) before income taxes.....................................................      (17,870)      107,943
Income taxes (benefit)................................................................       (6,669)       38,860
                                                                                         ----------    ----------
Net income (loss).....................................................................   $  (11,201)   $   69,083
                                                                                         ----------    ----------
                                                                                         ----------    ----------
Basic earnings (loss) per share.......................................................   $     (.35)   $      .69
                                                                                         ----------    ----------
                                                                                         ----------    ----------
Diluted earnings (loss) per share.....................................................   $     (.35)   $      .48
                                                                                         ----------    ----------
                                                                                         ----------    ----------

           See notes to condensed consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                             NINE MONTHS ENDED
                                                                                                SEPTEMBER 30
                                                                                           ----------------------
                                                                                             1998         1997
                                                                                           ---------    ---------
                                                                                               (IN THOUSANDS)
Operating activities:
  Net income (loss).....................................................................   $ (11,201)   $  69,083
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization......................................................      50,442       36,140
     Deferred income taxes..............................................................      (8,522)       5,184
     Pensions and other postretirement benefits.........................................      10,899       24,376
     Loss (gain) on disposal of equipment...............................................         170          537
     Changes in operating assets and liabilities:
       Accounts receivable..............................................................      72,031      (51,553)
       Inventories......................................................................     (28,727)      (2,499)
       Accounts payable and accrued expenses............................................     (22,164)      74,405
       Other assets and deferred charges................................................     (20,136)      (7,266)
                                                                                           ---------    ---------
Net cash provided by operating activities...............................................      42,792      148,407
                                                                                           ---------    ---------
Investing activities:
  Purchases of property, plant and equipment, net.......................................    (158,807)    (206,592)
                                                                                           ---------    ---------
Net cash used in investing activities...................................................    (158,807)    (206,592)
                                                                                           ---------    ---------
Financing activities:
  Proceeds from issuance of long-term debt..............................................     128,000       50,000
  Payments of accounts receivable facility..............................................     (25,000)           0
  Payments on long-term debt............................................................        (245)        (244)
  Payment of dividends..................................................................           0      (22,538)
  Proceeds from issuance of common stock................................................         303            0
                                                                                           ---------    ---------
Net cash provided by financing activities...............................................     103,058       27,218
                                                                                           ---------    ---------
Net (decrease) in cash and cash equivalents.............................................     (12,957)     (30,967)
Cash and equivalents at beginning of period.............................................      17,285      126,034
                                                                                           ---------    ---------
Cash and equivalents at end of period...................................................   $   4,328    $  95,067
                                                                                           ---------    ---------
                                                                                           ---------    ---------

           See notes to condensed consolidated financial statements.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

1. BASIS OF PRESENTATION

     The accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, which are, in the opinion of the management of American Axle & Manufacturing of Michigan, Inc. (the "Company"), necessary to present fairly the condensed consolidated financial position of the Company as of September 30, 1998 and December 31, 1997, and the condensed consolidated results of operations and cash flows of the Company for the nine months ended September 30, 1998 and 1997, respectively. Results of operations for the periods presented are not necessarily indicative of the results for the full fiscal year. The balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 1997.

2. INVENTORIES

     Inventories consist of the following:

                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                      1998             1997
                                                                   -------------    ------------
                                                                          (IN THOUSANDS)
Raw materials and work-in-progress..............................     $  80,628        $ 68,323
Finished goods..................................................        42,260          25,587
                                                                     ---------        --------
Gross inventories at average cost...............................       122,888          93,910
Excess of average cost over LIFO cost...........................         8,030           7,650
                                                                     ---------        --------
Net inventories at LIFO.........................................       114,858          86,260
Supplies and repair parts.......................................        10,505          10,376
                                                                     ---------        --------
                                                                     $ 125,363        $ 96,636
                                                                     ---------        --------
                                                                     ---------        --------

3. COMPREHENSIVE INCOME

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires that the components and total amount of comprehensive income be reported in the financial statements for interim and annual periods in 1998. For the nine months ended September 30, 1998 and 1997, comprehensive income is equal to net income.

4. EARNINGS PER SHARE

     The weighted average number of common shares outstanding for purposes of the earnings per share computations are as follows:

                                                                         NINE MONTHS ENDED
                                                                          SEPTEMBER 30,
                                                                   -----------------------------
                                                                       1998             1997
                                                                   -------------    ------------
Basic...........................................................     32,434,540       83,054,085
                                                                    -----------     ------------
                                                                    -----------     ------------
Diluted.........................................................     32,434,540      142,548,220
                                                                    -----------     ------------
                                                                    -----------     ------------

     On October 29, 1997 the Company completed a comprehensive recapitalization (the "Recapitalization"). The weighted average number of common shares outstanding for purposes of the earnings per share calculation for the nine months ended September 30, 1998 reflects the effects of such Recapitalization.

     The average market price used in applying the treasury stock method for purposes of computing diluted earnings per share for the nine months ended September 30, 1998 and 1997 is $17.00.

                AMERICAN AXLE & MANUFACTURING OF MICHIGAN, INC.
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

5. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                             SEPTEMBER 30,    DECEMBER 31,
                                                                                1998             1997
                                                                             -------------    ------------
                                                                                    (IN THOUSANDS)
Credit Facilities:
  Revolver................................................................     $ 183,000        $ 55,000
  Tranche A Term Loan.....................................................             0               0
  Tranche B Term Loan.....................................................       375,000         375,000
                                                                               ---------        --------
       Total Credit Facilities............................................       558,000         430,000
Receivables Facility......................................................        50,000          75,000
Other.....................................................................         1,798           2,043
                                                                               ---------        --------
                                                                               $ 609,798        $507,043
                                                                               ---------        --------
                                                                               ---------        --------

     At September 30, 1998, $125 million was available under the Term Loan Facility and $67 million was available for future borrowings under the Revolver. Additionally, approximately $15 million was available for future borrowings under the Receivables Facility at September 30, 1998. In October 1998, approximately $40 million was borrowed under the Revolver to fund the acquisition described in Note 6. "Subsequent Events."

6. SUBSEQUENT EVENTS

     Acquisition

     In October 1998, the Company completed the acquisition of Albion Automotive (Holdings) Limited ("Albion"). Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. Albion's sales for its fiscal year ended March 31, 1998 were approximately $130 million and its major customers include Caterpillar (Perkins), LDV, PACCAR (Leyland and DAF), Renault, Rolls-Royce, Rover and Volvo.

     The acquisition price was approximately $41 million in cash, provided by borrowings under the Company's Revolver, and approximately $30 million of assumed debt and capitalized lease obligations. Approximately $14 million of consideration may be payable to Albion's former shareholders based upon Albion's future financial performance. The acquisition will be accounted for under the purchase method of accounting.

     Lease Financing

     The Company intends to enter into sale/leaseback transactions with respect to approximately $100 to $200 million of its capitalized machinery and equipment during 1999. The expected terms would result in the Company financing this machinery and equipment under operating leases with no material impact to the net income of the company. If such transactions are consummated, the proceeds would be utilized to reduce debt currently outstanding and thus, would provide financial flexibility for the Company.

7. PLANNED INITIAL PUBLIC OFFERING

     "AAMM" is the predecessor to American Axle & Manufacturing Holdings, Inc. ("Holdings"), a newly formed entity. Holdings has not yet commenced operations and has no assets or liabilities. The Company is in the process of undertaking an initial public offering and the Company has filed a Registration Statement, as amended on Form S-1 with the Securities and Exchange Commission to offer approximately $119 million of Holding's common stock (the "Offering") (assuming the Underwriters' over-allotment options are not exercised). The net proceeds to the Company from such Offering, after deduction of associated expenses, are expected to be approximately $108.8 million (assuming the Underwriters' over-allotment options are not exercised). AAMM will be merged into Holdings prior to completion of the Offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................      3
Risk Factors................................................      9
The Recapitalization........................................     16
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Dilution....................................................     18
Capitalization..............................................     19
Selected Financial and Other Data...........................     20
Unaudited Pro Forma Condensed Consolidated Statement of
  Income....................................................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Business....................................................     32
Management..................................................     43
Ownership of Common Stock...................................     54
Certain Transactions........................................     55
Description of Capital Stock................................     57
Description of Certain Indebtedness.........................     61
Shares Eligible for Future Sale.............................     63
Certain United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................     65
Underwriting................................................     67
Legal Opinions..............................................     70
Experts.....................................................     70
Change in Independent Accountants...........................     70
Additional Information......................................     70
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

     UNTIL FEBRUARY 22, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES
                                    [LOGO]
                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK
                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                          DONALDSON, LUFKIN & JENRETTE
                           MORGAN STANLEY DEAN WITTER
                            PAINEWEBBER INCORPORATED

                                JANUARY 28, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS
----------
                                7,000,000 SHARES
                                    [LOGO]
                         AMERICAN AXLE & MANUFACTURING
                                 HOLDINGS, INC.
                                  COMMON STOCK
                            ------------------------

     All of the 7,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), of American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the "Company"), offered hereby are being issued and sold by the Company. Upon the closing of the Offerings (as defined below), Blackstone Capital Partners II Merchant Banking Fund L.P. and its affiliates (collectively, "Blackstone") and the officers and directors of the Company will own 54.3% and 25.2%, respectively, of the outstanding Common Stock on a fully diluted basis (53.2% and 24.6%, respectively, if the over-allotment options are exercised in full).

     Of the 7,000,000 shares of Common Stock offered initially hereby, 1,400,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 5,600,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"). The initial public offering price and the underwriting discount per share are identical for the International Offering and the U.S. Offering (collectively, the "Offerings"). See "Underwriting."

     Prior to the Offerings, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

     The Company's Common Stock has been approved for listing on the New York Stock Exchange, subject to final notice of issuance, under the symbol "AXL."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                      PRICE TO                UNDERWRITING              PROCEEDS TO
                       PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------
Per Share...           $17.00                    $1.19                     $15.81
Total(3)....        $119,000,000               $8,330,000               $110,670,000
------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters (collectively, the "Underwriters") against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,850,000.

(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days of the date hereof, to purchase up to an additional 210,000 and 840,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $136,850,000, $9,579,500 and $127,270,500, respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about February 3, 1999.
                            ------------------------

MERRILL LYNCH & CO.
              CREDIT SUISSE FIRST BOSTON
                             DONALDSON, LUFKIN & JENRETTE
                                             MORGAN STANLEY DEAN WITTER
                                                        PAINEWEBBER INCORPORATED

                            ------------------------

                The date of this Prospectus is January 28, 1999.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International, Morgan Stanley & Co. International Limited and PaineWebber International (U.K.) Ltd. are acting as Lead Managers for the International Managers named below. Subject to the terms and conditions set forth in the purchase agreement (the "International Purchase Agreement") among the Company and the International Managers, and concurrently with the sale of 5,600,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                                                                               NUMBER
             INTERNATIONAL MANAGER                                                            OF SHARES
-------------------------------------------------------------------------------------------   ---------
Merrill Lynch International................................................................     315,000
Credit Suisse First Boston (Europe) Limited................................................     315,000
Donaldson, Lufkin & Jenrette International.................................................     315,000
Morgan Stanley & Co. International Limited.................................................     315,000
PaineWebber International (U.K.) Ltd.......................................................     140,000
                                                                                              ---------
             Total.........................................................................   1,400,000
                                                                                              ---------
                                                                                              ---------

     The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,400,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of 5,600,000 shares of Common Stock. The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.70 per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 210,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise such options, each of the International Managers will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company has also granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchases up to an aggregate of 840,000 shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Company, its executive officers and directors and substantially all of its existing stockholders have agreed, subject to certain exceptions, not to
(i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. The foregoing restrictions on the Company shall not apply to shares issued and options and awards granted under the Company's stock option plans or shares issued or options, warrants or rights granted in connection with acquisitions by the Company so long as the recipient thereof in such acquisition is subject to similar restrictions until the expiration of such 180-day period. See "Shares Eligible for Future Sale."

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price was determined through negotiations between the Company and the International Managers and the U.S. Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were price-earnings ratios of publicly traded companies that the International Managers believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and the timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby to persons in the United Kingdom prior to the expiration of the period of six months from the closing date except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the International Managers are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the International Managers may reduce that short position by purchasing Common Stock in the open market. The International Managers may also elect to reduce any short position by exercising all or part of the over-allotment opinion described above.

     The International Managers may also impose a penalty bid on certain Underwriters and selling group members. This means that if the International Managers purchase shares of Common Stock in the option market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the International Managers will engage in such transactions, or that such transactions, once commenced, will not be discontinued without notice.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

     Merrill Lynch and Donaldson, Lufkin & Jenrette Securities Corporation acted as financial advisors to the Company and Blackstone, respectively, in connection with the Recapitalization for which they received customary fees from the Company. In addition, Credit Suisse First Boston Corporation and certain affiliates of Merrill Lynch are lenders under the Credit Facilities. Credit Suisse First Boston Corporation and an affiliate of Merrill Lynch, as lenders under the Revolving Credit Facility, are expected to receive a portion of the proceeds from the Offerings, which, in the aggregate, is expected to be less than 10% of the aggregate net proceeds of the Offerings. See "Use of Proceeds." Credit Suisse First Boston Corporation has been engaged by the Company to act as placement agent in connection with its proposed sale/leaseback transaction for which Credit Suisse First Boston Corporation would receive customary fees.

                            [ALTERNATE BACK COVER]

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

     IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.
                            ------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................      3
Risk Factors................................................      9
The Recapitalization........................................     16
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Dilution....................................................     18
Capitalization..............................................     19
Selected Financial and Other Data...........................     20
Unaudited Pro Forma Condensed Consolidated Statement of
  Income....................................................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Business....................................................     32
Management..................................................     43
Ownership of Common Stock...................................     54
Certain Transactions........................................     55
Description of Capital Stock................................     57
Description of Certain Indebtedness.........................     61
Shares Eligible for Future Sale.............................     63
Certain United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................     65
Underwriting................................................     67
Legal Opinions..............................................     70
Experts.....................................................     70
Change in Independent Accountants...........................     70
Additional Information......................................     70
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

     UNTIL FEBRUARY 22, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                7,000,000 SHARES
                                    [LOGO]
                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                                  COMMON STOCK
                          ---------------------------
                              P R O S P E C T U S
                          ---------------------------

                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                         DONALDSON, LUFKIN & JENRETTE
                           MORGAN STANLEY DEAN WITTER
                           PAINEWEBBER INTERNATIONAL

                                JANUARY 28, 1999

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